UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to _________ Commission File No. 0-13660 Seacoast Banking Corporation of Florida (Exact Name of Registrant as Specified in its Charter) Florida 59-2260678 (State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.) 815 Colorado Avenue, Stuart FL 34994 (Address of Principal Executive Offices) (Zip Code) (772) 287-4000 (Registrant’s Telephone Number, Including Area Code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock SBCF NASDAQ Global Select Market Securities registered pursuant to Section 12(g) of the Act: None. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No The aggregate market value of Seacoast Banking Corporation of Florida common stock, par value $0.10 per share, held by non- affiliates, computed by reference to the price at which the stock was last sold on June 30, 2024, as reported on the NASDAQ Global Select Market, was approximately $2.0 billion. The number of shares of Seacoast Banking Corporation of Florida common stock, par value $0.10 per share, outstanding as of January 31, 2025, was 85,612,136. DOCUMENTS INCORPORATED BY REFERENCE Certain portions of the registrant’s Proxy Statement for the 2025 Annual Meeting of Shareholders (the “2025 Proxy Statement”) are incorporated by reference into Part III, Items 10 through 14 of this report. Other than those portions of the 2025 Proxy Statement specifically incorporated by reference herein pursuant to Items 10 through 14, no other portions of the 2025 Proxy Statement shall be deemed so incorporated.

Part I TABLE OF CONTENTS Part I Glossary of Defined Terms 2 Forward-Looking Statements 4 Item 1. Business 6 Item 1A. Risk Factors 15 Item 1B. Unresolved Staff Comments 27 Item 1C. Cybersecurity 27 Item 2. Properties 29 Item 3. Legal Proceedings 29 Item 4. Mine Safety Disclosures 29 Part II Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 30 Item 6. [Reserved] 30 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 31 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 58 Item 8. Financial Statements and Supplementary Data 64 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 124 Item 9A. Controls and Procedures 124 Item 9B. Other Information 124 Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections 125 Part III Item 10. Directors, Executive Officers and Corporate Governance 125 Item 11. Executive Compensation 125 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 126 Item 13. Certain Relationships and Related Transactions, and Director Independence 126 Item 14. Principal Accountant Fees and Services 126 Part IV Item 15. Exhibits, Financial Statement Schedules 127 Item 16. Form 10-K Summary 130

Glossary of Defined Terms

Term	Definition	Term	Definition
ABS	Asset-backed securities	FASB	Financial Accounting Standards Board
ACH	Automated clearing house	FDIC	Federal Deposit Insurance Corporation
ACL	Allowance for credit losses	FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991
AFS	Available-for-sale	FHA	Fair Housing Act
ALCO	Asset and Liability Management Committee	FHLB	Federal Home Loan Bank
AML	Anti-money laundering	FICO	Fair Isaac Corporation (credit score)
AOCI	Accumulated other comprehensive income	FinCEN	Financial Crimes Enforcement Network
Apollo	Apollo Bancshares, Inc.	FRB	Federal Reserve Board
ARM	Adjustable-rate mortgage	FTE	Fully taxable equivalent
ASC	Accounting Standards Codification	GAAP	Accounting principles generally accepted in the United States of America
ASU	Accounting Standards Update	GLBA	Gramm-Leach-Bliley Act
ATM	Automated teller machine	HELOC	Home equity line of credit
BBFC	Business Bank of Florida Corp.	HTM	Held-to-maturity
BHC	Bank Holding Company	ITC	Information Technology Committee
BOLI	Bank owned life insurance	LTV	Loan-to-value
CDI	Core deposit intangibles	Moody's	Moody's Analytics
CECL	Current expected credit losses	MSA	Metropolitan statistical area
CEO	Chief Executive Officer	NASDAQ	NASDAQ Global Select Market
CET1	Common equity tier 1	NAV	Net Asset Value
CFO	Chief Financial Officer	NPA	Nonperforming asset
CFPB	Consumer Financial Protection Bureau	OCC	Office of the Comptroller of the Currency
CISO	Chief Information Security Officer	OFAC	Office of Foreign Assets Control
CLO	Collateralized loan obligations	OREO	Other real estate owned
CRA	Community Reinvestment Act	PCAOB	Public Company Accounting Oversight Board
CRE	Commercial Real Estate	PCD	Purchased credit deteriorated
CRO	Chief Risk Officer	PPP	Paycheck Protection Program
DIF	Deposit Insurance Fund	Professional	Professional Holding Corp.
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act	REIT	Real estate investment trust
DOJ	Department of Justice	ROA	Return on assets
Drummond	Drummond Banking Company	ROTA	Return on tangible assets
DTA	Deferred tax asset	ROTCE	Return on tangible common equity
ECOA	Equal Credit Opportunity Act	ROUA	Right-of-use asset
EPS	Earnings per share	RSA	Restricted stock award
ERM	Enterprise Risk Management	RSU	Restricted stock unit
ERMC	Enterprise Risk Management Committee	Sabal Palm	Sabal Palm Bancorp, Inc.
ESG	Environmental, social and governance	SBA	Small Business Administration
ESPP	Employee Stock Purchase Plan	SBIC	Small business investment companies
EVE	Economic value of equity	SEC	Securities and Exchange Commission

2

Term Definition Term Definition SERP Supplemental Executive Retirement Plan TDR Troubled debt restructuring SOFR Secured Overnight Financing Rate XBRL eXtensible Business Reporting Language TBM Troubled borrower modification 3

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS Certain statements made or incorporated by reference herein which are not statements of historical fact, including those under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere herein, are “forward-looking statements” within the meaning, and protections, of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, and intentions about future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company's control, and which may cause the actual results, performance or achievements of Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) or its wholly-owned banking subsidiary, Seacoast National Bank (“Seacoast Bank”), to be materially different from those set forth in the forward-looking statements. All statements other than statements of historical fact could be forward-looking statements. You can identify these forward- looking statements through the use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “support,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “further,” “plan,” “point to,” “project,” “could,” “intend,” “target” or other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation: • The impact of current and future economic and market conditions generally (including seasonality) and in the financial services industry, nationally and within Seacoast’s primary market areas, including the effects of inflationary pressures, changes in interest rates, slowdowns in economic growth, and the potential for high unemployment rates, as well as the financial stress on borrowers and changes to customer and client behavior and credit risk as a result of the foregoing; • Potential impacts of adverse developments in the banking industry, including those highlighted by high-profile bank failures, and including impacts on customer confidence, deposit outflows, liquidity and the regulatory response thereto (including increases in the cost of our deposit insurance assessments), the Company's ability to effectively manage its liquidity risk and any growth plans, and the availability of capital and funding; • Governmental monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve, as well as legislative, tax and regulatory changes including overdraft and late fee caps (if implemented), including those that impact the money supply and inflation; • The risks of changes in interest rates on the level and composition of deposits (as well as the cost of, and competition for, deposits), loan demand, liquidity and the values of loan collateral, securities, and interest rate sensitive assets and liabilities; • Interest rate risks (including the impact of interest rates on macroeconomic conditions, customer and client behavior, and on our net interest income), sensitivities and the shape of the yield curve; • Changes in accounting policies, rules, and practices; • Changes in retail distribution strategies, customer preferences and behavior generally and as a result of economic factors, including heightened or persistent inflation; • Changes in the availability and cost of credit and capital in the financial markets; • Changes in the prices, values and sales volumes of residential and commercial real estate, especially as they relate to the value of collateral supporting the Company’s loans; • The Company’s concentration in commercial real estate loans and in real estate collateral in Florida; • Seacoast's ability to comply with any regulatory requirements and the risk that the regulatory environment may not be conducive to or may prohibit or delay the consummation of future mergers and/or business combinations, may increase the length of time and amount of resources required to consummate such transactions, and may reduce the anticipated benefit; 4

• Inaccuracies or other failures from the use of models, including the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions; • The impact on the valuation of Seacoast’s investments due to market volatility or counterparty payment risk, as well as the effect of a decline in stock market prices on our fee income from our wealth management business; • Statutory and regulatory dividend restrictions; increases in regulatory capital requirements for banking organizations generally; • The risks of mergers, acquisitions and divestitures, including Seacoast’s ability to continue to identify acquisition targets, successfully acquire and integrate desirable financial institutions and realize expected revenues and revenue synergies; • Changes in technology or products that may be more difficult, costly, or less effective than anticipated; • The Company’s ability to identify and address increased cybersecurity risks, including those impacting vendors and other third parties which may be exacerbated by developments in generative artificial intelligence; • Fraud or misconduct by internal or external parties, which Seacoast may not be able to prevent, detect or mitigate; • Inability of Seacoast’s risk management framework to manage risks associated with the Company’s business; • Dependence on key suppliers or vendors to obtain equipment or services for the business on acceptable terms; • Reduction in or the termination of Seacoast’s ability to use the online- or mobile-based platform that is critical to the Company’s business growth strategy; • The effects of war or other conflicts, acts of terrorism, natural disasters, including hurricanes in the Company's footprint, health emergencies, epidemics or pandemics, or other catastrophic events that may affect general economic conditions and/or increase costs, including, but not limited to, property and casualty and other insurance costs; • Seacoast’s ability to maintain adequate internal controls over financial reporting; • Potential claims, damages, penalties, fines, costs and reputational damage resulting from pending or future litigation, regulatory proceedings and enforcement actions; • The risks that deferred tax assets could be reduced if estimates of future taxable income from the Company’s operations and tax planning strategies are less than currently estimated, the results of tax audit findings, challenges to our tax positions, or adverse changes or interpretations of tax laws; • The effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, non-bank financial technology providers, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions; • The failure of assumptions underlying the establishment of reserves for expected credit losses; • Risks related to, and the costs associated with, ESG and anti-ESG matters, including the scope and pace of related rulemaking activity, disclosure requirements and potential litigation; • A deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the federal budget and economic policy, including the impact of tariffs and trade policies; • The risk that balance sheet, revenue growth, and loan growth expectations may differ from actual results; and • Other factors and risks described under “Risk Factors” herein and in any of the Company's subsequent reports filed with the SEC and available on its website at www.sec.gov. All written or oral forward-looking statements attributable to Seacoast are expressly qualified in their entirety by this cautionary notice. The Company assumes no obligation to update, revise or correct any forward-looking statements that are made from time to time, either as a result of future developments, new information or otherwise, except as may be required by law. 5

Item 1. Business Overview Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) is a financial holding company, incorporated in Florida in 1983, and registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Its principal subsidiary is Seacoast National Bank, a wholly-owned national banking association (“Seacoast Bank”), which commenced its operations in 1933. As of December 31, 2024, Seacoast had total consolidated assets of $15.2 billion, total deposits of $12.2 billion, total consolidated liabilities, including deposits, of $13.0 billion and consolidated shareholders’ equity of $2.2 billion. Seacoast Bank is one of the largest banks headquartered in Florida, with an expanding presence in the state's fastest growing markets, each of which has unique characteristics and opportunities. This growth has been achieved through a balanced strategy consisting of organic growth and opportunistic acquisitions. The Company provides integrated financial services including commercial and consumer banking, wealth management, mortgage and insurance services to customers through advanced mobile and online banking solutions, and through Seacoast Bank's network of 77 full-service branches. The Company’s legal structure includes wholly-owned subsidiaries through which the Company manages investments and foreclosed properties. Through one of these subsidiaries, Seacoast Bank has a controlling interest in a REIT. Unrelated investors own a non-controlling interest in the preferred stock of the REIT. Seacoast Bank provides brokerage and annuity services through an affiliation with a third party broker/dealer, LPL Financial. Seacoast Insurance Services, Inc. and Nature Coast Insurance, Inc., each a wholly-owned subsidiary of Seacoast, facilitate access for the Company to provide customers with a range of insurance products. The Company also operates seven trusts, formed for the purpose of issuing trust preferred securities, as described in "Note 9 - Borrowings” in Item 8 of this Form 10-K. Available Information The Company's principal offices are located at 815 Colorado Avenue, Stuart, Florida 34994, and the telephone number at that address is (772) 287-4000. The Company and Seacoast Bank maintain websites at www.seacoastbanking.com and www.seacoastbank.com, respectively. The information on these websites is not part of this report and neither of these websites nor the information appearing on these websites is included or incorporated in this report. Seacoast makes available, free of charge on its corporate website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Also available on the Company's website are its Code of Conduct, Corporate Governance Guidelines, the charter of each active committee of the Board of Directors, and other materials outlining the Company's corporate governance practices. Market and Competition Seacoast operates in a highly competitive environment, and Seacoast Bank's competition includes not only other banks, but also various other non-bank financial institutions, including savings and loan associations, credit unions, mortgage companies, personal and commercial financial companies, peer-to-peer lending businesses, financial technology companies, investment brokerage and financial advisory firms and mutual fund companies. Seacoast Bank competes for deposits, commercial, fiduciary and investment services and various types of loans and other financial services. Seacoast Bank also competes for interest-bearing funds with other financial intermediaries, including brokerage and insurance firms, as well as investment alternatives, including mutual funds, governmental and corporate bonds, and other securities. Continued consolidation, rapid technological changes, and regulatory developments within the financial services industry will likely change the nature and intensity of Seacoast's competition in the financial services sector, but should also create opportunities for the Company to demonstrate and leverage its competitive advantages. Competitors include not only financial institutions based in Florida, but also large out-of-state and foreign banks, bank holding companies and other financial institutions that have an established market presence in Florida or that offer internet-based products. Many of the Company's competitors are engaged in local, regional, national and international operations and have greater assets, personnel and other resources. Some of these competitors are subject to less regulation and/or more favorable tax treatment. Many of these institutions have greater resources, broader geographic markets and higher lending limits, and may offer services that the Company does not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic and other technology. To offset these potential competitive disadvantages, the Company depends on its reputation for superior service, ability to make credit and other business decisions quickly, and the delivery of an integrated distribution of traditional branches and bankers, with digital technology. 6

Human Capital As of December 31, 2024, the Company and its subsidiaries employed 1,504 full time-equivalent employees. Our associates are not represented by a collective bargaining agreement, and we believe our relationship with our associates is strong. Professional Development and Employee Engagement Seacoast offers comprehensive training and development programs to provide professional growth opportunities and career paths for our associates, and offers tuition reimbursement to promote continued professional education. The Seacoast Manager Excellence Program supports associates as they progress from individual contributor to manager, focusing on creating purpose, driving results, developing talent, and leading change. To ensure that we are meeting associates’ expectations, we conduct an Employee Engagement Survey each year. The results of the survey and the process of continuous improvement are discussed with the Board at least annually. In 2024, 95% of associates participated in the annual engagement survey, with an overall associate engagement score of 84%, which is 13 percentage points higher than similarly-sized companies, nine percentage points higher than the Banking industry and eight percentage points higher than the Finance industry benchmarks. Associate Health and Well-Being We strive to offer competitive compensation and employee benefits including, among others, paid vacation time, medical, dental and vision insurance benefits, a 401(k) plan with company match, and an employee stock purchase plan. Seacoast also provides associates with access to a variety of resources to address personal and financial health and wellness. Comprehensive Employee Assistance Plan resources are accessible to all associates, addressing a wide range of topics from substance abuse to child and elder care resources. Associates are encouraged to balance their physical fitness with their work life, with a Company reimbursement for a portion of fitness center memberships. We also offer financial planning resources for help with student debt, retirement planning and one-on-one financial planning sessions to all associates. Supervision and Regulation The Company is extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect the Company or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company’s and Seacoast Bank’s business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on the Company and Seacoast Bank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to the Company or Seacoast Bank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on the Company's and Seacoast Bank’s business, operations, and earnings. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the Deposit Insurance Fund of the FDIC, and the U.S. banking and financial system rather than protection for the holders of the Company's capital stock. Regulation of the Company: The Company is registered as a bank holding company with the Federal Reserve Bank under the BHC Act and has elected to be a financial holding company. As such, the Company is subject to comprehensive supervision and regulation by the Federal Reserve and to its regulatory reporting requirements. Federal law subjects financial holding companies, such as Seacoast, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may lead to regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company. If we become subject to and are unable to comply with the terms of any future regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common and preferred stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock. 7

Activity Limitations: As a financial holding company, Seacoast is permitted to engage directly or indirectly in a broader range of activities than those permitted for a bank holding company. Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks and certain other activities determined by the Federal Reserve to be closely related to banking. Financial holding companies may also engage in activities that are considered to be financial in nature, as well as those incidental or, if so determined by the FRB, complementary to financial activities. The Company and Seacoast Bank must each remain “well-capitalized” and “well-managed” and Seacoast Bank must receive a Community Reinvestment Act rating of at least “Satisfactory” at its most recent examination in order for the Company to maintain its status as a financial holding company. In addition, the FRB has the power to order a financial holding company or its subsidiaries to terminate any non-banking activity or terminate its ownership or control of any non-bank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that financial holding company. As further described below, each of the Company and Seacoast Bank is well-capitalized as of December 31, 2024, and Seacoast Bank achieved a rating of “Outstanding” in its most recent CRA evaluation. Source of Strength Obligations: As a bank holding company, we are required to act as a source of financial and managerial strength to Seacoast Bank and to maintain resources adequate to support it. The term “source of financial strength” means the ability to provide financial assistance in the event of financial distress. As regulator of Seacoast Bank, the OCC may require reports from the Company to assess its ability to serve as a source of strength and the FRB may enforce compliance with the source of strength requirements and require the Company to provide financial assistance to Seacoast Bank in the event of financial distress. Acquisitions: The BHC Act permits acquisitions of banks by bank holding companies, such that Seacoast and any other bank holding company, whether located in Florida or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentages, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the FRB before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The FRB may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction meeting the convenience and needs of the community to be served. The FRB is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the CRA; and (4) the effectiveness of the companies in combating money laundering. Change in Control: Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the FRB before acquiring control of any bank holding company, such as Seacoast, and the OCC before acquiring control of any national bank, such as Seacoast Bank. Upon receipt of such notice, the bank regulatory agencies may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a person or group acquires the power to vote 10% or more of the Company's outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of the Company's stock. Governance and Financial Reporting Obligations: Seacoast is required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the Securities and Exchange Commission, the Public Company Accounting Oversight Board, and the NASDAQ Global Select Market stock exchange. In particular, the Company is required to include management and independent registered public accounting firm reports on internal controls as part of its Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. The Company has evaluated its controls, including compliance with the SEC rules on internal controls, and has and expects to continue to spend significant amounts of time and money on compliance with these rules. Failure to comply with these internal control rules may materially adversely affect the Company's reputation, its ability to obtain the necessary certifications to financial statements, and the value of the Company's securities. The assessments of the Company's financial reporting controls as of December 31, 2024 are included in this report under “Item 9A. Controls and Procedures.” 8

Corporate Governance: The Dodd-Frank Wall Street Reform and Consumer Protection Act addressed many investor protection, corporate governance, and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act: (1) granted shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhanced independence requirements for Compensation Committee members; and (3) required companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers. Incentive Compensation: The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The federal banking agencies issued proposed rules in 2011 and issued guidance on sound incentive compensation policies. In 2016, the federal banking agencies also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. In May 2024, these proposed rules were reintroduced, with public comment requested. As of December 31, 2024, these rules have not been implemented. The Company and Seacoast Bank have undertaken efforts to ensure that their incentive compensation plans do not encourage inappropriate risks and that policies are in place to provide for recovery (i.e., "clawback") of erroneously awarded incentive compensation, consistent with three key principles: that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance. Shareholder Say-On-Pay Votes: The Dodd-Frank Act requires public companies to provide shareholders with an advisory vote on executive compensation (known as say-on-pay votes), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on say-on-pay proposals at least every three years and the opportunity to vote on the frequency of say-on- pay votes at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The Company has annually included in the proxy statement a separate advisory vote on the compensation paid to executives. The say-on-pay, the say-on-parachute and the say-on-frequency votes are advisory and explicitly nonbinding and cannot override a decision of the Company's Board of Directors. Volcker Rule: Section 13 of the BHC Act, commonly referred to as the “Volcker Rule,” generally prohibits banking organizations with greater than $10 billion in assets from (i) engaging in certain proprietary trading, and (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund,” all subject to certain exceptions. The Volcker Rule also specifies certain limited activities in which bank holding companies and their subsidiaries may continue to engage and requires banking organizations to implement compliance programs. The Company became subject to the Volcker Rule effective January 1, 2024, and this had no material effect on the Company's activities or operations. Other Regulatory Matters: The Company and its subsidiaries are also subject to oversight by the SEC, the PCAOB, the NASDAQ stock exchange and various state securities and insurance regulators. The Company and its subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning business practices. Such requests are considered incidental to the normal conduct of business. Capital Requirements: The Company and Seacoast Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the FRB and OCC may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution’s exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution’s ability to manage those risks are important factors that are to be taken into account in assessing an institution’s overall capital adequacy. The following is a brief description of the relevant provisions of these capital rules and their potential impact on the Company's and Seacoast Bank's capital levels. The Company and Seacoast Bank are subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital, and a total risk-based capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock, plus retained earnings, and certain qualifying minority interests, less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt, other preferred stock and certain hybrid capital instruments, and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the 9 risk-based capital rules, including, for example, "high volatility" commercial real estate, past due assets, structured securities and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average total consolidated assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies is 4%.

In addition, the capital rules require a capital conservation buffer of 2.5% above each of the minimum risk-based capital ratio requirements (CET1, Tier 1 and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction.

The Federal Deposit Insurance Corporation Improvement Act of 1991, among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized.

Seacoast Bank is subject to minimum ratios to be considered well-capitalized. The FRB has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules. For purposes of the FRB's Regulation Y, including determining whether a bank holding company meets the requirements to be a financial holding company, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. If the FRB were to apply the same or a similar well-capitalized standard to bank holding companies as that applicable to Seacoast Bank, the Company's capital ratios as of December 31, 2024 would exceed such revised well-capitalized standard. Also, the FRB may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on the operations or financial condition of the Company or Seacoast Bank. Failure to meet minimum capital requirements could also result in restrictions on the Company's or Seacoast Bank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on growth.

In 2024, the Company's and Seacoast Bank's regulatory capital ratios were above the well-capitalized standards and met the capital conservation buffer as of December 31, 2024. Based on current estimates, we believe that the Company and Seacoast Bank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2025. As of December 31, 2024, the consolidated capital ratios of Seacoast and Seacoast Bank were as follows:

	Seacoast (Consolidated)	Seacoast Bank	Minimum to be Well-Capitalized[1]
Total Risk-Based Capital Ratio	16.18 %	15.30 %	10.00 %
Tier 1 Capital Ratio	14.81	14.13	8.00
CET1 Capital Ratio	14.15	14.13	6.50
Leverage Ratio	11.19	10.66	5.00

[1]*For subsidiary bank only*

Payment of Dividends: The Company is a legal entity separate and distinct from Seacoast Bank and its other subsidiaries. The Company's primary source of cash is dividends from Seacoast Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank (such as Seacoast Bank) in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends that would be greater than such bank's undivided profits after deducting statutory bad debts in excess of such bank's allowance for possible loan losses.

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In addition, the Company and Seacoast Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice. The OCC and the FRB have indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC and the FRB have each indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings. In accordance with FRB policy, the Board of Directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the FRB has indicated that the Board of Directors of a bank holding company should consult with the FRB and eliminate, defer or significantly reduce the bank holding company’s dividends if: • its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; • its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or • it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Company has historically relied upon dividends from Seacoast Bank and securities offerings to provide funds to pay the Company’s expenses and to service the Company’s debt. During the year ended December 31, 2024, Seacoast Bank distributed $59.6 million to the Company. During the year ended December 31, 2023, Seacoast Bank distributed $40.7 million to the Company. Prior approval by the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank’s profits for that year combined with its retained net profits for the preceding two calendar years. Under this restriction Seacoast Bank is eligible to distribute dividends up to $188.9 million to the Company, without prior OCC approval, as of December 31, 2024. It is the policy of the FRB that bank holding companies should pay cash dividends on common stock only on income available during the past year, only if prospective earnings retention is consistent with the organization's expected future needs and financial condition, and only if the level of cash dividends does not undermine the bank holding company's ability to serve as a source of strength to its banking subsidiary. The Company has paid quarterly dividends since the second quarter of 2021. Whether the Company continues to pay quarterly dividends and the amount of any such dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, and other factors that the Board of Directors may deem relevant. Regulation of the Bank: As a national bank, Seacoast Bank is subject to comprehensive supervision and regulation by the OCC and is subject to its regulatory reporting requirements. Additionally, Seacoast Bank also is subject to certain FRB and FDIC regulations. Seacoast Bank meets the definition of a “large institution” and is subject to direct supervision by the Consumer Financial Protection Bureau for compliance with a wide range of consumer compliance laws, and for assessment of the effectiveness of the Bank's compliance management system. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law. Broadly, regulations applicable to Seacoast Bank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investments that may be made by Seacoast Bank; and requirements governing risk management practices. Seacoast Bank is permitted under federal law to open a branch on a de novo basis across state lines where the laws of that state would permit a bank chartered by that state to open a de novo branch. Transactions with Affiliates and Insiders: Seacoast Bank is subject to restrictions on extensions of credit and certain other transactions between Seacoast Bank and the Company or any non-bank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of Seacoast Bank’s capital and surplus, and all such transactions between Seacoast Bank and the Company and all of its non-bank affiliates combined are limited to 20% of Seacoast Bank’s capital and surplus. Loans and other extensions of credit from Seacoast Bank to the Company or any affiliate generally are required to be 11 secured by eligible collateral in specified amounts. In addition, any transaction between Seacoast Bank and the Company or any affiliate are required to be on an arm’s length basis. Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as Seacoast Bank, to their directors, executive officers and principal shareholders. Reserves: FRB rules require depository institutions, such as Seacoast Bank, to maintain reserves against their transaction accounts, primarily interest-bearing and noninterest-bearing checking accounts. Reserve requirement ratios were reduced to zero percent in March 2020, and are subject to annual adjustment by the FRB. FDIC Insurance Assessments and Depositor Preference: Seacoast Bank’s deposits are insured by the FDIC’s DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. Seacoast Bank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution’s average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. The Federal Deposit Insurance Act requires the FDIC to adopt a restoration plan when the DIF reserve ratio falls below the statutory minimum of 1.35% or is expected to within six months. Such a plan was adopted by the FDIC in 2020 to restore the DIF to at least 1.35% by September 30, 2028. In 2022, based on projections indicating that achievement of the statutory minimum reserve ratio within the required timeframe was at risk, the FDIC amended the restoration plan and increased initial base deposit insurance assessment rates by two basis points, beginning in the first quarter of 2023. In response to the bank failures in early 2023, the FDIC implemented a special assessment to recover the losses to the DIF. The base for the special assessment was equal to an insured depository institution’s estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion. As Seacoast Bank did not have more than $5 billion in uninsured deposits at the measurement date, it was not subject to the special assessment. Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC on behalf of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company. Standards for Safety and Soundness: The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans. Anti-Money Laundering: A continued focus of governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing. Title III of the USA PATRIOT Act requires that regulated banks such as Seacoast Bank: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. Failure of a financial institution to comply with the USA PATRIOT Act’s requirements could have serious legal and reputational consequences for the institution. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, subject to pending implementation by regulatory rulemaking, and on June 30, 2021 FinCEN published the first set of “national AML priorities,” as required by the Bank Secrecy Act, which include, but are not limited to, cybercrime, terrorist financing, fraud, and drug/human trafficking. FinCEN is required to implement regulations to specify how covered financial institutions, such as the Company, should incorporate these national priorities into their AML programs. As of December 31, 2024, no such regulations have been proposed. 12

Economic Sanctions: The Office of Foreign Assets Control is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If the Company finds a name on any transaction, account or wire transfer that is on an OFAC list, it must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and it must notify the appropriate authorities. Concentrations in Lending: In 2006, the federal bank regulatory agencies released guidance on “Concentrations in Commercial Real Estate Lending” (the “Guidance”) and advised financial institutions of the risks posed by CRE lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for credit losses and capital levels may also be required. The Guidance is triggered when commercial real estate loan concentrations exceed either: • Total reported loans for construction, land development, and other land of 100% or more of a bank’s total risk-based capital; or • Total reported loans secured by multifamily and non-farm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank’s total risk-based capital. The Guidance also applies when a bank has a sharp increase in commercial real estate loans or has significant concentrations of commercial real estate secured by a particular property type. Seacoast Bank has exposures to loans secured by commercial real estate due to the nature of its markets and the loan needs of both its retail and commercial customers. Seacoast Bank believes that its long-term experience in commercial real estate lending, underwriting policies, internal controls, and other policies currently in place, as well as its loan and credit monitoring and administration procedures, are generally appropriate to managing its concentrations as required under the Guidance. At December 31, 2024, Seacoast Bank's construction and land development loans represented approximately 38% of total risk-based capital, well below the Guidance’s threshold. At December 31, 2024, the total commercial real estate exposure for Seacoast Bank represented approximately 237% of total risk- based capital, also below the Guidance’s threshold. Debit Interchange Fees: Interchange fees, or “swipe” fees, are fees that merchants pay to card companies and card-issuing banks such as Seacoast Bank for processing electronic payment transactions on their behalf. The “Durbin Amendment” in the Dodd-Frank Act limits the amount of debit card interchange fees that may be received or charged by the debit card issuer, and is applicable to insured depository institutions with $10 billion or more in assets (inclusive of affiliates) as of the end of the previous calendar year. The limitations specified by the Durbin Amendment became effective for Seacoast Bank on July 1, 2023. On October 25, 2023, the FRB issued a proposed rule that would reduce the amount of debit card interchange fees received by debit card issuers. In addition, the proposed rule would allow for an update to the debit card interchange fee cap every other year based on an analysis of certain costs incurred by debit card issuers. If the rule is adopted as currently proposed, it would result in a further reduction to Seacoast Bank's debit card interchange fees. Community Reinvestment Act: Seacoast Bank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The OCC’s assessment of Seacoast Bank’s CRA record is made available to the public. Following the enactment of the Gramm-Leach-Bliley Act, CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank’s primary federal regulator. A bank holding company is not permitted to become or remain a financial holding company and no new activities authorized under GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries receive less than a “Satisfactory” CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. Seacoast Bank has a rating of "Outstanding" in its most recent CRA evaluation. On October 24, 2023, the OCC, the FRB, and FDIC issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. The final rules were challenged in federal court and a preliminary injunction was granted in March 2024 enjoining implementation of the rules. The effective dates will be extended for each day the injunction remains in place, pending the resolution of the lawsuit. 13

If the final rules are reinstated, they are likely to make it more challenging and/or costly for the Bank to receive a rating of at least "Satisfactory" on its CRA exam. Privacy and Data Security: The GLBA generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLBA. The GLBA also directs federal regulators, including the FDIC and the OCC, to prescribe standards for the security of consumer information. Seacoast Bank is subject to such standards, as well as standards for notifying customers in the event of a security breach. Seacoast Bank is similarly required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. Customers must be notified when unauthorized disclosure involves sensitive customer information that may be misused. The federal banking agencies also require banks to notify their regulators within 36 hours of a “computer- security incident” that rises to the level of a “notification incident.” Consumer Regulation: Activities of Seacoast Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that: • limit the interest and other charges collected or contracted for by Seacoast Bank; • govern Seacoast Bank’s disclosures of credit terms to consumer borrowers; • require Seacoast Bank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the community it serves; • prohibit Seacoast Bank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit; • govern the manner in which Seacoast Bank may collect consumer debts; and • prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services. In March 2023, the CFPB issued a final rule to implement Section 1071 of the Dodd-Frank Act, which requires lenders to collect, and report information about lending to "women-owned, minority-owned and small businesses." This rule is due to take effect in stages depending upon lending volume of the depository institution beginning in 2025. However, the final rule has been subject to ongoing court challenges and may be revised by the CFPB. The Bank is monitoring these developments. In December 2024, the CFPB finalized a rule that would substantially limit overdraft fees that larger institutions such as the Bank may charge consumers, with an effective date of October 1, 2025. If implemented, this rule would impact the Bank's noninterest income. However, this rule has been challenged in court and may be revised by the CFPB. The Bank is monitoring these developments. Mortgage Regulation: The CFPB adopted a rule that implements the ability-to-repay and qualified mortgage provisions of the Dodd-Frank Act (the “ATR/QM rule”), which requires lenders to consider, among other things, income, employment status, assets, payment amounts, and credit history before approving a mortgage, and provides a compliance “safe harbor” for lenders that issue certain “qualified mortgages.” The ATR/QM rule defines a “qualified mortgage” to have certain specified characteristics, and generally prohibits loans with negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years from being qualified mortgages. The rule also establishes general underwriting criteria for qualified mortgages, including that monthly payments be calculated based on the highest payment that will apply in the first five years of the loan and that the borrower have a total debt-to-income ratio that is less than or equal to 43%. While “qualified mortgages” will generally be afforded safe harbor status, a rebuttable presumption of compliance with the ability-to-repay requirements will attach to “qualified mortgages” that are “higher priced mortgages” (which are generally subprime loans). The CFPB has also issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with certain standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower’s mortgage loan account; and evaluating borrowers’ applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages, periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts. 14

Non-Discrimination Policies: Seacoast Bank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act and the Fair Housing Act, both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. Anti-Bribery Laws: Federal law prohibits offering or giving a bank official or any third party (or for the bank official to solicit or receive for himself or a third party) "anything of value" other than what is given or offered to the bank itself. Further, the Foreign Corrupt Practices Act makes it unlawful to make payments to foreign government officials to assist in obtaining or retaining business. The Company and Seacoast Bank have implemented a Code of Business Ethics that governs the behavior of its officers and employees to ensure compliance with such laws. Item 1A. Risk Factors In addition to the other information set forth in this report, you should consider the factors described below, as well as the risk factors and uncertainties discussed in our other public filings with the SEC under the caption “Risk Factors” in evaluating us and our business and making or continuing an investment in our stock. The material risks and uncertainties that management believes affect us are described below. The risks contained in this Form 10-K are not the only risks facing the Company. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, also may materially adversely affect our business, financial condition or future results. The trading price of our securities could decline due to the materialization of any of these risks, and our shareholders may lose all or part of their investment. This Form 10-K also contains forward-looking statements that may not be realized as a result of certain factors, including, but not limited to, the risks described herein and in our other public filings with the SEC. Please refer to the section in this Form 10-K titled “Special Cautionary Notice Regarding Forward-Looking Statements” for additional information regarding forward-looking statements. Credit Risk Deterioration in the real estate markets, including the secondary market for residential mortgage loans, can adversely affect us. A decline in residential real estate market prices or reduced levels of home sales could result in lower single family home values, adversely affecting the liquidity and value of collateral securing commercial loans for residential land acquisition, construction and development, as well as residential mortgage loans and residential property collateral securing loans that we hold, mortgage loan originations and gains on the sale of mortgage loans. Declining real estate prices cause higher delinquencies and losses on certain mortgage loans, generally, and particularly on second lien mortgages and HELOCs. Significant ongoing disruptions in the secondary market for residential mortgage loans can limit the market for and liquidity of most residential mortgage loans other than conforming Fannie Mae and Freddie Mac loans. Deteriorating trends could occur, including declines in real estate values, financial stress on borrowers as a result of job losses or other factors. These could have adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which would adversely affect our financial condition, including capital and liquidity, or results of operations. In the event our allowance for credit losses on loans is insufficient to cover such losses, our earnings, capital and liquidity could be adversely affected. Our real estate portfolios are exposed if weakness in the Florida housing market or general economy arises. Florida has historically experienced deeper recessions and more dramatic slowdowns in economic activity than other states and a decline in real estate values in Florida may be significantly larger than the national average. Declines in home prices and the volume of home sales in Florida, along with the reduced availability of certain types of mortgage credit, could result in increases in delinquencies and losses in our portfolios of home equity lines and loans, and commercial loans related to residential real estate acquisition, construction and development. Declines in home prices coupled with high or increased unemployment levels or increased interest rates could cause losses which adversely affect our earnings and financial condition, including our capital and liquidity. We are subject to lending concentration risk. Our loan portfolio contains several industry and collateral concentrations including, but not limited to, commercial and residential real estate. Due to the exposure in these concentrations, disruptions in markets, economic conditions, changes in 15 laws or regulations or other events could cause a significant impact on the ability of borrowers to repay and may have a material adverse effect on our business, financial condition and results of operations. A substantial portion of our loan portfolio is secured by real estate. In weak economies, or in areas where real estate market conditions are distressed, we may experience a higher than normal level of nonperforming real estate loans. The collateral value of the portfolio and the revenue stream from those loans could come under stress, and additional provisions for the allowance for credit losses could be necessitated. Our ability to dispose of foreclosed real estate at prices at or above the respective carrying values could also be impaired, causing additional losses. Commercial real estate is cyclical and poses risks of loss to us due to our concentration levels and risk of the asset, especially during a difficult economy, including the current stressed economy. As of December 31, 2024, 52% of our loan portfolio was comprised of loans secured by commercial real estate. The banking regulators continue to give commercial real estate lending greater scrutiny, and banks with higher levels of commercial real estate loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for expected losses and capital levels as a result of commercial real estate lending growth and exposures. Seacoast Bank has a commercial real estate concentration risk management program and monitors its exposure to CRE; however, there can be no assurance that the program will be effective in managing our concentration in CRE. NPAs could result in an increase in our provision for credit losses on loans, which could adversely affect our results of operations and financial condition. At December 31, 2024, our nonaccrual loans totaled $92.4 million or 0.90% of the loan portfolio and our NPAs (which includes nonaccrual loans) were $98.9 million or 0.65% of total assets. In addition, we had approximately $15.6 million in accruing loans that were 30 days or more delinquent at December 31, 2024. Our NPAs adversely affect our net income in various ways. We generally do not record interest income on nonaccrual loans, thereby adversely affecting our income, and increasing our loan administration costs. When the only source of repayment expected is the underlying collateral, we are required to mark the related loan to the then fair market value of the collateral, if less than the recorded amount of our investment, which may result in a loss. These loans also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. We may incur additional losses relating to an increase in nonperforming loans. If economic conditions and market factors negatively and/or disproportionately affect some of our larger loans, then we could see a sharp increase in our total net charge- offs and our provision for credit losses on loans. Any increase in our NPAs and related increases in our provision for losses on loans could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations. Decreases in the value of these assets, or the underlying collateral, or in these borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of NPAs requires significant commitments of time from management and our personnel, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience increases in nonperforming loans in the future, or that NPAs will not result in losses in the future. Our allowance for credit losses on loans may prove inadequate or we may be adversely affected by credit risk exposures. Our business depends on the creditworthiness of our customers. We review our allowance for credit losses on loans for adequacy, at a minimum quarterly, considering economic conditions and trends, reasonable and supportable forecasts, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and NPAs. The determination of the appropriate level of the allowance for credit losses involves a high degree of subjectivity and judgment and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. We cannot be certain that our allowance will be adequate over time to cover credit losses in our portfolio because of unanticipated adverse changes in the economy, market conditions or events adversely affecting specific customers, industries or markets, or borrowers repaying their loans. Generally, the credit quality of our borrowers may deteriorate as a result of economic downturns in our markets. For example, inflation could lead to increased costs to our customers, making it more difficult for them to repay their loans or other obligations, increasing our credit risk. If the credit quality of our customer base or their debt service behavior materially decreases, if the risk profile of a market, industry or group of customers declines or weakness in the real estate markets and other economics were to arise, or if our allowance for credit losses on loans is not adequate, our business, financial condition, including our liquidity and capital, and results of operations could be materially adversely affected. In addition, bank regulatory agencies periodically review our allowance and may require an increase in the provision for credit losses or the recognition of loan charge-offs, based on judgments different than those of management. If charge-offs in future periods exceed the allowance for credit losses on loans, we will need additional provisions to increase the 16 allowance, which would result in a decrease in net income and capital, and could have a material adverse effect on our financial condition and results of operations. Interest Rate Risk We must effectively manage our interest rate risk. The impact of changing interest rates on our results is difficult to predict and changes in interest rates may impact our performance in ways we cannot predict. Our profitability is largely dependent on our net interest income, which is the difference between the interest income paid to us on our loans and investments and the interest we pay to third parties such as our depositors, lenders and debt holders. Changes in interest rates can impact our profits and the fair values of certain of our assets and liabilities. Prolonged periods of unusually low interest rates may have an incrementally adverse effect on our earnings by reducing yields on loans and other earning assets over time. Increases in market interest rates may reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their debt service obligations through the periodic reset of adjustable interest rate loans. If our borrowers’ ability to pay their loans is impaired by increasing interest payment obligations, our level of NPAs would increase, producing an adverse effect on operating results. Increases in interest rates can have a material impact on the volume of mortgage originations and re-financings, adversely affecting the profitability of our mortgage finance business. Higher market interest rates and increased competition for deposits may result in higher interest expense, as we may offer higher rates to attract or retain customer deposits. Increases in interest rates also may increase the amount of interest expense we pay to creditors on short and long-term debt. Interest rate risk can also result from mismatches between the dollar amounts of re-pricing or maturing assets and liabilities and from mismatches in the timing and rates at which our assets and liabilities re-price. Changes in market values of investment securities classified as available for sale are impacted by higher rates and can negatively impact our other comprehensive income and equity levels through accumulated other comprehensive income, which includes net unrealized gains and losses on those securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. We actively monitor and manage the balances of our maturing and re-pricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that we will be able to avoid material adverse effects on our net interest margin in all market conditions. The FRB has implemented significant economic strategies that have impacted interest rates, inflation, asset values, and the shape of the yield curve, over which the Company has no control and which the Company may not be able to adequately anticipate. Changes in interest rates and monetary policy have a significant impact on our activities and results of operations. The actions of the Federal Reserve influence the rates of interest that the Company charges on loans and that the Company pays on borrowings and interest-bearing deposits and can also affect the value of the Company's on-balance sheet and off-balance sheet financial instruments. Sustained higher interest rates increase the Company's cost of funding and may result in lower demand for loans by our customers. Conversely, lower interest rates may reduce our realized yield on variable rate loans and investment securities and on new loans and securities, which would reduce our interest income and cause downward pressure on net interest income and net interest margin. A significant reduction in our net interest income could have a material adverse impact on our capital, financial condition and results of operations. The Company cannot predict the nature or timing of future changes in monetary, economic, or other policies, or the effect that changes will have on the Company’s business activities, financial condition and results of operations. Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds through local deposits and thus we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders or brokers. Our costs of funds and our profitability and liquidity are likely to be adversely affected if, and to the extent, we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix, pricing, and growth could adversely affect our profitability and the ability to expand our loan portfolio. Liquidity Risk Liquidity risks could affect operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include customer deposits, federal funds 17 purchases, securities sold under repurchase agreements, and short- and long-term debt. We are also members of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. Other sources of liquidity available to us or Seacoast Bank include the acquisition of additional deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate or on terms which are acceptable to us could be impaired by other factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. In addition, our access to deposits may be affected by the liquidity and/or cash flow needs of depositors. Although we have historically been able to replace maturing deposits and FHLB advances as necessary, we might not be able to replace such funds in the future and can lose a relatively inexpensive source of funds and increase our funding costs if, among other things, customers move funds out of bank deposits and into alternative investments, such as the stock market, that may be perceived as providing superior expected returns. Recently proposed changes to the Federal Home Loan Bank system could adversely impact the Company's access to Federal Home Loan Bank borrowings or increase the cost of such borrowings. Access to liquidity may also be negatively impacted by the value of our securities portfolio, if liquidity and/or business strategy necessitate the sales of securities in a loss position. Access to liquidity may also be negatively impacted by the value of our securities portfolio, if liquidity and/or business strategy necessitate the sales of securities in a loss position. We may be required to seek additional regulatory capital through capital raises at terms that may be very dilutive to existing shareholders. Our ability to borrow could also be impaired by factors that are not specific to us, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Adverse developments or concerns affecting the financial services industry in general or financial institutions that are similar to us or that may be viewed as being similar to us, such as bank failures and disruption in the United States banking industry, could adversely affect our financial condition and results of operations. Several financial institutions have failed or required outside liquidity support, often as a result of the inability of the institutions to obtain needed liquidity. The impact of this situation led to heightened risk of additional stress to other financial institutions, and the financial services industry generally as a result of increased lack of confidence in the financial sector. Banking regulators have historically taken action to strengthen public confidence in the banking system, including to ensure that depositors had access to their deposits, including uninsured deposit accounts, but there can be no assurance that such actions will stabilize the financial services industry and financial markets in response to future adverse events impacting the financial services industry. While we currently do not anticipate liquidity constraints of the kind that caused certain other financial institutions to fail or require external support, constraints on our liquidity could occur as a result of unanticipated deposit withdrawals, because of market distress or our inability to access other sources of liquidity, including through the capital markets due to unforeseen market dislocations or interruptions. Moreover, some of our customers may become less willing to maintain deposits at Seacoast because of broader market concerns with the level of insurance available on those deposits. Our business and our financial condition and results of operations could be adversely affected by continued soundness concerns regarding financial institutions generally and our counterparties specifically and limitations resulting from further governmental action in an effort to stabilize or provide additional regulation of the financial system, as well as the impact of excessive deposit withdrawals. Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar events, have in the past and may in the future lead to erosion of customer confidence in the banking system or certain banks, deposit volatility, liquidity issues, stock price volatility and other adverse developments. Any of these impacts, or any other impacts resulting from bank failures or other related or similar events, could have a material adverse effect on our liquidity and our current and/or projected business operations and financial condition and results of operations. Our ability to receive dividends from our subsidiaries could affect our liquidity and ability to pay interest on our trust preferred securities or reinstate dividends. We are a legal entity separate and distinct from Seacoast Bank and our other subsidiaries. Our primary source of cash, other than securities offerings, is dividends from Seacoast Bank. These dividends are the principal source of funds to pay dividends on our common stock, interest on our trust preferred securities and interest and principal on our debt. Various laws and regulations limit the amount of dividends that Seacoast Bank may pay us, as further described in “Supervision and Regulation - Payment of Dividends.” Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. Limitations on our ability to receive dividends from our subsidiaries could have a material adverse effect on our liquidity and on our ability to pay dividends on common stock. Additionally, if our 18 subsidiaries’ earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make payments on our trust preferred securities or reinstate dividend payments to our common shareholders. Business and Strategic Risks Our business strategy includes continued growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. We intend to continue to pursue a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in pursuing such growth strategies. Our ability to continue to grow successfully will depend on a variety of factors, including economic conditions, continued availability of desirable business opportunities, customer demand for our products and services, the competitive responses from other financial and non- financial institution competitors, and our ability to successfully serve a growing number of client relationships. There can be no assurance growth opportunities will be available or growth will be successfully managed. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected. Our future success is dependent on our ability to compete effectively in highly competitive markets. We operate in markets throughout the State of Florida, each with unique characteristics and opportunities. Our future growth and success will depend on our ability to compete effectively in these and other potential markets. We compete for loans, deposits and other financial services in geographic markets with other local, regional and national commercial banks, thrifts, credit unions, mortgage lenders, and securities and insurance brokerage firms. Many of our competitors offer products and services different from us, and have substantially greater resources, name recognition and market presence than we do, which benefits them in attracting business. Larger competitors may be able to price loans and deposits more aggressively than we can, and have broader customer and geographic bases to draw upon. In addition, some of our competitors are subject to less regulation and/or more favorable tax treatment. Consumers may decide not to use banks to complete their financial transactions, which could adversely affect our net income. Technology and other changes now allow parties to complete financial transactions without banks. For example, consumers can pay bills, transfer funds directly and obtain loans without banks. This process could result in the loss of interest and fee income, as well as the loss of customer deposits and the income generated from those deposits. Transactions utilizing digital assets, including cryptocurrencies, stablecoins and other similar assets, have increased substantially. Certain characteristics of digital asset transactions, such as the speed with which such transactions can be conducted, the ability to transact without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, and the anonymous nature of the transactions, are appealing to certain consumers notwithstanding the various risks posed by such transactions. Accordingly, digital asset service providers which, at present are not subject to the extensive regulation to which banking organizations and other financial institutions are subject, have become active competitors for our customers' banking business. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations and increased competition may negatively affect our earnings by creating pressure to lower prices or credit standards on our products and services requiring additional investment to improve the quality and delivery of our technology, reducing our market share, or affecting the willingness of our clients to do business with us. Non- bank financial technology providers invest substantial resources in developing and designing new technology, particularly digital and mobile technology, and are beginning to offer more traditional banking products either directly or through bank partnerships. In addition, the widespread adoption of new technologies, including internet banking services, mobile banking services, cryptocurrencies and payment systems, and artificial intelligence, could require substantial expenditures to modify or adapt our existing products and services as we grow and develop our internet banking and mobile banking channel strategies in addition to remote connectivity solutions. We might not be successful in developing or introducing new products and services, integrating new products or services into our existing offerings, responding or adapting to changes in consumer behavior, preferences, spending, investing and/or saving habits, achieving market acceptance of our products and services, reducing costs 19 in response to pressures to deliver products and services at lower prices or sufficiently developing and maintaining loyal customers. Further, we may experience a decrease in customer deposits if customers perceive alternative investments, such as the stock market, as providing superior expected returns. When customers move money out of bank deposits in favor of alternative investments, we may lose a relatively inexpensive source of funds, and be forced to rely more heavily on borrowings and other sources of funding to fund our business and meet withdrawal demands, thereby increasing our funding costs and adversely affecting our net interest margin. Hurricanes or other adverse weather events, as well as climate change, could negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business and results of operations. Our market areas in Florida are susceptible to hurricanes, tropical storms and related flooding and wind damage and other similar weather events. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where we operate. We cannot predict whether or to what extent damage that may be caused by future weather events will affect our operations or the economies in our current or future market areas, but such events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in delinquencies, foreclosures or loan losses, negatively impacting our business and results of operations. As a result of the potential for such weather events, many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets. Climate change may be increasing the nature, severity, and frequency of adverse weather conditions, making the impact from these types of natural disasters on us or customers worse. Further, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Federal and state banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from the physical impacts of climate change or changes in policies as the economy transitions to a less carbon-intensive environment, we face regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs. Investors, consumers and businesses may also change their behavior on their own as a result of these concerns. The state of Florida could be disproportionately impacted by long-term climate changes. We and our customers may face cost increases, asset value reductions (which could impact customer creditworthiness), operating process changes, changes in demand for products and services, and the like resulting from new laws, regulations, and changing consumer and investor preferences regarding our, or other companies', response to climate change. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior. Changes in accounting rules applicable to banks could adversely affect our financial condition and results of operations. From time to time, the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement of our prior period financial statements. The anti-takeover provisions in our Articles of Incorporation and under Florida law may make it more difficult for takeover attempts that have not been approved by our Board of Directors. Florida law and our Articles of Incorporation include anti-takeover provisions, such as provisions that encourage persons seeking to acquire control of us to consult with our Board of Directors, and which enable the Board of Directors to negotiate and give consideration on behalf of us and our shareholders and other constituencies to the merits of any offer made. Such provisions, as well as super-majority voting and quorum requirements, and a staggered Board of Directors, may make any takeover attempts and other acquisitions of interests in us, by means of a tender offer, open market purchase, a proxy fight or otherwise, that have not been approved by our Board of Directors more difficult and more expensive. These provisions may discourage possible business combinations that a majority of our shareholders may believe to be desirable and beneficial. As a 20 result, our Board of Directors may decide not to pursue transactions that would otherwise be in the best interests of holders of our common stock. Operational Risk The implementation of new lines of business or new products and services may subject us to additional risk. We continuously evaluate our service offerings and may implement new lines of business or offer new products and services within existing lines of business in the future. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services, we undergo a process to assess the risks of the initiative, and invest significant time and resources to build internal controls, policies and procedures to mitigate those risks, including hiring experienced management to oversee the implementation of the initiative. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could require the establishment of new key and other controls and have a significant impact on our existing system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business and, in turn, our financial condition and results of operations. Employee misconduct could expose us to significant legal liability and reputational harm. We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in fraudulent, illegal, wrongful or suspicious activities, and/ or activities resulting in consumer harm that adversely affects our customers and/or our business. The precautions we take to detect and prevent such misconduct may not always be effective, such misconduct may result in regulatory sanctions and/or penalties, serious harm to our reputation, financial condition, customer relationships or the ability to attract new customers. In addition, improper use or disclosure of confidential information by our employees, even if inadvertent, could result in serious harm to our reputation, financial condition and current and future business relationships. We are subject to losses due to fraudulent and negligent acts. Financial institutions are inherently exposed to fraud risk. Criminals are turning to new sources, including artificial intelligence, to steal personally identifiable information in order to impersonate our clients to commit fraud. Fraudulent activity can take many forms and has escalated as more tools for accessing financial services emerge, such as real-time payments. Fraud schemes are broad and continuously evolving. A fraud can be perpetrated by a customer of Seacoast, an employee, a vendor, or members of the general public. We are subject to fraud risk in connection with the origination of loans, ACH transactions, wire transactions, digital payments, ATM transactions, checking and other transactions. When we originate loans, we rely heavily upon information supplied by loan applicants and third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation provided by third parties. If any of this information is misrepresented and such misrepresentation is not detected prior to loan funding, we generally bear the risk of loss associated with the misrepresentation. Although the Company seeks to mitigate fraud risk and losses through continued investment in systems, resources, and controls, there can be no assurance that our efforts will be effective in detecting fraud or that we will not experience fraud losses or incur costs or other damage related to such fraud, at levels that adversely affect our financial results or reputation. If we fail to maintain an effective system of disclosure controls and procedures, including internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, which could have a material adverse effect on our business, results of operations and financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could harm the trading price of our common stock. Management regularly monitors, reviews and updates our disclosure controls and procedures, including our internal control over financial reporting. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable assurances that the controls will be effective. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition. Failure to achieve and maintain an effective internal control environment could prevent us from accurately reporting our financial results, preventing or detecting fraud or providing timely and reliable financial information pursuant to our reporting obligations, which could result in a material weakness in our internal controls over financial reporting and the restatement of 21 previously filed financial statements and could have a material adverse effect on our business, financial condition and results of operations. Further, ineffective internal controls could cause our investors to lose confidence in our financial information, which could affect the trading price of our common stock. Our operations rely on external vendors. We rely on certain external vendors to provide products and services necessary to maintain our day-to-day operations, particularly in the areas of operations, treasury management systems, information technology and security, exposing us to the risk that these vendors will not perform as required by our agreements and exposing us to operational and informational security risks, including risks associated with operational errors, information system failures, interruptions or breaches and unauthorized disclosures of sensitive or confidential client or customer information. An external vendor’s failure to perform in accordance with our agreement could be disruptive to our operations, which could have a material adverse impact on our reputation, business, financial condition and results of operations. Our regulators also impose requirements on us with respect to monitoring and implementing adequate controls and procedures in connection with our third party vendors. From time to time, we may decide to retain new vendors for new or existing products and services. Transition to these new vendors may not proceed as anticipated and could negatively impact our customers or our ability to conduct business, which, in turn, could have an adverse effect on our business, results of operations and financial condition. To mitigate this risk, the Company has an established process to oversee vendor relationships. We must effectively manage our information systems risk. We rely heavily on our communications and information systems to conduct our business. The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products, services and methods of delivery (including those related to or involving artificial intelligence, machine learning, blockchain and other distributed ledger technologies). Our ability to compete successfully depends in part upon our ability to use technology to provide products and services that will satisfy customer demands. We have and will continue to make technology investments to achieve process improvements and increase efficiency. Many of the Company’s competitors invest substantially greater resources in technological improvements than we do. We may not be able to effectively select, develop or implement new technology-driven products and services or be successful in marketing these products and services to our customers, which may negatively affect our business, results of operations or financial condition. Evolving business practices, including having certain employees working remotely, introduces additional operational risk, including increased cybersecurity risk. These cyber risks include the risks of greater phishing, malware, and other cybersecurity attacks, vulnerability to disruptions of our information technology infrastructure and telecommunications systems for remote operations, increased risk of unauthorized dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, greater risk of a security breach resulting in destruction or misuse of valuable information, and potential impairment of our ability to perform critical functions, including wiring funds, all of which could expose us to risks of data or financial loss, litigation and liability and could seriously disrupt our operations and the operations of any impacted customers. Disruptions to our information systems or security breaches could adversely affect our business and reputation. Our communications and information systems remain vulnerable to unexpected disruptions and failures. Any failure or interruption of these systems could impair our ability to serve our customers and to operate our business and could damage our reputation, result in a loss of business, subject us to additional regulatory scrutiny or enforcement or expose us to civil litigation and possible financial liability. While we have developed extensive recovery plans, we cannot assure that those plans will be effective to prevent adverse effects upon us and our customers resulting from system failures. While we maintain an insurance policy which we believe provides sufficient coverage at a manageable expense for an institution of our size and scope with similar technological systems, we cannot assure that this policy would be sufficient to cover all related financial losses and damages should we experience any one or more of our or a third party’s systems failing or failing to prevent, being breached, or experiencing a cyber-attack. Notwithstanding the strength of our defensive measures, the threat from cyber-attacks is severe, attacks are sophisticated and attackers respond rapidly to changes in defensive measures, and there is no assurance that our response to any cyber-attack or system interruption, breach or failure will be fully effective to mitigate and remediate the issues resulting from such an event, including the costs, reputational harm and litigation challenges that we may face as a result. Cybersecurity risks also occur with our third-party service providers, and may interfere with their ability to fulfill their contractual obligations to us, with attendant financial loss or liability that could adversely affect our financial condition or results of operations. We offer our clients the ability to bank remotely and provide other technology based products and services, which services include the secure 22 transmission of confidential information over the Internet and other remote channels. To the extent that our clients' systems are not secure or are otherwise compromised, our network could be vulnerable to unauthorized access, malicious software, phishing schemes and other security breaches. To the extent that our activities or the activities of our clients or third-party service providers involve the storage and transmission of confidential information, security breaches and malicious software could expose us to claims, regulatory scrutiny, litigation and other possible liabilities. While to date we have not experienced a significant compromise, significant data loss or material financial losses related to cybersecurity attacks, our systems and those of our clients and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. We may suffer material financial losses related to these risks in the future or we may be subject to liability for compromises to our client or third-party service provider systems. Any such losses or liabilities could adversely affect our financial condition or results of operations, and could expose us to reputation risk, the loss of client business, increased operational costs, as well as additional regulatory scrutiny, possible litigation, and related financial liability. These risks also include possible business interruption, including the inability to access critical information and systems. In addition, as the domestic and foreign regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs. We collect and store sensitive data, including personally identifiable information of our customers and employees as well as sensitive information related to our operations. Our collection of such Company and customer data is subject to extensive regulation and oversight. Computer break-ins of our systems or our customers’ systems, thefts of data and other breaches and criminal activity may result in significant costs to respond, liability for customer losses if we are at fault, damage to our customer relationships, regulatory scrutiny and enforcement and loss of future business opportunities due to reputational damage. Although we, with the help of third-party service providers, will continue to implement security technology and establish operational procedures to protect sensitive data, there can be no assurance that these measures will be effective. We advise and provide training to our customers regarding protection of their systems, but there is no assurance that our advice and training will be appropriately acted upon by our customers or effective to prevent losses. In some cases, we may elect to contribute to the cost of responding to cybercrime against our customers, even when we are not at fault, in order to maintain valuable customer relationships. The development and use of artificial intelligence (“AI”) presents risks and challenges that may adversely impact our business. We or our third-party (or fourth-party) vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non- compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures. Regulatory and Litigation Risk We operate in a heavily regulated environment. Regulatory compliance burdens and associated costs can affect our business, including our reputation, the value of our securities, and the results of our operations. We and our subsidiaries are regulated by several regulators, including, but not limited to, the FRB, the OCC, the FDIC, the CFPB, the SBA, the SEC and NASDAQ. Our success is affected by state and federal regulations affecting banks and bank holding companies, the securities markets and banking, securities and insurance regulators. Banking regulations are primarily intended to protect consumers and depositors, not shareholders. The financial services industry also is subject to frequent legislative and regulatory changes and proposed changes, the effects of which cannot be predicted. These changes, if adopted, 23 could require us to maintain more capital, liquidity and risk controls, which could adversely affect our growth, profitability and financial condition. Any such changes in law can impact the profitability of our business activities, require changes to our operating policies and procedures, or otherwise adversely impact our business. Further, we expect to continue to commit significant resources to our compliance with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the PCAOB and NASDAQ. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the value of our securities. The CFPB has issued mortgage-related rules required under the Dodd-Frank Act addressing borrower ability-to-repay and qualified mortgage standards. The CFPB has also issued rules for loan originators related to compensation, licensing requirements, administration capabilities and restrictions on pursuance of delinquent borrowers. These rules could have a negative effect on the financial performance of Seacoast Bank's mortgage lending operations such as limiting the volume of mortgage originations and sales into the secondary market, increased compliance burden and impairing Seacoast Bank's ability to proceed against certain delinquent borrowers with timely and effective collection efforts. Banks with greater than $10 billion in total consolidated assets are subject to certain additional regulatory requirements, including limits on the debit card interchange fees that such banks may collect, changes in the manner in which assessments for FDIC deposit insurance are calculated, and providing the authority to the CFPB to supervise and examine such banks. Additionally, in December 2024, the CFPB finalized a rule that would treat discretionary overdraft services offered by banks with more than $10 billion in assets as credit, bringing them for the first time under Regulation Z, the implementing regulation of the Truth in Lending Act and capping these fees at $5. As of December 31, 2024, this rule has been challenged in court. Compliance with the Dodd-Frank Act's requirements may necessitate that we hire or contract with additional compliance or other personnel, design and implement additional internal controls, or incur other significant expenses, any of which could have a material adverse effect on our business, financial condition or results of operations. See the discussion above at "Supervision and Regulation" for an additional discussion of the extensive regulation and supervision the Company and the Bank are subject to. We are required to maintain capital to meet regulatory requirements, and if we fail to maintain sufficient capital, whether due to losses, growth opportunities, or an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our compliance with regulatory requirements, would be adversely affected. Both we and Seacoast Bank must meet regulatory capital requirements and maintain sufficient liquidity and our regulators may modify and adjust such requirements in the future. Our ability to raise additional capital, when and if needed in the future, will depend on conditions in the capital markets, general economic conditions and a number of other factors, including investor perceptions regarding the banking industry and the market, governmental activities, many of which are outside our control, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected. Although the Company currently complies with all capital requirements, we may be subject to more stringent regulatory capital ratio requirements in the future and we may need additional capital in order to meet those requirements. Our failure to remain “well-capitalized” for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on common stock, our ability to make distributions on our trust preferred securities, our ability to make acquisitions, and our business, results of operations and financial condition, generally. Under FDIC rules, if Seacoast Bank ceases to be a “well-capitalized” institution, its ability to accept brokered deposits and the interest rates that it pays may both be restricted. Federal banking agencies periodically conduct examinations of our business, including for compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations may adversely affect us. The FRB and the OCC periodically conduct examinations of our business and Seacoast Bank’s business, including for compliance with laws and regulations, and Seacoast Bank also may be subject to future regulatory examinations by the CFPB, as discussed in the “Supervision and Regulation” section above. If, as a result of an examination, the FRB, the OCC and/or the CFPB were to determine that the financial condition, capital resources, asset quality, asset concentrations, earnings prospects, management, liquidity, sensitivity to market risk, or other aspects of any of our or Seacoast Bank’s operations had become 24 unsatisfactory, or that we or our management were in violation of any law, regulation or guideline in effect from time to time, the regulators may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to change the composition of our concentrations in portfolio or balance sheet assets, to assess civil monetary penalties against our officers or directors or to remove officers and directors. Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition. FDIC insurance premiums we pay may change and be significantly higher in the future. Market developments may significantly deplete the insurance fund of the FDIC and reduce the ratio of reserves to insured deposits, thereby making it requisite upon the FDIC to charge higher premiums prospectively. FDIC deposit insurance premiums and assessments may increase as a result of future increases in assessment rates, required prepayments in FDIC insurance premiums, special assessments or other changes, and could reduce our profitability. Any increases in our assessment rate, future special assessments, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects or results of operations. Tax law changes and interpretations may have a negative impact on our earnings. The enactment of the Tax Reform Act has had, and is expected to continue to have, far reaching and significant effects on us, our customers and the U.S. economy. Further, U.S. tax authorities may at any time clarify and/or modify legislation, administration or judicial changes or interpretations the income tax treatment of corporations. Such changes could adversely affect us, either directly or as a result of the effects on our customers. While lower income tax rates should result in improved net income performance over prospective periods, the extent of the benefit will be influenced by the competitive environment and other factors. As of December 31, 2024, we had net deferred tax assets of $103.0 million, based on management's estimation of the likelihood of those DTAs being realized. These and future DTAs may be reduced in the future if our estimates of future taxable income from our operations and tax planning strategies do not support the amounts recorded. Merger-Related Risks If we fail to successfully integrate our acquisitions or to realize the anticipated benefits of them, our financial condition and results of operations could be negatively affected. We intend to continue to regularly evaluate potential acquisitions and expansion opportunities. To the extent we grow through acquisition, we cannot assure you that we will be able to manage this growth adequately or profitably. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involve various risks including: • risk of unknown, undisclosed or contingent liabilities that could arise after the closing of an acquisition and for which there is no indemnification obligation or other price protection mechanism associated with the acquisition; • unanticipated costs and delays, including as a result of enhanced regulatory scrutiny; • risks that acquired new businesses do not perform consistent with our growth and profitability expectations; • risks of entering new market or product areas where we have limited experience; • risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; • exposure to potential asset quality issues with acquired institutions; • difficulties, expenses and delays of integrating the operations and personnel of acquired institutions, and start-up delays and costs of other expansion activities; • inaccurate estimates of value assigned to acquired assets; • potential disruptions to our business; • possible loss of key employees and customers of acquired institutions; 25

• potential short-term decrease in profitability; • potential dilution of our current shareholders or a decline in our share price resulting from the issuance in connection with an acquisition of equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation; • litigation; and • diversion of our management’s time and attention from our existing operations and businesses. Attractive acquisition opportunities may not be available to us in the future. While we seek continued organic growth, we anticipate continuing to evaluate merger and acquisition opportunities presented to us in our core markets and beyond. The number of financial institutions headquartered in Florida, the Southeastern United States, and across the country continues to decline through merger and other activity. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition, as the number of appropriate merger targets decreases, could increase prices for potential acquisitions which could reduce our potential returns, and reduce the attractiveness of these opportunities to us. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interests. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance, including with respect to anti-money laundering obligations, consumer protection laws and CRA obligations and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock. Our business strategy includes significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively, or if we fail to successfully integrate our acquisitions or to realize the anticipated benefits of them. We intend to continue to pursue an organic growth strategy for our business while also regularly evaluating potential acquisitions and expansion opportunities. If appropriate opportunities present themselves, we expect to engage in selected acquisitions of financial institutions, branch acquisitions and other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful. While we have substantial experience in successfully integrating institutions we have acquired, we may encounter difficulties during integration, such as the loss of key employees, the disruption of operations and businesses, loan and deposit attrition, customer loss and revenue loss, possible inconsistencies in standards, control procedures and policies, and unexpected issues with expected branch closures costs, operations, personnel, technology and credit, all of which could divert resources from regular banking operations. Achieving the anticipated benefits of these mergers is subject to a number of uncertainties, including whether we integrate these institutions in an efficient and effective manner, governmental actions affecting the financial industry generally, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in a reduction in the price of our shares as well as in increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely affect our business, financial condition and results of operations. There are risks associated with our growth strategy. To the extent that we grow through acquisitions, there can be no assurance that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or other assets, as well as other expansion activities, involves various risks including the risks of incorrectly assessing the credit quality of acquired assets, encountering greater than expected costs of integrating acquired banks or branches into us, the risk of loss of customers and/or employees of the acquired institution or branch, executing cost savings measures, not achieving revenue enhancements and otherwise not realizing the transaction’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations, may require investment in integration and in development and enhancement of additional operational and reporting processes and controls and may subject us to additional regulatory scrutiny. Our growth initiatives may also require us to recruit and retain experienced personnel to assist in such initiatives. Accordingly, the failure to identify and retain such personnel would place significant limitations on our ability to successfully execute our growth strategy. In addition, to the extent we expand our lending beyond our current market areas, we could incur additional 26 risks related to those new market areas. We may not be able to expand our market presence in our existing market areas or successfully enter new markets. If we do not successfully execute our acquisition growth plan, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased, that conclusion may result in an impairment charge to goodwill or other tangible or intangible assets, which would adversely affect our results of operations. While we believe we have the executive management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or that we will successfully manage our growth. Additionally, we may pursue divestitures of non-strategic branches or other assets. Such divestitures involve various risks, including the risks of not being able to timely or fully replace liquidity previously provided by deposits which may be transferred as part of a divestiture, which could adversely affect our financial condition and results of operations. General Risk Factors Shares of our common stock are not insured deposits and may lose value. Shares of our common stock are not savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality, any other deposit insurance fund or by any other public or private entity, and are subject to investment risk, including the possible loss of principal. Any future economic downturn could have a material adverse effect on our capital, financial condition, results of operations, and future growth. Management continually monitors market conditions and economic factors affecting our business. If conditions were to worsen nationally, regionally or locally, then we could see a sharp increase in our total net charge-offs and also be required to significantly increase our allowance for credit losses. Furthermore, the demand for loans and our other products and services could decline. An increase in our non-performing assets and related increases in our provision for credit losses, coupled with a potential decrease in the demand for loans and our other products and services, could negatively affect our business and could have a material adverse effect on our capital, financial condition, results of operations and future growth. Our customers may also be adversely impacted by changes in regulatory, trade (including tariffs), monetary, and tax policies and laws, all of which could reduce demand for loans and adversely impact our borrowers' ability to repay our loans. The U.S. government’s decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations may cause further interest rate increases, disrupt access to capital markets and deepen recessionary conditions. The effects of a possible economic downturn could continue for many years after the downturn is considered to have ended. A reduction in consumer confidence could negatively impact our results of operations and financial condition. Significant market volatility driven in part by concerns relating to, among other things, bank failures, actions by the U.S. Congress or imposed through Executive Order by the President of the United States, as well as global political actions or events, including natural disasters, health emergencies or pandemics, could adversely affect the U.S. or global economies, with direct or indirect impacts on the Company and our business. Results could include reduced consumer and business confidence, credit deterioration, diminished capital markets activity, and actions by the Federal Reserve impacting interest rates or other U.S. monetary policy. We must attract and retain skilled personnel. Our success depends, in substantial part, on our ability to attract and retain skilled, experienced personnel in key positions within the organization. Competition for qualified candidates in the activities and markets that we serve is intense. If we are not able to hire, adequately compensate, or retain these key individuals, we may be unable to execute our business strategies and may suffer adverse consequences to our business, financial condition and results of operations. Item 1B. Unresolved Staff Comments None. 27

Item 1C. Cybersecurity Cybersecurity Risk Management and Strategy The Company’s information security program is designed to protect sensitive information from unauthorized access, use, disclosure, alteration, or destruction, and to maintain the confidentiality, integrity, and availability of our information assets, including employee and customer non-public information, financial data, and internal operational information. Our Chief Information Security Officer, who reports to our Chief Risk Officer, manages our information security strategy and development within our overarching Enterprise Risk Management program. The Company’s cybersecurity program, including our information security policies, is designed to align with regulatory guidance and industry practices. To protect our information systems, network, and information assets from cybersecurity threats, we use various security tools, products and processes that help identify, prevent, investigate, and remediate cybersecurity threats and security incidents. The Company’s Information Security team monitors threat intelligence sources to research evolving threats, investigates the potential impact to financial services companies, examines company controls to detect and defend against those threats, and proactively adjusts company defenses against those threats. The Information Security team also actively monitors company networks and systems to detect suspicious or malicious events, including through penetration testing and periodic vulnerability scans, a managed security service provider supplements our efforts to provide 24 hours a day, seven days a week coverage, and we work with leading cybersecurity companies and organizations to leverage third party technology and expertise as appropriate. We maintain policies and procedures for the safe storage, handling and secure disposal of customer information. Each employee is expected to be responsible for the security and confidentiality of customer information, and we communicate this responsibility to employees upon hiring and regularly throughout their employment. Annually, we provide employees with mandatory security awareness training. The curriculum includes the recognition and appropriate handling of potential phishing emails, which could, ultimately, place sensitive customer or employee information at risk. The Company employs a number of technical controls to mitigate the risk of phishing emails targeting employees. We test employees monthly to determine their susceptibility to phishing test emails, and we require susceptible employees to take additional training and provide regular reports to management. As part of our information security program, we have adopted a Cyber Incident Response Plan (“Incident Response Plan”) which is administered by our CISO who closely coordinates with the Company’s Information Technology team. The Incident Response Plan describes the Company’s processes, procedures, and responsibilities for responding to cybersecurity incidents, and identifies those team members responsible for assessing potential security incidents, declaring an incident, and initiating a response. The Incident Response Plan outlines action steps for investigating, containing, and remediating a cybersecurity incident, and includes procedures for escalation and reporting of potentially significant cybersecurity incidents to the Company’s Senior Leadership Team, including the CEO, CFO, CRO, Head of Legal, and the Board of Directors. As necessary, the Company may retain a third-party firm to assist with forensic investigation and management of cybersecurity incidents. Annually, our incident response team performs exercises to simulate responses to cybersecurity events. Each exercise results in lessons learned and subsequent improvement to the Incident Response Plan. The Company conducts due diligence prior to engaging third-party service providers which have access to the Company's networks, systems, and/or customer or employee data. Risk assessments are performed using Service Organization Controls (SOC) reports, self-attestation questionnaires, and other tools. Third-party service providers are required to comply with the Company’s policies regarding non-public personal information and information security. Third parties processing non-public personal information are contractually required to meet all legal and regulatory obligations to protect customer data against security threats or unauthorized access. After contract execution, Seacoast requires critical and high-risk providers to have an ongoing monitoring plan. While we do not believe that our business strategy, results of operations or financial condition have been materially adversely affected by any cybersecurity incidents, cybersecurity threats are pervasive, and cybersecurity risk has increased in recent years. Despite our efforts, there can be no assurance that our cybersecurity risk management processes and measures described will be fully implemented, complied with or effective in protecting our systems and information. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect our business strategy, result of operations or financial condition. See Item 1A. “Risk Factors” for further discussion of the material risks associated with an interruption or breach in our information systems or infrastructure. 28

Cybersecurity Governance Our Board of Directors is responsible for overseeing the Company’s business and affairs, including risks associated with cybersecurity threats. The Board oversees the Company’s corporate risk governance processes primarily through its committees, and oversight of cybersecurity threats is delegated primarily to our Information Technology Committee. The Enterprise Risk Management Committee of the Board has primary responsibility for overseeing the Company’s comprehensive ERM program. The ERM program assists senior management in identifying, assessing, monitoring, and managing risk, including cybersecurity risk, in a rapidly changing environment. Cybersecurity matters and assessments are regularly included in both ITC and ERMC meetings. The Board’s oversight of cybersecurity risk is supported by our CISO. The CISO attends ITC and ERMC meetings and provides cybersecurity updates to these Board committees. The CISO also provides annual risk assessments and reports regarding the information security program to the full Board of Directors. Our CRO, in conjunction with our CISO, facilitates the involvement of the ITC in oversight of potentially significant cybersecurity incidents. The Company’s CISO directs the company’s information security program and our information technology risk management. In this role, in addition to the responsibilities discussed above, the CISO supports the information security risk oversight responsibilities of the Board and its committees. The CISO is also responsible for the Company’s information technology governance, risk, and compliance program and ensures that high level risks receive appropriate attention. The Information Security team examines risks to the Company’s information systems and assets, designs and implements security solutions, monitors the environment, and provides responses to threats. Our CISO has cybersecurity and information technology experience spanning more than 30 years. Prior experience includes serving as the CISO for a multi-national cloud hosting organization serving the legal community and several senior leadership roles in both information technology and information security at a large financial institution, Fortune 500 organizations and a large professional services firm. The CISO holds a degree in Computer Science and maintains appropriate industry certifications. Item 2. Properties Seacoast maintains its corporate headquarters in a 68,000 square foot building at 815 Colorado Avenue in Stuart, Florida. The building is owned by Seacoast Bank. Seacoast Bank owns or leases all of the buildings in which its business operates. At December 31, 2024, Seacoast Bank had 77 branch offices, all located in Florida, in addition to stand-alone commercial lending offices, including one in Georgia. For additional information regarding properties, please refer to Note 7 - Bank Premises and Equipment and Note 11 - Lease Commitments to our audited consolidated financial statements. Item 3. Legal Proceedings The Company and its subsidiaries, because of the nature of their businesses, are at all times subject to numerous legal actions, threatened or filed. Management presently believes that none of the legal proceedings to which it is a party are likely to have a materially adverse effect on the Company’s consolidated financial position, operating results or cash flows. Item 4. Mine Safety Disclosures Not applicable. 29

Part II Item 5. Market For Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Holders of the Company's common stock are entitled to one vote per share on all matters presented to shareholders for their vote, as provided in our Articles of Incorporation, as amended. The Company's common stock is traded under the symbol “SBCF” on the NASDAQ. As of January 31, 2025, there were 85,612,136 shares of the Company's common stock outstanding, held by approximately 2,330 record holders. Dividends from Seacoast Bank are the Company's primary source of funds to pay dividends to its shareholders. Under the National Bank Act, national banks may in any calendar year, without the approval of the OCC, pay dividends to the extent of net profits for that year, plus retained net profits for the preceding two years (less any required transfers to surplus). The need for Seacoast Bank to maintain adequate capital also limits dividends that may be paid to the Company. For additional information regarding restrictions on the ability of Seacoast Bank to pay dividends to the Company see “Item 1. Business- Payment of Dividends” of this Form 10-K. Securities Authorized for Issuance Under Equity Compensation Plans See the information included under Part III, Item 12, which is incorporated in response to this item by reference. Share Repurchase Program and Other Repurchases On December 18, 2024, the Company's Board of Directors authorized the renewal of the Company's share repurchase program, under which the Company may, from time to time, purchase up to $100 million of its shares of outstanding common stock. Under the share repurchase program, which will expire on December 31, 2025, repurchases will be made, if at all, in accordance with applicable securities laws and may be made from time to time in the open market, by block purchase or by negotiated transactions. The amount and timing of repurchases, if any, will be based on a variety of factors, including share acquisition price, regulatory limitations, market conditions and other factors. The program does not obligate the Company to purchase any of its shares, and may be terminated or amended by the Board of Directors at any time prior to its expiration date. The following table provides details of our common stock repurchases for the three months ended December 31, 2024: Period Total Number of Shares Purchased1 Average Price Paid Per Share Total Number of Shares Purchased as part of Public Announced Plan Maximum Value of Shares that May Yet be Purchased Under the Plan (in thousands) 10/1/24 to 10/31/24 8,941 $ 25.89 — $ 99,120 11/1/24 to 11/30/24 — — — 99,120 12/1/24 to 12/31/24 13,764 27.52 — 100,000 Total - 4th Quarter 22,705 $ 26.88 — $ 100,000 1Includes shares that were repurchased to pay for the exercises of stock options or for income taxes owed on vesting shares of restricted stock. These shares were not purchased under the Company's stock repurchase plan to repurchase shares. Item 6. [Reserved] 30

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The purpose of this discussion and analysis is to aid in understanding significant changes in the financial condition of Seacoast Banking Corporation of Florida and its subsidiaries (“Seacoast” or the “Company”) and their results of operations. Nearly all of the Company’s operations are contained in its banking subsidiary, Seacoast National Bank (“Seacoast Bank” or the “Bank”). Such discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the related notes included in this report. The emphasis of this discussion will be on the years ended December 31, 2024 and 2023. Additional information about the Company’s financial condition and results of operations in 2022 and changes in the Company’s financial condition and results of operations from 2022 to 2023 may be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023. This discussion and analysis contains statements that may be considered “forward-looking statements” as defined in, and subject to the protections of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. See the “Special Cautionary Notice Regarding Forward-Looking Statements” for additional information regarding forward-looking statements. For purposes of the following discussion, the words “Seacoast” or the “Company” refer to the combined entities of Seacoast Banking Corporation of Florida and its direct and indirect wholly owned subsidiaries. Overview – Strategy and Results Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”), a financial holding company registered under the BHC Act of 1956, is one of the largest banks in Florida, with $15.2 billion in assets and $12.2 billion in deposits as of December 31, 2024. Its principal subsidiary is Seacoast National Bank (“Seacoast Bank”), a wholly owned national banking association. The Company provides integrated financial services including commercial and consumer banking, wealth management, mortgage and insurance services to customers through advanced online and mobile banking solutions, and Seacoast Bank's network of 77 full-service branches across Florida. Seacoast is executing a balanced growth strategy, combining organic growth with strategic acquisitions in Florida's most attractive growing markets. The Company has expanded its presence across the state with 16 acquisitions since 2014, strengthening market share, increasing the customer base and lowering operating costs through economies of scale. The acquisition of Professional Holding Corp., parent company of Professional Bank, was completed on January 31, 2023. The transaction further expanded Seacoast’s presence in the tri-county South Florida market, which includes Miami-Dade, Broward, and Palm Beach counties, Florida’s largest MSA and the 8th largest in the nation. The Company's acquisition strategy has not only increased customer households and been accretive to earnings, but has also opened markets and expanded Seacoast's customer base. Results of Operations 2024 Financial Performance Highlights • Net income of $121.0 million, an increase of $17.0 million, or 16%, compared to 2023, and adjusted net income1 of $132.5 million, a decrease of $0.8 million, or 1%, compared to 2023. • Noninterest income increased $4.3 million, or 5%, compared to 2023, to $83.4 million. • Return on average tangible assets for the year ended December 31, 2024 was 0.98%, compared to 0.91% for the year ended December 31, 2023. • Return on tangible common equity for the year ended December 31, 2024 was 10.39%, compared to 10.38% for the year ended December 31, 2023. • New loan production was $2.5 billion, an increase of 40%, or $714.8 million, compared to 2023, while net loans grew 3%, or $237.0 million from 2023, to $10.2 billion. 31 1 Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures” for more information and a reconciliation to GAAP.

• Growth in total deposits from 2023 of 4%, or $465.5 million, to $12.2 billion. • Continued strong capital position, with a Tier 1 capital ratio of 14.8%, and a tangible common equity to tangible assets ratio of 9.60%. • Tangible book value per share increased to $16.12 at December 31, 2024 from $15.08 at December 31, 2023. Net Interest Income and Margin Net interest income for the year ended December 31, 2024, totaled $432.0 million, decreasing $56.3 million, or 12%, compared to the year ended December 31, 2023. Higher interest expense on deposits resulting from higher short term rates and higher balances was partially offset by higher yields and higher balances on loans and securities. Net interest income (on a fully taxable equivalent basis)1 for the year ended December 31, 2024, was $433.0 million, decreasing $56.0 million, or 11%, compared to the year ended December 31, 2023. Accretion of purchase discount on acquired loans added $41.7 million in interest income for the year ended December 31, 2024, compared to $56.7 million for the year ended December 31, 2023. Purchase marks from bank acquisitions in previous years are expected to continue to decline. Net interest margin (on a fully taxable equivalent basis)1 decreased 53 basis points to 3.24% in 2024 compared to 3.77% in 2023. Average interest-earning assets increased $379.9 million, or 3%, during 2024 to $13.4 billion compared to $13.0 billion in 2023. During 2024, yields on interest-earning assets increased to 5.44% from 5.32% in 2023 due to the higher interest rate environment. Average interest-bearing liabilities increased $797.6 million, or 10%, during 2024 to $9.2 billion, including a $788.2 million, or 10%, increase in interest-bearing deposits. The cost of average interest-bearing liabilities in 2024 increased 80 basis points to 3.20% from 2.40% in 2023, reflecting the impact of higher interest rates. In the fourth quarter of 2024, net interest income and net interest margin began to improve, with a decline in deposit costs following cuts to the Federal Funds rate. The Company expects a continued increase in net interest income and expansion of net interest margin into 2025 if short term interest rates remain flat or continue to decline. During 2024, average securities increased $83.4 million to $2.7 billion. Yields on securities increased 50 basis points from 3.18% in 2023 to 3.68% in 2024, benefiting from higher rates on new purchases and favorable repricing on variable rate bonds. Average loans totaled $10.1 billion for the year ended December 31, 2024, increasing $207.1 million, or 2%, compared to $9.9 billion for the year ended December 31, 2023. Yields on loans increased five basis points from 5.88% in 2023 to 5.93% in 2024, benefiting from higher rates on new production and increasing rates on variable rate loans. Accretion of purchase discounts on acquired loans added 42 basis points to loan yields in 2024, compared to 57 basis points in 2023. During 2024, average transaction deposits (noninterest and interest-bearing demand deposits) decreased $703.5 million, or 10%, compared to 2023, as customers favored money market accounts, which increased $833.4 million, or 28% from 2023. The Company’s deposit mix remains favorable, with 86% of average deposit balances comprised of savings, money market, and demand deposits in 2024. The cost of average total deposits (including noninterest-bearing demand deposits) increased by 73 basis points to 2.23% in 2024, compared to 1.50% in 2023, primarily the result of higher short-term interest rates and an increasingly competitive deposit market. Sweep repurchase agreements with customers averaged $269.3 million for the year ended December 31, 2024, a decrease of $1.7 million, or 1%, compared to $271.0 million for the year ended December 31, 2023. The average rate on customer repurchase accounts was 3.49% in 2024, compared to 3.07% in 2023. The Company had an average balance of $184.0 million in FHLB borrowings outstanding for the year ended December 31, 2024, with an average interest rate of 4.20%. The average balance of FHLB borrowings was $175.2 million at 3.64% in 2023. In 2024, average long-term debt of $106.6 million had an average rate of 7.02%. In 2023, average long-term debt of $104.2 million had an average rate of 6.96%. 32

The following table details the Company's average balance sheets, interest income and expenses, and yields and rates[1], for the past three years:

	For the Year Ended December 31,								
	2024			2023			2022		
(In thousands, except ratios)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets									
Earning assets:									
Securities:									
Taxable	$ 2,702,763	$ 99,456	3.68%	$ 2,611,299	$ 82,926	3.18%	$ 2,568,568	$ 56,611	2.20%
Nontaxable	5,707	164	2.87	13,733	438	3.19	22,188	690	3.11
Total Securities	2,708,470	99,620	3.68	2,625,032	83,364	3.18	2,590,756	57,301	2.21
Federal funds sold	446,149	23,619	5.29	368,659	18,871	5.12	433,359	4,103	0.95
Interest-bearing deposits with other banks and other investments	102,552	4,983	4.86	90,692	5,718	6.30	69,604	3,517	5.05
Total Loans, net	10,096,189	598,411	5.93	9,889,070	581,825	5.88	6,838,266	316,073	4.62
Total Earning Assets	13,353,360	726,633	5.44	12,973,453	689,778	5.32	9,931,985	380,994	3.84
Allowance for credit losses	(144,280)			(150,982)			(94,693)		
Cash and due from banks	167,367			184,035			305,775		
Premises and equipment, net	110,341			116,516			85,568		
Intangible assets	815,945			816,662			360,217		
Bank owned life insurance	303,486			290,218			214,468		
Other assets including deferred tax assets	327,539			392,872			248,108		
Total Assets	$14,933,758			$14,622,774			$11,051,428		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand	$ 2,614,893	$ 54,960	2.10%	$ 2,686,936	$ 41,438	1.54 %	$ 2,220,307	$ 3,099	0.14 %
Savings	570,046	2,283	0.40	851,347	1,796	0.21	989,997	397	0.04
Money market	3,775,352	140,967	3.73	2,941,916	83,301	2.83	1,925,176	3,824	0.20
Time deposits	1,656,269	70,777	4.27	1,348,152	52,254	3.88	500,471	2,642	0.53
Securities sold under agreements to repurchase	269,255	9,390	3.49	270,999	8,323	3.07	121,318	986	0.81
FHLB borrowings	183,962	7,726	4.20	175,247	6,378	3.64	10,264	330	3.22
Long-term debt, net	106,624	7,485	7.02	104,158	7,245	6.96	74,713	3,056	4.09
Total Interest-Bearing Liabilities	9,176,401	293,588	3.20	8,378,755	200,735	2.40	5,842,246	14,334	0.25
Noninterest demand	3,455,907			4,087,335			3,667,345		
Other liabilities	149,389			131,302			122,982		
Total Liabilities	12,781,697			12,597,392			9,632,573		
Shareholders' equity	2,152,061			2,025,382			1,418,855		
Total Liabilities & Equity	$14,933,758			$14,622,774			$11,051,428		
Cost of deposits			2.23%			1.50%			0.11%
Interest expense as a % of earning assets			2.20%			1.55%			0.14%
Net interest income as a % of earning assets		$ 433,045	3.24%		$ 489,043	3.77%		$ 366,660	3.69%

[1]On a fully taxable equivalent basis. All yields and rates have been computed using amortized costs. Fees on loans have been included in interest on loans. Nonaccrual loans are included in loan balances.

33

The following table shows the impact of changes in volume and rate on interest-earning assets and interest-bearing liabilities[1]:

(In thousands)	2024 vs 2023 Due to Change in: Volume	Rate	Total	2023 vs 2022 Due to Change in: Volume	Rate	Total
	Amount of increase (decrease)					
Interest-Earning Assets:						
Securities						
Taxable	$ 3,135	$ 13,395	$ 16,530	$ 1,149	$ 25,166	$ 26,315
Nontaxable	(243)	(31)	(274)	(266)	14	(252)
Total Securities	2,892	13,364	16,256	883	25,180	26,063
Federal funds sold	4,034	714	4,748	(1,962)	16,730	14,768
Other investments	662	(1,397)	(735)	1,198	1,003	2,201
Loans	12,231	4,355	16,586	160,253	105,499	265,752
Total Interest-Earning Assets	19,819	17,036	36,855	160,372	148,412	308,784
Interest-Bearing Liabilities:						
Interest-bearing demand	(1,313)	14,835	13,522	3,924	34,415	38,339
Savings	(860)	1,347	487	(174)	1,573	1,399
Money market accounts	27,359	30,307	57,666	15,404	64,072	79,476
Time deposits	12,555	5,968	18,523	18,665	30,947	49,612
Total Deposits	37,741	52,457	90,198	37,819	131,007	168,826
Securities sold under agreements to repurchase	(57)	1,124	1,067	2,907	4,431	7,338
FHLB borrowings	342	1,006	1,348	5,654	394	6,048
Other borrowings	172	68	240	1,626	2,563	4,189
Total Interest-Bearing Liabilities	38,198	54,655	92,853	48,006	138,395	186,401
Net Interest Income	$ (18,379)	$ (37,619)	$ (55,998)	$ 112,366	$ 10,017	$ 122,383

[1]On a fully taxable equivalent basis. All yields and rates have been computed using amortized costs. Fees on loans have been included in interest on loans. Nonaccrual loans are included in loan balances. Changes attributable to rate/volume (mix) are allocated to rate and volume on an equal basis.

Provision for Credit Losses

The provision for credit losses was $16.3 million in 2024 compared to $37.5 million in 2023. In 2024, the provision reflects additions to the allowance for credit losses in keeping with higher loan balances, partially offset by lower overall allowance coverage on total loans, consistent with generally stabilizing economic trends. Included in 2023 is $26.6 million of day-1 provision for credit losses on loans added through the acquisition of Professional.

Noninterest Income

Noninterest income (excluding securities gains and losses) totaled $91.4 million in 2024, an increase of $9.4 million, or 11%, compared to 2023. Noninterest income accounted for 17% of total revenue in 2024 and 14% in 2023 (net interest income plus noninterest income, excluding securities gains and losses).

34

Noninterest income is detailed as follows:

(In thousands, except percentages)	For the Year Ended December 31, 2024	2023	% Change
Service charges on deposit accounts	$ 20,852	$ 18,278	14 %
Interchange income	7,599	13,877	(45)
Wealth management income	15,168	12,780	19
Mortgage banking fees	1,774	1,790	(1)
Insurance agency income	5,196	4,510	15
BOLI income	10,065	8,401	20
Other income	30,790	22,409	37
	91,444	82,045	11
Securities (losses) gains, net	(8,016)	(2,893)	177
Total Noninterest Income	$ 83,428	$ 79,152	5 %

Service charges on deposits for the year ended December 31, 2024 increased $2.6 million, or 14%, compared to the prior year to $20.9 million. This increase primarily reflects the Company's investments in talent and market expansion across the state, which have resulted in continued growth, particularly in treasury management services to commercial customers. Overdraft-related fees for both consumer and commercial accounts represented 32% of total service charges on deposits in 2024 compared to 35% in 2023.

Interchange revenue totaled $7.6 million in 2024, a decrease of 45% from $13.9 million in 2023. The decrease in interchange income was primarily due to the impact of the Durbin amendment, which became effective for the first time for the Company on July 1, 2023, limiting network interchange fees earned on debit card transactions.

Wealth management revenues, including brokerage commissions and fees and trust income, increased $2.4 million, or 19%, to $15.2 million for the year ended December 31, 2024. The wealth management team continued to demonstrate notable success in building relationships, contributing to a 20% increase in assets under management year-over-year to $2.1 billion as of December 31, 2024.

Insurance agency income totaled $5.2 million in 2024, an increase of 15% from $4.5 million in 2023, reflecting continued growth and expansion of insurance services.

Mortgage banking fees remained flat at $1.8 million for the year ended December 31, 2024 compared to 2023. The impact on demand of higher interest rates and limited housing inventory have continued to result in lower saleable production.

BOLI income totaled $10.1 million in 2024, an increase of $1.7 million, or 20%, compared to the prior year, with policy exchanges executed in the first quarter of 2024 resulting in improved ongoing yields.

Other income totaled $30.8 million in 2024, reflecting an increase of $8.4 million, or 37%, year-over-year. The increase reflects variability in income from SBIC investments, loan swap-related fees, gains on the strategic sales of nonperforming commercial real estate loans, and other fees correlating with growth in customers and accounts.

Securities losses in 2024 totaled $8.0 million compared to securities losses in 2023 of $2.9 million. In 2024, the Company sold approximately $217.0 million in available-for-sale securities, resulting in losses of $12.0 million, allowing for reinvestment at higher yields. These losses were partially offset by gains of $4.1 million on the sale of the Company's holdings of Visa Class B stock.

Noninterest Expense

The Company has demonstrated its commitment to efficiency through disciplined, proactive management of its cost structure. Noninterest expenses in 2024 totaled $343.3 million, including $7.1 million related to branch consolidation and other expense reduction initiatives, and $0.3 million in costs to prepare for and recover from hurricane events. In 2023, noninterest expenses totaled $395.6 million, including $33.2 million in acquisition-related expenses and $5.2 million in expense reduction initiatives.

35

Adjusted noninterest expense[1] in 2024 totaled $335.9 million, a decrease of 6% from 2023, reflecting the success of strategic expense reduction initiatives executed in late 2023 and early 2024.

	For the Year Ended December 31,		
(In thousands, except percentages)	2024	2023	% Change
Salaries and wages	$ 162,316	$ 177,637	(9 %)
Employee benefits	28,253	29,918	(6)
Outsourced data processing costs	36,638	52,098	(30)
Occupancy	29,547	31,872	(7)
Furniture and equipment	8,031	8,692	(8)
Marketing	10,776	9,156	18
Legal and professional fees	9,648	17,514	(45)
FDIC assessments	8,445	8,630	(2)
Amortization of intangibles	23,884	28,726	(17)
Other real estate owned expense and net loss (gain) on sale	440	985	(55)
Provision for credit losses on unfunded commitments	1,001	1,239	(19)
Other expense	24,322	29,155	(17)
Total Noninterest Expense	$ 343,301	$ 395,622	(13 %)

Salaries and wages totaled $162.3 million in 2024, a decrease of $15.3 million, or 9%, compared to 2023. The decline in 2024 reflects workforce reductions implemented in late 2023 and early 2024 to reduce overhead and offset revenue compression associated with higher interest rates. Results in 2023 also included $5.8 million in merger-related costs.

During 2024, employee benefit costs, which include costs associated with the Company's self-funded health insurance benefits, 401(k) plan, payroll taxes, and unemployment compensation, decreased $1.7 million, or 6%, compared to 2023. The decreases compared to 2023 are related to reductions in the workforce completed in late 2023 and early 2024.

The Company utilizes third parties for core data processing systems. Ongoing data processing costs are directly related to the number of transactions processed and the negotiated rates associated with those transactions. Outsourced data processing costs totaled $36.6 million in 2024, a decrease of $15.5 million, or 30%, compared to 2023. Results in 2023 included $17.4 million in merger-related costs.

Total occupancy, furniture and equipment expenses in 2024 totaled $37.6 million, a decrease of $3.0 million, or 7%, compared to 2023. Lower costs in 2024 were achieved through consolidation of locations as part of the Company's expense reduction initiatives.

During 2024, marketing expenses totaled $10.8 million, an increase of $1.6 million, or 18%, compared to $9.2 million in 2023. Planned investments in branding and in marketing campaigns across the state led to higher marketing expenses in 2024.

Legal and professional fees decreased by $7.9 million in 2024, or 45%, to $9.6 million. Results in 2023 included $6.5 million in merger-related costs.

FDIC assessments were $8.4 million in 2024, compared to $8.6 million in 2023.

Amortization of intangibles decreased $4.8 million, or 17%, to $23.9 million during 2024 from $28.7 million in 2023. The acquisition of Professional in 2023 added $48.9 million in core deposit intangible assets, which are amortized using an accelerated amortization method.

Other real estate owned expense and net loss (gain) on sale was a net loss of $0.4 million in 2024, compared to a net loss of $1.0 million in 2023. Charges in each year primarily relate to valuation adjustments on former branch properties.

Provision for credit losses on unfunded commitments was $1.0 million in 2024 and $1.2 million in 2023.

Other expense totaled $24.3 million and $29.2 million in 2024 and 2023, respectively. The decrease of $4.8 million, or 17%, reflects the Company's achievement of expense reduction initiatives in late 2023 and early 2024.

36

Income Taxes In 2024, the provision for income taxes totaled $34.9 million, compared to $30.2 million in 2023. The increase reflects higher pre-tax income in 2024. Discrete taxes related to share-based compensation resulted in a net expense of $0.2 million and a benefit of $0.5 million in 2024 and 2023, respectively. Fourth Quarter Results and Analysis Net income totaled $34.1 million in the fourth quarter of 2024, an increase of $3.4 million, or 11%, from the third quarter of 2024, and an increase of $4.5 million, or 15%, compared to the fourth quarter of 2023. Adjusted net income1 totaled $40.6 million, an increase of $10.0 million, or 33%, from the third quarter of 2024, and an increase of $9.2 million, or 29%, compared to the fourth quarter of 2023. Diluted earnings per share was $0.40 and adjusted diluted EPS12was $0.48 in the fourth quarter of 2024, compared to diluted EPS of $0.36 and adjusted diluted EPS1 of $0.36 in the third quarter of 2024 and compared to diluted EPS of $0.35 and adjusted diluted EPS1 of $0.37 in the fourth quarter of 2023. Net revenues, which are calculated as net interest income on a fully taxable equivalent basis plus noninterest income excluding securities gains and losses were $132.9 million, an increase of $2.5 million, or 2%, from the third quarter of 2024 and an increase of $4.7 million, or 4%, from the fourth quarter of 2023. Net interest income totaled $115.8 million in the fourth quarter of 2024, an increase of $9.1 million, or 9%, from the third quarter of 2024 and an increase of $5.0 million, or 4%, compared to the fourth quarter of 2023. The increase in the fourth quarter of 2024 was largely driven by a 26 basis point decline in the cost of deposits. Accretion on acquired loans totaled $11.7 million in the fourth quarter of 2024, $9.2 million in the third quarter of 2024, and $11.3 million in the fourth quarter of 2023. Net interest margin increased 22 basis points to 3.39% in the fourth quarter of 2024, compared to 3.17% in the third quarter of 2024. Excluding the effects of accretion on acquired loans, net interest margin expanded 15 basis points to 3.05% in the fourth quarter of 2024, compared to 2.90% in the third quarter of 2024. Loan yields decreased one basis point from the prior quarter to 5.93%. Excluding the effects of accretion on acquired loans, loan yields decreased 10 basis points, from 5.58% in the third quarter of 2024 to 5.48% in the fourth quarter of 2024. Securities yields increased two basis points to 3.77%, compared to 3.75% in the prior quarter. The cost of deposits declined 26 basis points, from 2.34% in the prior quarter, to 2.08% in the fourth quarter of 2024. Lower interest expense on deposits reflects the impact of recent cuts to the Federal Funds rate. The provision for credit losses was $3.7 million in the fourth quarter of 2024, compared to $6.3 million in the third quarter of 2024 and $4.0 million in the fourth quarter of 2023. Noninterest income, excluding securities gains and losses, totaled $25.5 million for the fourth quarter of 2024, an increase of $2.0 million, or 8%, when compared to the third quarter of 2024, and an increase of $5.7 million, or 29%, compared to the fourth quarter of 2023. Results for the fourth quarter of 2024 included an $8.0 million loss on the repositioning of a portion of the available-for-sale securities portfolio. Securities with an average book yield of 2.8% were sold, and the proceeds of approximately $113 million were reinvested in agency mortgage-backed securities with an average book yield of 5.4%, for an estimated earnback of less than three years. Other changes compared to the third quarter of 2024 included the following: • Service charges on deposits totaled $5.1 million, a decrease of $0.3 million, or 5%, from the prior quarter and an increase of $0.3 million, or 6%, from the prior year quarter. The fourth quarter of 2024 was modestly impacted by hurricane-related fee waivers, while our investments in talent and significant market expansion across the state resulted in continued growth in treasury management services to commercial customers compared to the prior year. • Wealth management income totaled $4.0 million, an increase of $0.2 million, or 5%, from the prior quarter and an increase of $0.8 million, or 23%, from the prior year quarter. • Insurance agency income totaled $1.2 million, a decrease of 18% from the prior quarter, reflecting typical fourth quarter seasonality, and an increase of 8% from the prior year quarter. • Other income totaled $10.3 million, an increase of $2.5 million, or 31%, from the prior quarter and an increase of $4.7 million, or 85% from the prior year quarter. Fourth quarter 2024 results include gains on SBIC investments and gains on the sale of two nonperforming commercial real estate loans. Noninterest expenses for the fourth quarter of 2024 totaled $85.6 million, an increase of $0.8 million, or 1%, from the third quarter of 2024 and a decrease of $0.8 million, or 1%, from the fourth quarter of 2023. Results in the fourth quarter of 2024 included: 37 12Non-GAAP measure, see “Explanation of Certain Unaudited Non-GAAP Financial Measures” for more information and a reconciliation to GAAP.

- Salaries and wages totaled $42.4 million, an increase of $1.7 million, or 4%, compared to the prior quarter and an increase of $3.9 million, or 10%, from the prior year quarter, reflecting continued onboarding of banking teams and talent across our footprint.
- Employee benefits totaled $6.5 million, a decrease of $0.4 million, or 6%, compared to the prior quarter and a decrease of $0.1 million, or 2%, from the prior year quarter. The decrease from the prior quarter is due to seasonally lower 401(k) and payroll tax expense.
- Outsourced data processing costs totaled $8.3 million, an increase of $0.3 million, or 4%, compared to the prior quarter and a decrease of $0.3 million, or 4%, from the prior year quarter. Higher customer transaction volume contributed to the increase over the prior quarter.
- Occupancy costs totaled $7.2 million, an increase of $0.1 million, or 2%, compared to the prior quarter and a decrease of $0.3 million, or 4%, from the prior year quarter. The fourth quarter of 2024 included $0.2 million in preparation and recovery costs related to Hurricane Milton.
- Marketing expenses totaled $2.1 million, reflecting a decrease of $0.6 million, or 22%, compared to the prior quarter and a decrease of $0.9 million, or 29%, from the prior year quarter, primarily associated with the timing of various marketing campaigns. We will continue to invest in marketing and branding supporting customer growth initiatives.
- Legal and professional fees totaled $2.8 million, an increase of $0.1 million, or 4%, compared to the prior quarter and a decrease of $0.5 million, or 15%, from the prior year quarter.

Explanation of Certain Unaudited Non-GAAP Financial Measures

This report contains financial information determined by methods other than Generally Accepted Accounting Principles. The financial highlights provide reconciliations between GAAP and adjusted financial measures including net income, fully taxable equivalent net interest income, noninterest income, noninterest expense, tax adjustments, net interest margin and other financial ratios. Management uses these non-GAAP financial measures in its analysis of the Company's performance and believes these presentations provide useful supplemental information, and a clearer understanding of the Company's performance. The Company believes the non-GAAP measures enhance investors' understanding of the Company's business and performance and if not provided would be requested by the investor community. These measures are also useful in understanding performance trends and facilitate comparisons with the performance of other financial institutions. The limitations associated with operating measures are the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might define or calculate these measures differently. The Company provides reconciliations between GAAP and these non-GAAP measures. These disclosures should not be considered an alternative to GAAP.

The following table provides reconciliations between GAAP and adjusted (non-GAAP) financial measures.

	Quarters			Full Year	
	Fourth	Third	Fourth		
(In thousands except per share data)	**2024**	**2024**	**2023**	**2024**	**2023**
Net Income	$ 34,085	$ 30,651	$ 29,543	$ 120,986	$ 104,033
Total noninterest income	$ 17,068	$ 23,679	$ 17,338	$ 83,428	$ 79,152
Securities losses (gains), net	8,388	(187)	2,437	8,016	2,893
BOLI benefits on death (included in other income)	—	—	—	—	(2,117)
Total adjustments to noninterest income	8,388	(187)	2,437	8,016	776
Total adjusted noninterest income	$ 25,456	$ 23,492	$ 19,775	$ 91,444	$ 79,928
Total noninterest expense	$ 85,575	$ 84,818	$ 86,367	$ 343,301	$ 395,622
Merger-related charges	—	—	—	—	(33,180)
Business continuity expenses - hurricane events	(280)	—	—	(280)	—
Branch reductions and other expense initiatives[1]	—	—	—	(7,094)	(5,167)
Adjustments to noninterest expense	(280)	—	—	(7,374)	(38,347)
Adjusted noninterest expense[2]	$ 85,295	$ 84,818	$ 86,367	$ 335,927	$ 357,275

38

	Quarters			Full Year	
	Fourth	Third	Fourth		
(In thousands except per share data)	2024	2024	2023	2024	2023
Income taxes	$ 9,513	$ 8,602	$ 8,257	$ 34,854	$ 30,219
Tax effect of adjustments	2,197	(47)	617	3,900	9,916
Adjusted income taxes	11,710	8,555	8,874	38,754	40,135
Adjusted net income[2]	$ 40,556	$ 30,511	$ 31,363	$ 132,476	$ 133,240
Earnings per diluted share, as reported	$ 0.40	$ 0.36	$ 0.35	$ 1.42	$ 1.23
Adjusted earnings per diluted share	0.48	0.36	0.37	1.56	1.58
Average diluted shares outstanding	85,302	85,069	85,336	85,040	84,329
Adjusted noninterest expense	$ 85,295	$ 84,818	$ 86,367	$ 335,927	$ 357,275
Provision for credit losses on unfunded commitments	(250)	(250)	—	(1,001)	(1,239)
Other real estate owned expense and net (loss) gain on sale	(84)	(491)	(573)	(440)	(985)
Amortization of intangibles	(5,587)	(6,002)	(6,888)	(23,884)	(28,726)
Net adjusted noninterest expense	$ 79,374	$ 78,075	$ 78,906	$ 310,602	$ 326,325
Net adjusted noninterest expense	$ 79,374	$ 78,075	$ 78,906	$ 310,602	$ 326,325
Average tangible assets	14,397,331	14,184,085	13,906,005	14,117,813	13,806,112
Net adjusted noninterest expense to average tangible assets	2.19 %	2.19 %	2.25 %	2.20 %	2.36 %
Net revenue	$ 132,872	$ 130,344	$ 128,157	$ 515,399	$ 567,392
Total adjustments to net revenue	8,388	(187)	2,437	8,016	776
Impact of FTE adjustment	311	310	216	1,074	803
Adjusted net revenue on a fully taxable equivalent basis	$ 141,571	$ 130,467	$ 130,810	$ 524,489	$ 568,971
Adjusted efficiency ratio	56.07 %	59.84 %	60.32 %	59.22 %	57.35 %
Net interest income	$ 115,804	$ 106,665	$ 110,819	$ 431,971	$ 488,240
Impact of FTE adjustment	311	310	216	1,074	803
Net interest income including FTE adjustment	116,115	106,975	111,035	433,045	489,043
Total noninterest income	17,068	23,679	17,338	83,428	79,152
Total noninterest expense less provision for credit losses on unfunded commitments	85,325	84,568	86,367	342,300	394,383
Pre-tax pre-provision earnings	47,858	46,086	42,006	174,173	173,812
Total adjustments to noninterest income	8,388	(187)	2,437	8,016	776
Total adjustments to noninterest expense including other real estate owned expense and net gain (loss) on sale	364	491	573	7,814	39,332
Adjusted pre-tax pre-provision earnings[2]	$ 56,610	$ 46,390	$ 45,016	$ 190,003	$ 213,920
Average assets	$15,204,041	$14,996,846	$14,738,034	$14,933,758	$14,622,774
Less average goodwill and intangible assets	(806,710)	(812,761)	(832,029)	(815,945)	(816,662)
Average tangible assets	$14,397,331	$14,184,085	$13,906,005	$14,117,813	$13,806,112
Return on average assets (ROA)	0.89 %	0.81 %	0.80 %	0.81 %	0.71 %
Impact of removing average intangible assets and related amortization	0.17	0.18	0.19	0.17	0.19
Return on average tangible assets (ROTA)	1.06	0.99	0.99	0.98	0.91
Impact of other adjustments for adjusted net income	0.18	(0.01)	0.05	0.08	0.22
Adjusted return on average tangible assets	1.24 %	0.98 %	1.04 %	1.06 %	1.12 %

39

(In thousands except per share data)	Quarters Fourth 2024	Third 2024	Fourth 2023	Full Year 2024	2023
Average shareholders' equity	$2,203,052	$2,168,444	$2,058,912	$2,152,061	$2,025,382
Less average goodwill and intangible assets	(806,710)	(812,761)	(832,029)	(815,945)	(816,662)
Average tangible equity	$1,396,342	$1,355,683	$1,226,883	$1,336,116	$1,208,720
Return on average shareholders' equity	6.16 %	5.62 %	5.69 %	5.62 %	5.14 %
Impact of removing average intangible assets and related amortization	4.74	4.69	5.53	4.77	5.24
Return on average tangible common equity (ROTCE)	10.90	10.31	11.22	10.39	10.38
Impact of other adjustments for adjusted net income	1.84	(0.04)	0.58	0.86	2.42
Adjusted return on average tangible common equity	12.74 %	10.27 %	11.80 %	11.25 %	12.80 %
Loan interest income[3]	$ 152,303	$ 151,282	$ 148,004	$ 598,411	$ 581,825
Accretion on acquired loans	(11,717)	(9,182)	(11,324)	(41,672)	(56,689)
Loan interest income excluding accretion on acquired loans[3]	$ 140,586	$ 142,100	$ 136,680	$ 556,739	$ 525,136
Yield on loans[3]	5.93 %	5.94 %	5.85 %	5.93 %	5.88 %
Impact of accretion on acquired loans	(0.45)	(0.36)	(0.45)	(0.42)	(0.57)
Yield on loans excluding accretion on acquired loans[3]	5.48 %	5.58 %	5.40 %	5.51 %	5.31 %
Net interest income[3]	$ 116,115	$ 106,975	$ 111,035	$ 433,045	$ 489,043
Accretion on acquired loans	(11,717)	(9,182)	(11,324)	(41,672)	(56,689)
Net interest income excluding accretion on acquired loans[3]	$ 104,398	$ 97,793	$ 99,711	$ 391,373	$ 432,354
Net interest margin[3]	3.39 %	3.17 %	3.36 %	3.24 %	3.77 %
Impact of accretion on acquired loans	(0.34)	(0.27)	(0.34)	(0.31)	(0.44)
Net interest margin excluding accretion on acquired loans[3]	3.05 %	2.90 %	3.02 %	2.93 %	3.33 %
Securities interest income[3]	$ 26,986	$ 26,005	$ 21,451	$ 99,620	$ 83,364
Fully taxable equivalent adjustment to securities	(7)	(8)	(13)	(29)	(83)
Securities interest income excluding fully taxable equivalent adjustment	$ 26,979	$ 25,997	$ 21,438	$ 99,591	$ 83,281
Loan interest income[3]	$ 152,303	$ 151,282	$ 148,004	$ 598,411	$ 581,825
Fully taxable equivalent adjustment to loans	(304)	(302)	(203)	(1,045)	(720)
Loan interest income excluding fully taxable equivalent adjustment	$ 151,999	$ 150,980	$ 147,801	$ 597,366	$ 581,105
Net interest income[3]	$ 116,115	$ 106,975	$ 111,035	$ 433,045	$ 489,043
Fully taxable equivalent adjustments to securities	(7)	(8)	(13)	(29)	(83)
Fully taxable equivalent adjustments to loans	(304)	(302)	(203)	(1,045)	(720)
Net interest income excluding fully taxable equivalent adjustments	$ 115,804	$ 106,665	$ 110,819	$ 431,971	$ 488,240

[1]Includes severance, contract termination costs, disposition of branch premises and fixed assets, and other costs to effect the Company's branch consolidation and other expense reduction strategies.

[2]Beginning in 2024, amortization of intangibles is excluded from adjustments to noninterest expense; prior periods have been updated to reflect the change.

[3]On a fully taxable equivalent basis. All yields and rates have been computed using amortized cost.

40

Financial Condition Total assets increased $596.1 million, or 4.1%, year-over-year to $15.2 billion at December 31, 2024, notably due to organic growth of loans and deposits. Securities Information related to yields, maturities, carrying values and fair value of the Company’s securities is set forth in “Note 3 - Securities” of the Company’s consolidated financial statements. At December 31, 2024, the Company had $2.4 billion in securities available-for-sale, and $635.2 million in securities held-to- maturity. The Company's total debt securities portfolio increased $340.0 million, or 12%, from December 31, 2023. During the year ended December 31, 2024, there were $993.9 million of debt securities purchased and $428.0 million in paydowns and maturities. Debt securities with a fair value of $217.0 million were sold in 2024, resulting in $12.0 million in realized losses. The Company took advantage of favorable market conditions to reposition a portion of its AFS portfolio and reinvest the proceeds in debt securities at higher yields. During the year ended December 31, 2023, there were $100.9 million of debt securities purchased, $167.1 million acquired through the acquisition of Professional and $287.9 million in paydowns and maturities over the same period. $82.9 million of securities were sold in 2023, with $2.9 million in realized losses. Debt securities generally return principal and interest monthly. The modified duration of the available-for-sale securities portfolio and the total portfolio was 4.7 and 4.9, respectively, at December 31, 2024, compared to 4.5 and 4.9, respectively, at December 31, 2023. At December 31, 2024, available-for-sale securities had gross unrealized losses of $211.3 million and gross unrealized gains of $3.5 million, compared to gross unrealized losses of $217.7 million and gross unrealized gains of $4.4 million at December 31, 2023. The credit quality of the Company’s securities holdings is primarily investment grade. U.S. Treasury securities, obligations of U.S. government agencies, and obligations of U.S. government sponsored entities totaled $2.4 billion, or 82%, of the total portfolio at December 31, 2024. The portfolio includes $129.5 million, with a fair value of $121.2 million, in private label residential and commercial mortgage- backed securities and collateralized mortgage obligations. Included are $119.8 million, with a fair value of $111.8 million, in private label residential securities with weighted-average credit support of 22%. The collateral underlying these mortgage investments includes both fixed-rate and adjustable-rate residential mortgage loans. Commercial securities totaled $9.6 million, with a fair value of $9.4 million. These securities have weighted-average credit support of 27%. The collateral underlying these mortgages are primarily pooled multifamily loans. The Company also has invested $278.3 million in floating rate collateralized loan obligations. Collateralized loan obligations are special purpose vehicles that purchase first lien broadly syndicated corporate loans while providing support to senior tranche investors. As of December 31, 2024, all of the Company's collateralized loan obligations were in AAA/AA tranches with weighted-average credit support of 36%. The Company utilizes credit models with assumptions of loan level defaults, recoveries, and prepayments to evaluate each security for potential credit losses. The result of this analysis did not indicate expected credit losses. Held-to-maturity securities consist solely of mortgage-backed securities and collateralized mortgage obligations guaranteed by U.S. government-sponsored entities, each of which is expected to recover any price depreciation over its holding period as the debt securities move to maturity. The Company has significant liquidity and available borrowing capacity through other sources if needed, and has the intent and ability to hold these investments to maturity. At December 31, 2024, the Company has determined that all debt securities in an unrealized loss position are the result of both broad investment type spreads and the current interest rate environment. Management believes that each investment will recover any price depreciation over its holding period as the debt securities move to maturity, and management has the intent and ability to hold these investments to maturity. Therefore, at December 31, 2024, no allowance for credit losses has been recorded. 41

The maturity distribution of AFS securities is detailed in the following table. December 31, 2024 (In thousands) Less than 1 Year After 1-5 Years After 5-10 Years After 10 Years Total Amortized Cost U.S. Treasury securities and obligations of U.S. government agencies $ 1 $ 6,288 $ 6,806 $ 15,138 $ 28,233 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 13 1,046 2,336 1,773,879 1,777,274 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 74,476 58,555 73,506 206,537 Private mortgage-backed securities and collateralized mortgage obligations — — 4,865 124,610 129,475 Collateralized loan obligations — 9,359 145,772 123,211 278,342 Obligations of state and political subdivisions — — 500 6,639 7,139 Other debt securities — 7,389 — — 7,389 Total Available-For-Sale Debt Securities $ 14 $ 98,558 $ 218,834 $ 2,116,983 $ 2,434,389 Fair Value U.S. Treasury securities and obligations of U.S. government agencies $ 1 $ 6,283 $ 6,794 $ 14,662 $ 27,740 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 13 1,040 2,265 1,584,657 1,587,975 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 71,163 55,294 70,992 197,449 Private mortgage-backed securities and collateralized mortgage obligations — — 4,638 116,604 121,242 Collateralized loan obligations — 9,369 145,894 123,701 278,964 Obligations of state and political subdivisions — — 432 5,258 5,690 Other debt securities — 7,483 — — 7,483 Total Available-For-Sale Debt Securities $ 14 $ 95,338 $ 215,317 $ 1,915,874 $ 2,226,543 Weighted Average Yield1 U.S. Treasury securities and obligations of U.S. government agencies 3.17% 5.46% 5.48% 5.46% 5.46% Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 3.70 3.98 3.11 3.50 3.50 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 2.92 4.15 5.77 3.58 Private mortgage-backed securities and collateralized mortgage obligations — — 5.65 3.60 3.68 Collateralized loan obligations — 6.37 6.45 6.17 6.32 Obligations of state and political subdivisions — — 1.55 2.16 2.12 Other debt securities — 5.88 — — 4.34 Total Available-For-Sale Debt Securities 3.65% 3.64% 5.74% 3.75% 3.93% 1All yields and rates have been computed using amortized costs. 42

The following table details the maturity distribution of HTM securities. December 31, 2024 (In thousands) Less than 1 Year After 1-5 Years After 5-10 Years After 10 Years Total Amortized Cost Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ — $ — $ — $ 546,444 $ 546,444 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 54,414 28,092 6,236 88,742 Total Held-to-Maturity Debt Securities $ — $ 54,414 $ 28,092 $ 552,680 $ 635,186 Fair Value Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ — $ — $ — $ 428,824 $ 428,824 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 50,102 23,962 4,706 78,770 Total Held-to-Maturity Debt Securities $ — $ 50,102 $ 23,962 $ 433,530 $ 507,594 Weighted Average Yield1 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities —% —% —% 1.89% 1.89% Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities — 2.55 1.90 1.64 2.28 Total Held-to-Maturity Debt Securities —% 2.55% 1.90% 1.88% 1.94% 1All yields and rates have been computed using amortized costs. 43

Loan Portfolio

The Company remains committed to sound risk management procedures. Portfolio diversification in terms of asset mix, industry, and loan type has been and continues to be an important element of the Company's lending strategy. The average loan size is $383 thousand, and the average commercial loan size is $814 thousand at December 31, 2024, reflecting the Company's longtime focus on granularity and on creating valuable customer relationships. Lending policies contain guardrails that pertain to lending by type of collateral and purpose, along with limits regarding loan concentrations and the principal amount of loans. The Company's exposure to commercial real estate lending remains well below regulatory limits (see "Loan Concentrations").

The following table details loan portfolio composition at December 31, 2024 and 2023 for portfolio loans, purchased credit deteriorated loans and loans purchased which are not considered credit deteriorated ("Non-PCD") as defined in "Note 4 - Loans."

	December 31, 2024				
(In thousands)	**Portfolio Loans**	**Acquired Non-PCD Loans**	**PCD Loans**	**Total**	**% to Total Loans**
Construction and land development	$ 568,148	$ 79,370	$ 535	$ 648,053	6 %
Commercial real estate - owner occupied	1,177,538	477,459	31,632	1,686,629	16 %
Commercial real estate - non-owner occupied	2,243,056	1,156,849	103,903	3,503,808	34 %
Residential real estate	1,882,955	719,589	14,241	2,616,785	26 %
Commercial and financial	1,424,689	199,146	27,519	1,651,354	16 %
Consumer	155,786	37,282	253	193,321	2 %
Totals	$ 7,452,172	$ 2,669,695	$ 178,083	$ 10,299,950	100 %

	December 31, 2023				
(In thousands)	**Portfolio Loans**	**Acquired Non-PCD Loans**	**PCD Loans**	**Total**	**% to Total Loans**
Construction and land development	$ 519,426	$ 247,654	$ 542	$ 767,622	8 %
Commercial real estate - owner occupied	1,079,633	552,627	38,021	1,670,281	17 %
Commercial real estate - non-owner occupied	1,844,588	1,323,222	152,080	3,319,890	33 %
Residential real estate	1,714,748	710,129	20,815	2,445,692	24 %
Commercial and financial	1,237,090	318,683	52,115	1,607,888	16 %
Consumer	175,969	74,854	744	251,567	2 %
Totals	$ 6,571,454	$ 3,227,169	$ 264,317	$ 10,062,940	100 %

Loans, net of unearned income and excluding the allowance for credit losses, were $10.3 billion at December 31, 2024, an increase of $237.0 million, or 2.4%, compared to December 31, 2023.

The amortized cost basis of loans at December 31, 2024, and 2023 included net deferred costs of $43.9 million and $43.1 million, respectively. At December 31, 2024, the remaining fair value adjustments on acquired loans were $128.1 million, or 4.3% of the outstanding acquired loan balances, compared to $174.0 million, or 4.8% of the acquired loan balances at December 31, 2023. The discount is accreted into interest income over the remaining lives of the related loans on a level yield basis.

Construction and land development loans decreased $119.6 million, or 15.6%, totaling $648.1 million at December 31, 2024, compared to December 31, 2023. These loans, extended to both commercial and consumer customers, are collateralized by and for the purpose of funding land development and construction projects. Repayment is from the proceeds of the sale, refinancing or permanent financing of the property. In 2023, the Company acquired $151.0 million in construction and land development

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loans from Professional, and pay downs and conversion of acquired and originated loans to permanent is contributing to the decrease year-over-year. Commercial real estate owner occupied loans totaled $1.7 billion at December 31, 2024, an increase of $16.3 million, or 1% compared to December 31, 2023. Commercial real estate owner occupied loans are extended to commercial customers for the purpose of acquiring or refinancing real estate to be occupied by the borrower's business. These loans are collateralized by the subject property and the repayment of these loans is largely dependent on the performance of the company occupying the property. Commercial real estate non-owner occupied loans increased $183.9 million, or 6%, totaling $3.5 billion at December 31, 2024, compared to $3.3 billion December 31, 2023. Non-owner occupied CRE loans are collateralized by properties where the source of repayment is typically from the sale or lease of the property. Within the non-owner occupied CRE portfolio, the largest segment is Retail properties, which totaled approximately $1.2 billion at December 31, 2024, with an average loan size of $2.3 million. This segment targets grocery or credit tenant-anchored shopping plazas, single credit tenant retail buildings, smaller outparcels, and other small retail units. The second-largest segment in the non-owner occupied CRE portfolio is office properties, which totaled $568.3 million at December 31, 2024, with an average loan size of $1.7 million. This segment targets low to mid-rise suburban offices and is broadly diversified across many types of professional services, with limited exposure to central business districts. Other non-owner occupied CRE loans include $439.1 million in loans collateralized by industrial or warehouse properties, $375.7 million collateralized by multi-family residential properties, $336.2 million collateralized by hotels or motels, and $597.5 million collateralized by other property types, including restaurants, schools and recreation centers. Residential real estate loans increased $171.1 million, or 7%, year-over-year to $2.6 billion as of December 31, 2024. Included in the balance as of December 31, 2024 were $1.0 billion of fixed rate mortgages, $970.2 million of ARMs, and $614.7 million in home equity loans and HELOCs, compared to $1.0 billion, $865.2 million and $488.2 million, respectively, as of December 31, 2023. Substantially all residential mortgage originations have been underwritten to conventional loan agency standards, including loans having balances that exceed agency value limitations. The average LTV of our HELOC portfolio is 64% with 31% of the portfolio being in the first lien position at December 31, 2024, compared to an average LTV of 63% with 35% of the portfolio being in the first lien position at December 31, 2023. Commercial and financial loans increased year-over-year by $43.5 million, or 3%, totaling $1.7 billion at December 31, 2024. The purpose of these loans may be to provide working capital, asset acquisition or for other business purposes, and are generally supported by projected cash flows of the business, collateralized by business assets, and/or guaranteed by the business owners. The Company continues to exercise a disciplined approach to lending and is benefiting from the investments made in recent years to attract talent from large regional banks across its markets. This talent is onboarding significant new relationships, resulting in increased loan production. The Company also provides consumer loans, which include installment loans, auto loans, marine loans and other consumer loans, which decreased $58.2 million, or 23%, year-over-year to a total of $193.3 million at December 31, 2024, compared to $251.6 million at December 31, 2023. The decrease is partly due to the transfer to held-for-sale of $20.0 million in consumer loans previously acquired through bank acquisitions. At December 31, 2024, the Company had unfunded commitments to extend credit of $2.9 billion, compared to $2.7 billion at December 31, 2023 (see “Note 15 - Contingent Liabilities and Commitments with Off-Balance Sheet Risk” to the Company’s consolidated financial statements). 45

Loan production and late-stage pipelines (loans in underwriting and approval or approved and not yet closed) are detailed in the following table for the periods specified: For the Year Ended December 31, (In thousands) 2024 2023 Commercial/commercial real estate loan pipeline at period end $ 605,357 $ 306,531 Commercial/commercial real estate loans closed 1,877,150 1,055,889 SBA pipeline at period end $ 28,793 $ 20,600 SBA originations 82,392 48,914 Residential pipeline - saleable at period end $ 6,727 $ 2,657 Residential loans - sold 71,686 66,252 Residential pipeline - portfolio at period end $ 35,068 $ 44,422 Residential loans - retained 245,289 260,500 Consumer pipeline at period end $ 17,384 $ 18,745 Consumer originations 215,964 346,164 Commercial and commercial real estate originations in 2024 totaled $1.9 billion, compared to $1.1 billion in 2023. Higher originations are the result of investments made in recent years to attract commercial banking talent. This talent is onboarding significant new relationships, resulting in increased loan production. Commercial and commercial real estate pipelines were $605.4 million as of December 31, 2024, an increase of 97% from $306.5 million at December 31, 2023. SBA originations totaled $82.4 million in 2024, an increase of $33.5 million, or 68%, from 2023. The SBA pipeline increased 40% to $28.8 million at December 31, 2024 from $20.6 million at December 31, 2023. Residential loans originated for sale in the secondary market totaled $71.7 million in 2024, an increase of 8% compared to $66.3 million in 2023. Residential saleable pipelines were $6.7 million as of December 31, 2024, compared to $2.7 million as of December 31, 2023. Residential loan production retained in the portfolio for 2024 was $245.3 million, compared to $260.5 million in 2023. The pipeline of residential loans intended to be retained in the portfolio was $35.1 million as of December 31, 2024, compared to $44.4 million as of December 31, 2023. Consumer originations, which includes HELOCs, totaled $216.0 million during 2024, compared to $346.2 million during 2023, reflecting a decrease of $130.2 million, or 38%. The consumer pipeline was $17.4 million as of December 31, 2024, compared to $18.7 million as of December 31, 2023. 46

The following table presents loans by maturity, separately presenting fixed rate loans from those with floating or adjustable rates.

	December 31, 2024							
		After one year but within five years:		After five years but within fifteen years:		After fifteen years:		
(In thousands)	In one year or less	Floating or adjustable	Fixed	Floating or adjustable	Fixed	Floating or adjustable	Fixed	Total
Construction and Land Development	$ 194,664	$ 173,172	$ 23,204	$ 113,335	$ 33,224	$ 93,947	$ 16,507	$ 648,053
Commercial Real Estate - Owner Occupied	94,530	152,191	533,475	269,987	554,197	72,144	10,105	1,686,629
Commercial Real Estate - Non-owner Occupied	292,888	898,941	1,140,652	723,150	413,479	32,175	2,523	3,503,808
Residential Real Estate	60,688	21,226	9,374	334,947	143,112	1,119,388	928,050	2,616,785
Commercial and Financial	341,911	191,129	484,314	98,144	245,979	173,333	116,544	1,651,354
Consumer	9,762	44,873	23,001	9,058	57,434	21,217	27,976	193,321
Total	$ 994,443	$ 1,481,532	$ 2,214,020	$ 1,548,621	$ 1,447,425	$ 1,512,204	$ 1,101,705	$ 10,299,950

Loan Concentrations

The Company has developed prudent guardrails to manage loan types that are most impacted by stressed market conditions in order to minimize credit risk concentration to capital. Outstanding balances for commercial and commercial real estate loan relationships greater than $10 million totaled $2.7 billion, representing 26% of the total portfolio at December 31, 2024, compared to $2.3 billion, or 23%, at December 31, 2023. The Company's ten largest commercial and commercial real estate funded and unfunded relationships at December 31, 2024 aggregated to $547.5 million, of which $433.0 million was funded, compared to $505.7 million at December 31, 2023, of which $348.3 million was funded.

Concentrations in total construction and land development loans and total commercial real estate loans are maintained well below regulatory limits. Construction and land development and commercial real estate loan concentrations as a percentage of subsidiary bank total risk-based capital, were 38% and 237%, respectively, at December 31, 2024, compared to 48% and 244% as of December 31, 2023. Regulatory guidance suggests limits of 100% and 300%, respectively. On a consolidated basis, construction and land development and commercial real estate loans represent 36% and 224%, respectively, of total consolidated risk-based capital. To determine these ratios, the Company defines commercial real estate in accordance with the guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance") issued by the federal bank regulatory agencies in 2006 (and reinforced in 2015), which defines commercial real estate loans as exposures secured by land development and construction, including 1-4 family residential construction, multifamily property, and non-farm nonresidential property where the primary or a significant source of repayment is derived from rental income associated with the property (i.e. loans for which 50 percent or more of the source of repayment comes from third party, non-affiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Loans to real estate investment trusts and unsecured loans to developers that closely correlate to the inherent risks in commercial real estate markets would also be considered commercial real estate loans under the Guidance. Loans on owner-occupied commercial real estate are generally excluded. In addition, the Company is subject to a geographic concentration of credit because it primarily operates in Florida.

Nonperforming Loans, Troubled Borrower Modifications, Other Real Estate Owned, and Credit Quality

Nonperforming assets at December 31, 2024 totaled $98.9 million, an increase of $26.2 million, or 36%, compared to 2023, and were comprised of $92.4 million of nonaccrual loans, and $6.4 million of OREO, including $5.5 million of branches taken out of service. As of December 31, 2023, nonperforming assets included nonaccrual loans of $65.1 million and OREO of $7.6 million including $7.3 million of branches taken out of service. Approximately 69% of nonaccrual loans were secured with real estate at December 31, 2024. Nonperforming loans to total loans outstanding at December 31, 2024 increased to 0.90% from 0.65% at December 31, 2023. NPAs to total assets at December 31, 2024 increased to 0.65% from 0.50% at December 31,

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2023. A significant portion of nonaccrual loans have collateral values well in excess of balances outstanding, and therefore, no loss is expected. The table below sets forth details related to nonaccrual loans. December 31, 2024 Nonaccrual Loans (In thousands) Non-Current Current Total Construction & land development $ 113 $ 1,039 $ 1,152 Commercial real estate - owner occupied 3,977 4,763 8,740 Commercial real estate - non-owner occupied 5,544 24,338 29,882 Residential real estate 12,161 11,733 23,894 Commercial and financial 10,391 10,118 20,509 Consumer 2,102 6,167 8,269 Total loans $ 34,288 $ 58,158 $ 92,446 December 31, 2023 Nonaccrual Loans (In thousands) Non-Current Current Total Construction & land development $ 109 $ 715 $ 824 Commercial real estate - owner occupied 5,234 4,450 9,684 Commercial real estate - non-owner occupied 4,179 4,556 8,735 Residential real estate 3,864 6,122 9,986 Commercial and financial 7,304 27,389 34,693 Consumer 779 403 1,182 Total loans $ 21,469 $ 43,635 $ 65,104 December 31, (In thousands, except percentages) 2024 2023 Ratio of total nonperforming assets to loans outstanding and other real estate owned at end of period 0.96% 0.72 % Ratio of total nonaccrual loans to loans outstanding at end of period 0.90 0.65 Ratio of allowance for credit losses on loans to total nonaccrual loans 149 229 The Company recognized interest income of $1.3 million and $0.5 million on nonaccrual loans during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and December 31, 2023, the Company had troubled borrower modification loans with an amortized cost of $11.6 million and $17.5 million, respectively. Allowance for Credit Losses on Loans Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The forecasts of future economic conditions are over a period that has been deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments. Net charge-offs for 2024 were $27.1 million, or 0.27% of average loans, compared to $21.4 million, or 0.22%, for 2023. The ratio of allowance to total loans decreased to 1.34% at December 31, 2024 from 1.48% at December 31, 2023. 48

Activity in the allowance for credit losses is summarized as follows:

(In thousands)	For the Year Ended December 31, 2024					
	Beginning Balance	Provision for Credit Losses	Charge-Offs	Recoveries	Ending Balance	% of Total Allowance
Construction and land development	$ 8,637	$ (1,404)	$ (1)	$ 20	$ 7,252	5 %
Commercial real estate - owner occupied	5,529	6,629	(341)	8	11,825	9
Commercial real estate - non-owner occupied	48,288	(3,096)	(1,485)	159	43,866	32
Residential real estate	39,016	(150)	(134)	436	39,168	28
Commercial and financial	34,343	7,789	(17,616)	3,017	27,533	20
Consumer	13,118	6,490	(12,288)	1,091	8,411	6
Total	$ 148,931	$ 16,258	$ (31,865)	$ 4,731	$ 138,055	100 %

(In thousands)	For the Year Ended December 31, 2023						
	Beginning Balance	Allowance on PCD Loans Acquired During the Period	Provision for Credit Losses	Charge-Offs	Recoveries	Ending Balance	% of Total Allowance
Construction and land development	$ 6,464	$ 5	$ 2,160	$ —	$ 8	$ 8,637	6 %
Commercial real estate - owner-occupied	6,051	139	(663)	—	2	5,529	4
Commercial real estate - non owner-occupied	43,258	647	4,315	(120)	188	48,288	32
Residential real estate	29,605	400	8,858	(356)	509	39,016	26
Commercial and financial	15,648	17,527	17,644	(18,565)	2,089	34,343	23
Consumer	12,869	161	5,204	(5,754)	638	13,118	9
Totals	$ 113,895	18,879	$ 37,518	$ (24,795)	$ 3,434	$ 148,931	100 %

(In thousands, except percentages)	For the Year Ended December 31, 2024	2023	2022
Daily average loans outstanding[1]	$ 10,096,189	$ 9,889,070	$ 6,838,266
Ratio of allowance for credit losses on loans to loans outstanding at end of year	1.34 %	1.48 %	1.40 %
Ratio of net charge-offs (recoveries) to average loans outstanding			
Construction and land development	— %	— %	— %
Commercial real estate - owner occupied	—	—	—
Commercial real estate - non-owner occupied	0.02	—	—
Residential real estate	—	—	—
Commercial and financial	0.14	0.17	—
Consumer	0.11	0.05	0.01
Total ratio of net charge-offs to average loans outstanding	0.27 %	0.22 %	0.01 %

[1] *Net of unearned income.*

Cash and Cash Equivalents, Liquidity Risk Management and Contractual Commitments

Liquidity risk involves the risk of being unable to fund assets with the appropriate duration and rate-based liability, as well as the risk of not being able to meet unexpected cash needs. Liquidity planning and management are necessary to ensure the ability to fund operations cost effectively and to meet current and future potential obligations such as loan commitments and unexpected deposit outflows.

Funding sources include primarily customer-based deposits, collateral-backed borrowings, brokered deposits, cash flows from operations, cash flows from the loan and investment portfolios and asset sales, primarily secondary marketing for residential real estate mortgages. Cash flows from operations are a significant component of liquidity risk management and the Company

49

considers both deposit maturities and the scheduled cash flows from loan and investment maturities and payments when managing risk.

Cash and cash equivalents, including interest-bearing deposits, totaled $476.6 million at December 31, 2024, compared to $447.2 million at December 31, 2023.

Deposits are a primary source of liquidity. The stability of this funding source is affected by numerous factors, including returns available to customers on alternative investments, the quality of customer service levels, perception of safety and competitive forces. Total uninsured deposits were estimated to be $4.4 billion at December 31, 2024, representing 36% of overall deposit accounts. This includes public funds under the Florida Qualified Public Depository program, which provides loss protection to depositors beyond FDIC insurance limits. Excluding such balances, the uninsured and uncollateralized deposits were 30% of total deposits. The Company has liquidity sources as discussed below, including cash and lines of credit with the FRB and FHLB, that represent 138% of uninsured deposits, and 167% of uninsured and uncollateralized deposits.

In addition to $476.6 million in cash and cash equivalents at December 31, 2024, the Company had $5.7 billion in available borrowing capacity, including $4.0 billion in available collateralized lines of credit, $1.3 billion of unpledged debt securities available as collateral for potential additional borrowings, and available unsecured lines of credit of $348.0 million. The Company may also access funding by acquiring brokered deposits. Brokered deposits at December 31, 2024 totaled $293.6 million compared to $122.3 million at December 31, 2023.

Contractual maturities for assets and liabilities are reviewed to meet current and expected future liquidity requirements. Sources of liquidity are maintained through a portfolio of high quality marketable assets, such as residential mortgage loans, debt securities available-for-sale and interest-bearing deposits. The Company is also able to provide short-term financing of its activities by selling, under an agreement to repurchase, United States Treasury and Government agency debt securities not pledged to secure public deposits or trust funds.

The Company has traditionally relied upon dividends from Seacoast Bank and securities offerings to provide funds to pay the Company's expenses and to service the Company's debt. During 2024, Seacoast Bank distributed $59.6 million to the Company and, at December 31, 2024, is eligible to distribute dividends to the Company of approximately $188.9 million without prior regulatory approval. At December 31, 2024, the Company had cash and cash equivalents at the parent of $95.8 million, compared to $101.7 million at December 31, 2023.

The following table presents contractual obligations by remaining maturity. All deposits presented in the table with indeterminate maturities such as interest-bearing and noninterest-bearing demand deposits, savings accounts and money market accounts are presented as having a maturity of one year or less. The Company considers these low cost deposits to be its largest, most stable funding source, despite having no contracted maturity.

	December 31, 2024				
(In thousands)	Total	One Year or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years
Deposits	$ 12,242,427	$ 12,180,966	$ 57,104	$ 3,690	$ 667
Securities sold under agreements to repurchase	232,071	232,071	—	—	—
FHLB borrowings[1]	245,000	—	225,000	20,000	—
Long-term debt	106,966	—	—	—	106,966
Operating leases	51,236	10,211	17,026	11,688	12,311
Total	$ 12,877,700	$ 12,423,248	$ 299,130	$ 35,378	$ 119,944

[1]*Callable advance structure which, as of December 31, 2024, may be called at three month intervals with a maturity of up to five years.*

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Deposits and Borrowings

The following table details the Company's customer relationship funding as of:

(In thousands, except percentages)	December 31, 2024	December 31, 2023
Noninterest demand	$ 3,352,372	$ 3,544,981
Interest-bearing demand	2,667,843	2,790,210
Money market	4,086,362	3,314,288
Savings	519,977	651,454
Time deposits	1,371,522	1,353,655
Brokered time certificates	244,351	122,347
Total deposits	$ 12,242,427	$ 11,776,935
Securities sold under agreements to repurchase	232,071	374,573
Total customer funding[1]	$ 12,180,860	$ 12,029,161
Noninterest demand deposit mix	27%	30%

[1] *Total deposits and securities sold under agreements to repurchase, excluding brokered deposits. Securities sold under agreements to repurchase consists of customer sweep accounts.*

The Company benefits from a diverse and granular deposit base that serves as a significant source of strength. Total deposits increased $465.5 million, or 4%, to $12.2 billion at December 31, 2024 compared to December 31, 2023.

Noninterest demand deposits represented 27% of total deposits at December 31, 2024 compared to 30% at December 31, 2023 primarily driven by the higher interest rate environment driving a mix shift to money market products. Transaction account balances (noninterest demand and interest-bearing demand) represented 49% of total deposits at December 31, 2024, compared to 54% at December 31, 2023.

Time deposits over $250,000 were $549.9 million and $550.3 million at December 31, 2024 and December 31, 2023, respectively. The following table details the remaining maturities of time deposits of $250,000 and greater at December 31, 2024 and December 31, 2023:

(In thousands, except percentages)	December 31, 2024	% of Total	December 31, 2023	% of Total
Certificates of Deposit of $250,000 and Greater				
Maturity Group:				
Three months or less	$ 279,868	51%	$ 106,940	19%
Over three through six months	139,766	25	14,743	3
Over six through 12 months	125,895	23	381,922	69
Over 12 months	4,405	1	46,657	9
Total Certificates of Deposit of $250,000 and Greater	$ 549,934	100%	$ 550,262	100%

Customer repurchase agreements totaled $232.1 million at December 31, 2024, decreasing $142.5 million, or 38%, from December 31, 2023. Repurchase agreements are offered by Seacoast to select customers who wish to sweep excess balances on a daily basis for investment purposes.

At December 31, 2024 and December 31, 2023, long-term debt included $72.5 million and $72.2 million, respectively, related to trust preferred securities issued by trusts organized or acquired by the Company. At December 31, 2024, the average interest rate in effect on our outstanding subordinated debt related to trust preferred securities was 6.34%, compared to 7.34% at December 31, 2023. The acquired junior subordinated debentures were recorded at fair value, which collectively was $2.8 million lower than face value at December 31, 2024. This amount is being amortized into interest expense over the acquired subordinated debts' remaining term to maturity. All trust preferred securities are guaranteed by the Company on a junior subordinated basis.

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Under Basel III and FRB rules, qualified trust preferred securities and other restricted capital elements can be included as Tier 1 capital, within limitations. The Company believes that its trust preferred securities qualify under these capital rules. In 2022, the Company acquired $12.3 million in senior debt through the acquisition of Apollo. Contractual interest is paid on a semiannual basis at a fixed rate of 5.50% until October 30, 2025, at which point the rate converts to a floating rate of 3-month SOFR plus 533 basis points until maturity in 2030. The debt was recorded at fair value, resulting in a $0.4 million premium that is being amortized into interest expense over the remaining term to maturity. In 2023, the Company acquired $25.0 million in subordinated debt through the acquisition of Professional that qualifies as Tier 2 Capital. Contractual interest is paid on a semiannual basis at a fixed interest rate of 3.375% until January 30, 2027, at which point the rate converts to a 3-month SOFR rate plus 203 basis points paid quarterly until maturity in 2032. The debt was recorded at fair value, resulting in a $3.9 million discount that is being accreted into interest expense over the remaining term to maturity. FHLB advances totaled $245.0 million at December 31, 2024 with a weighted-average interest rate of 4.19%, compared to $50.0 million at December 31, 2023 with an interest rate of 3.23%. See “Note 9 - Borrowings” to the Company's consolidated financial statements for more detailed information pertaining to borrowings. Off-Balance Sheet Transactions In the normal course of business, the Company may engage in a variety of financial transactions that, under GAAP, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. Lending commitments include unfunded loan commitments and standby and commercial letters of credit. For loan commitments, the contractual amount of a commitment represents the maximum potential credit risk that could result if the entire commitment had been funded, the borrower had not performed according to the terms of the contract, and no collateral had been provided. A large majority of loan commitments and standby letters of credit expire without being funded, and accordingly, total contractual amounts are not representative of our actual future credit exposure or liquidity requirements. Loan commitments and letters of credit expose the Company to credit risk in the event that the customer draws on the commitment and subsequently fails to perform under the terms of the lending agreement. For commercial customers, loan commitments generally take the form of revolving credit arrangements. For retail customers, loan commitments generally are lines of credit secured by residential property. These instruments are not recorded on the balance sheet until funds are advanced under the commitment. Unfunded commitments to extend credit were $2.9 billion at December 31, 2024, and $2.7 billion at December 31, 2023 (see “Note 15 - Contingent Liabilities and Commitments with Off- Balance Sheet Risk” to the Company’s consolidated financial statements). In the normal course of business, the Company and Seacoast Bank enter into agreements, or are subject to regulatory agreements that result in cash, debt and dividend restrictions. A summary of the most restrictive items follows: Seacoast Bank may be required to maintain reserve balances with the Federal Reserve Bank. There was no reserve requirement at December 31, 2024 or December 31, 2023. Under FRB regulation, Seacoast Bank is limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 2024, the maximum amount available for transfer from Seacoast Bank to the Company in the form of loans approximated $185.2 million, if the Company has sufficient acceptable collateral. There were no loans made to affiliates during the periods ending December 31, 2024 and 2023. Capital Resources and Management The Company's equity capital at December 31, 2024 increased $75.2 million, or 3.6%, from December 31, 2023, to $2.2 billion. Changes in equity included increases from net income of $121.0 million, partially offset by the issuance of cash dividends on common stock totaling $61.6 million. The ratio of shareholders’ equity to period end total assets was 14.39% and 14.46% at December 31, 2024 and December 31, 2023, respectively. The ratio of tangible shareholders’ equity to tangible assets was 9.60% and 9.31% at December 31, 2024 and December 31, 2023, respectively. 52

Activity in shareholders’ equity for the years ended December 31, 2024 and December 31, 2023 follows: For the Year Ended December 31, (In thousands) 2024 2023 Beginning balance at January 1, 2024 and 2023 $ 2,108,086 $ 1,607,775 Net income 120,986 104,033 Stock-based compensation expense 13,744 13,440 Common stock transactions related to stock-based employee benefit plans 945 5,100 Issuance of common stock and conversion of options pursuant to acquisition — 421,042 Repurchase of common stock (880) (10,868) Dividends on common stock ($0.72 per share and $0.71 per share, respectively) (61,649) (60,591) Change in accumulated other comprehensive income 2,011 28,155 Ending balance at December 31, 2024 and 2023 $ 2,183,243 $ 2,108,086 At December 31, 2024, capital ratios for Seacoast and Seacoast Bank are well above regulatory requirements for well- capitalized institutions. Management’s use of risk-based capital ratios in its analysis of the Company’s capital adequacy are not GAAP financial measures. Seacoast’s management uses these measures to assess the quality of capital and believes that investors may find it useful in their analysis of the Company. The capital measures are not necessarily comparable to similar capital measures that may be presented by other companies and Seacoast does not nor should investors consider such non- GAAP financial measures in isolation from, or as a substitute for GAAP financial information (see “Note 13 - Regulatory Capital”). Seacoast (Consolidated) Seacoast Bank Minimum to be Well-Capitalized1 Total Risk-Based Capital Ratio 16.18% 15.30% 10.00% Tier 1 Capital Ratio 14.81 14.13 8.00 CET1 Ratio 14.15 14.13 6.50 Leverage Ratio 11.19 10.66 5.00 1For subsidiary bank only. The Company’s total risk-based capital ratio was 16.18% at December 31, 2024, an increase from 15.92% at December 31, 2023. As of December 31, 2024, the Bank’s leverage ratio (Tier 1 capital to adjusted total assets) was 10.66%, compared to 10.32% at December 31, 2023, well above the minimum to be well-capitalized under regulatory guidelines. 53

The following table shows the components of regulatory capital to calculate regulatory capital ratios. December 31, (In thousands, except percentages) 2024 2023 Common Stock $ 8,628 $ 8,486 Additional paid-in capital 1,824,935 1,808,883 Retained earnings 526,642 467,305 Treasury stock (19,095) (16,710) Less: Goodwill (732,417) (732,417) Less: Intangibles (71,723) (95,645) Other1 24,355 53,597 Common equity tier 1 capital $ 1,561,325 $ 1,493,499 Qualifying Trust Preferred Debt $ 72,488 $ 72,207 Other 6 4 Tier 1 capital $ 1,633,819 $ 1,565,710 Allowance for credit losses on loans1, as limited $ 129,465 $ 126,553 Qualifying subordinated debt 21,963 21,534 Tier 2 capital 151,428 148,087 Total capital $ 1,785,247 $ 1,713,797 Risk-weighted assets $ 11,032,279 $ 10,766,942 CET1 ratio 14.15% 13.87% Regulatory minimum2 4.50 4.50 Tier 1 capital ratio 14.81 14.54 Regulatory minimum2 6.00 6.00 Total capital ratio 16.18 15.92 Regulatory minimum2 8.00 8.00 Tier 1 capital to adjusted total assets 11.19 11.00 Regulatory minimum 4.00 4.00 Shareholders' equity to assets 14.39 14.46 Average shareholders' equity to average total assets 14.41 13.85 Tangible shareholders' equity to tangible assets 9.60 9.31 1Upon adoption of the CECL accounting standard in 2020, the Company elected, in accordance with interagency guidance, to delay the estimated impact on regulatory capital resulting from the implementation of CECL. The guidance provides banks the option to delay for two years an estimate of CECL’s effect on regulatory capital, relative to the incurred loss methodology’s effect on regulatory capital, followed by a three-year transition period (five-year transition option). As of December 31, 2024 and 2023, the adjustment to Tier 1 Capital was $6.2 million and $12.3 million, respectively, and the adjustment to Tier 2 Capital was $7.5 million and $15.1 million, respectively. 2Excludes the Basel III capital conservation buffer of 2.5% which, if not exceeded, may constrain dividends, equity repurchases and compensation. 54

The Company and Seacoast Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice. The Company is a legal entity separate and distinct from Seacoast Bank and its other subsidiaries, and the Company’s primary source of cash and liquidity, other than securities offerings and borrowings, is dividends from its bank subsidiary. Seacoast Bank can pay up to $188.9 million of dividends to the Company without OCC approval (see “Part I. Item 1. Business”). The OCC and the FRB have policies that encourage banks and bank holding companies to pay dividends from current earnings, and have the general authority to limit the dividends paid by national banks and bank holding companies, respectively, if such payment may be deemed to constitute an unsafe or unsound practice. If, in the particular circumstances, either of these federal regulators determined that the payment of dividends would constitute an unsafe or unsound banking practice, either the OCC or the FRB may, among other things, issue a cease and desist order prohibiting the payment of dividends by Seacoast Bank or us, respectively. The Board of Directors of a bank holding company must consider different factors to ensure that its dividend level, if any, is prudent relative to the organization’s financial position and is not based on overly optimistic earnings scenarios such as any potential events that may occur before the payment date that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the FRB has indicated that the Board of Directors of a bank holding company, such as Seacoast, should consult with the FRB and eliminate, defer, or significantly reduce the bank holding company’s dividends if: (i) its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Company has paid quarterly dividends since the second quarter of 2021. Whether the Company continues to pay quarterly dividends and the amount of any such dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, and other factors that the Board of Directors may deem relevant. The Company has seven wholly owned trust subsidiaries that have issued trust preferred stock. Trust preferred securities from acquisitions were recorded at fair value when acquired. All trust preferred securities are guaranteed by the Company on a junior subordinated basis. The FRB’s rules permit qualified trust preferred securities and other restricted capital elements to be included under Basel III capital guidelines, with limitations, and net of goodwill and intangibles. The Company believes that its trust preferred securities qualify under these revised regulatory capital rules and believes that it can treat all its trust preferred securities as Tier 1 capital. For regulatory purposes, the trust preferred securities are added to the Company’s tangible common shareholders’ equity to calculate Tier 1 capital. Critical Accounting Policies and Estimates The Company’s consolidated financial statements are prepared in accordance with GAAP, including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments in the application of certain of its accounting policies that involve significant estimates and assumptions. The Company has established policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time and the use of revised estimates and assumptions could materially affect amounts reported in subsequent financial statements. Management, after consultation with the Company’s Audit Committee, believes the most critical accounting estimates and assumptions that involve the most difficult, subjective and complex assessments are: • the allowance and the provision for credit losses; • acquisition accounting and purchased loans; • intangible assets and impairment testing, and; • fair value of financial instruments The following is a discussion of the critical accounting policies intended to facilitate a reader’s understanding of the judgments, estimates and assumptions underlying these accounting policies and the possible or likely events or uncertainties known to the Company that could have a material effect on reported financial information. For more information regarding management’s 55 judgments relating to significant accounting policies and recent accounting pronouncements, see “Note 1 – Significant Accounting Policies” to the Company’s consolidated financial statements. Allowance for Credit Losses The Allowance for Credit Losses (ACL) represents management’s best estimate of expected future credit losses related to the loan portfolio at the balance sheet date. The estimate of the ACL requires significant judgment and is based on a variety of factors. Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Economic forecast data is sourced from Moody’s Analytics, a firm widely recognized for its research, analysis, and economic forecasts. The forecast may utilize one scenario or a composite of scenarios based on management's judgment and expectations around the current and future macroeconomic outlook. The forecasts of future economic conditions are over a period that has been deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments. One of the most significant judgments in estimating the Allowance for credit losses relates to the macroeconomic forecasts. As of December 31, 2024, the Company utilized a blend of Moody’s most recent “U.S. Macroeconomic Outlook Baseline” (Baseline), “Alternative Scenario 1 – Upside- 10th Percentile” (S1), and “Alternative Scenario 3 - Downside - 90th Percentile” (S3) scenarios. The weighting applied in the December 31, 2024 analysis reflects an improvement in the economic outlook as compared to December 31, 2023, and considers the anticipated actions taken by the FRB with regard to monetary policy and interest rates and the potential impact of those actions. The forecasted credit losses incorporate numerous macroeconomic variables, although specific variables have a greater impact on the outcome than others. Specifically, changes in expectations indicated by the Commercial Real Estate Price Index have the most significant impact on the estimate of expected losses for commercial real estate non-owner-occupied loans and construction and land development loans, the housing price index is the economic forecast variable most significantly impacting the estimate of expected losses for residential loans, and the unemployment rate is a significant contributor to commercial and consumer loans. Management considers a range of macroeconomic forecast data in connection with the allowance estimation process. It is difficult to estimate how potential changes in any one economic factor might affect the overall allowance because a wide variety of factors and inputs are considered in the allowance estimate. Changes in the factors and inputs may not occur at the same rate and may not be consistent across all product types. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others. Under the range of scenarios considered as of December 31, 2024, use of solely Moody’s S3 downside scenario would have resulted in an increase to the modeled allowance results of approximately $66 million or 66 basis points. This estimate reflects the sensitivity of the modeled allowance estimate to macroeconomic forecast data but does not consider other qualitative adjustments that could increase or decrease modeled loss estimates calculated using this alternative economic scenario. Seacoast conducted an additional sensitivity by increasing loss sensitivities by 5% and 10% to each of the loan pools. Estimated credit losses increased by $6 million and $11 million, respectively, from the probability weighted model outcomes, but does not consider other qualitative adjustments that could increase or decrease modeled loss estimates. Changes in the loss assumptions and forecasts of economic conditions could significantly affect the Company’s estimate of expected credit losses at the balance sheet date or lead to significant changes in the estimate from one reporting period to the next. Qualitative adjustments may be made to modeled reserves based on an assessment of internal and external influences on credit quality not fully reflected in the quantitative components of the allowance model. These influences may include elements such as changes in concentration, macroeconomic conditions, recent observable asset quality trends, staff turnover, regional market conditions, employment levels, model risk, and loan growth. For additional information regarding the Company's methodology for calculating the Allowance for Credit Losses, see Note 1 – Significant Accounting Policies and Note 5 – Allowance for Credit Losses in the Notes to the Consolidated Financial Statements. Acquisition Accounting and Purchased Loans The Company accounts for acquisitions using the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. All loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC Topic 820, Fair Value Measurement. The fair value estimates associated with the loans include estimates related to expected prepayments and the amount and timing of expected principal, interest and other cash flows. Loans are identified as PCD when they have experienced more-than-insignificant deterioration in credit quality since origination. An 56 allowance for expected credit losses on PCD loans is recorded at the date of acquisition through an adjustment to the loans’ amortized cost basis. In contrast, expected credit losses on loans not considered PCD are recognized through the provision for credit losses at the date of acquisition. The non-credit discount or premium related to PCD loans and the fair value adjustment on non-PCD loans are amortized or accreted to Interest and fees on loans over the contractual life of the loans using the effective interest method. In the event of prepayment, unamortized discounts or premiums are recognized in Interest and fees on loans. Fair value estimates for acquired assets and assumed liabilities are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. Intangible Assets and Impairment Testing Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The core deposit intangible, which is the majority of the remaining intangible asset balance, represents the excess intangible value of acquired deposit customer relationships. Core deposit intangibles are amortized using an amortization method that reflects the expected value over time, and are evaluated for indications of potential impairment at least annually. Goodwill is not amortized but rather is evaluated for impairment on at least an annual basis. We performed an annual impairment test of goodwill in the fourth quarter of 2024 and concluded that no impairment existed. Fair Value of Financial Instruments AFS securities AFS securities are measured at fair value on a recurring basis based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flow analyses, using observable market data where available. The fair value of AFS securities is based upon pricing obtained from third party pricing services. Based on internal review procedures and the fair values provided by the pricing services, the Company believes that the fair values provided by the pricing services are consistent with the principles of ASC Topic 820, Fair Value Measurement. On occasion, pricing provided by the pricing services may not be consistent with other observed prices in the market for similar securities. Using observable market factors, including interest rate and yield curves, volatilities, prepayment speeds, loss severities and default rates, the Company may at times validate the observed prices using a discounted cash flow model and using the observed prices for similar securities to determine the fair value of its securities. Seacoast analyzes AFS debt securities quarterly for credit losses utilizing both quantitative and qualitative assessments to determine if a security has a credit loss. Quantitative assessments are based on a discounted cash flow method. Qualitative assessments consider a range of factors including: rating downgrades, subordination, amortized loan-to-value, and the ability of the issuers to pay all amounts due in accordance with the contractual terms. For AFS securities, if any portion of the decline in fair value is related to credit, the amount of allowance is determined as the portion related to credit, limited to the difference between the amortized cost basis and the fair value of the security. If the Company has the intent to sell or believes it is more likely than not that it will be required to sell an impaired AFS security before recovery of the amortized cost basis, the credit loss is recorded as a direct write-down of the amortized cost basis. Declines in the fair value of AFS securities that are not considered credit related are recognized in "Accumulated Other Comprehensive Income" on the Company’s Consolidated Balance Sheet. Derivatives The Company enters into derivative contracts, including interest rate swaps, to meet the needs of customers who request such services and to manage the Company's interest rate risk. The fair value of these derivatives is based on a discounted cash flow approach and is based upon the estimated amount the Company would receive or pay to terminate the instruments, taking into account current interest rates and, when appropriate, the current credit worthiness of the counterparties. For additional information regarding the Company's derivatives see Note 6 – Derivatives. 57

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

Fluctuations in interest rates may result in changes in the fair value of the Company’s financial instruments, cash flows and net interest income. This risk is managed using simulation modeling to calculate the most likely interest rate risk utilizing estimated loan and deposit growth. The objective is to optimize the Company’s financial position, liquidity, and net interest income while limiting volatility.

Senior management regularly reviews the overall interest rate risk position and evaluates strategies to manage the risk. The Company's ALCO uses simulation analysis to monitor changes in net interest income due to changes in market interest rates. The simulation of rising, declining and flat interest rate scenarios allows management to monitor and adjust interest rate sensitivity to assess the impact of market interest rate swings. The analysis of the impact on net interest income over a twelve-month period is subjected to instantaneous changes in market rates and is monitored at least quarterly.

The following table presents the ALCO simulation model's projected impact of a change in interest rates on the projected baseline net interest income for the 12 and 24 month periods beginning on January 1, 2025, holding all balances on the balance sheet static. It is important to note that the results in the table below assume parallel shifts in the yield curve and do not take into account changes in the slope of the yield curve nor changes in balance sheet size or mix.

	% Change in Projected Baseline Net Interest Income	
	December 31, 2024	
Change in Interest Rates	1-12 months	13-24 months
+3.00%	(16.6)	(12.8)
+2.00%	(10.8)	(8.0)
+1.00%	(5.1)	(3.6)
Current	—	—
-1.00%	3.6	1.6
-2.00%	6.9	2.0
-3.00%	10.3	2.8

The computations of interest rate risk do not necessarily include certain actions management may undertake to manage this risk in response to changes in interest rates. Management may adjust asset or liability pricing or structure in order to manage interest rate risk through an interest rate cycle. This may include the use of investment portfolio purchases or sales or the use of derivative financial instruments, such as interest rate swaps, options, caps, floors, futures or forward contracts.

The Company's calculation of interest rate sensitivity for the year ended December 31, 2024 is presented below. The balances of interest rate sensitive assets and liabilities are presented in the periods in which they reprice to market rates or mature. The amounts are aggregated to reflect the interest rate sensitivity gap. This analysis includes assumptions for prepayments of loans and securities and assumptions for core deposit re-pricing.

The computations of interest rate sensitivity are based on the static balance sheet and do not necessarily include certain actions management may undertake to manage this risk in response to changes in interest rates in the future. This may include specific efforts to change the size of the balance sheet or the relative composition of fixed versus variable rate assets and liabilities as well as qualitative changes that could impact quantitative performance.

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Interest Rate Sensitivity Analysis[1]

(In thousands)	December 31, 2024 0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Federal funds sold and interest-bearing deposits	$ 313,617	$ —	$ —	$ —	$ 313,617
Debt securities[2]	514,492	197,741	912,776	1,236,720	2,861,729
Loans[3]	3,178,747	1,204,440	4,275,760	1,658,280	10,317,227
Other Assets	—	—	—	93,045	93,045
Earning assets	$ 4,006,856	$ 1,402,181	$ 5,188,536	$ 2,988,045	$ 13,585,618
Non-maturity deposits	5,018,117	329,910	270,478	1,655,677	7,274,182
Time deposits	771,897	782,670	60,647	659	1,615,873
Borrowings	327,331	12,515	225,000	19,191	584,037
Interest-bearing liabilities	$ 6,117,345	$ 1,125,095	$ 556,125	$ 1,675,527	$ 9,474,092
Interest rate swaps	800,000	(750,000)	(50,000)	—	—
Interest sensitivity gap	$(1,310,489)	$ (472,914)	$ 4,582,411	$ 1,312,518	$ 4,111,526
Cumulative gap	$(1,310,489)	$(1,783,403)	$ 2,799,008	$ 4,111,526	
Cumulative gap to total earning assets	(10%)	(13%)	21%	30%	
Earning assets to interest-bearing liabilities	65 %	125 %	933 %	178 %	

[1]The repricing dates may differ from contractual maturity dates for certain assets due to prepayment assumptions.

[2]Securities are stated at carrying value.

[3]Includes loans held for sale.

Market Risk

Market risk refers to potential losses arising from changes in interest rates, and other relevant market rates or prices.

Interest rate risk, defined as the exposure of net interest income and EVE to adverse movements in interest rates, is the Company's primary market risk, and mainly arises from the structure of the balance sheet (non-trading activities). The Company is also exposed to market risk in its investing activities. The ALCO meets regularly and is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The policies established by the ALCO are reviewed and approved by the Company's Board of Directors. The primary goal of interest rate risk management is to control exposure to interest rate risk, within policy limits approved by the Board of Directors. These limits reflect the Company's tolerance for interest rate risk over short-term and long-term horizons.

The Company also performs valuation analyses, which are used for evaluating levels of risk present in the balance sheet that might not be taken into account in the net interest income simulation analyses. Whereas net interest income simulation highlights exposures over a relatively short time horizon, valuation analysis incorporates all cash flows over the estimated remaining life of all balance sheet positions. The valuation of the balance sheet, at a point in time, is defined as the discounted present value of asset cash flows minus the discounted value of liability cash flows, the net result of which is the EVE. The sensitivity of EVE to changes in the level of interest rates is a measure of the longer-term re-pricing risks and options risks embedded in the balance sheet. In contrast to the net interest income simulation, which assumes interest rates will change over a period of time, EVE uses instantaneous changes in rates.

EVE values only the current balance sheet, and does not incorporate the growth assumptions that are used in the net interest income simulation model. As with the net interest income simulation model, assumptions about the timing and variability of balance sheet cash flows are critical in the EVE analysis. Particularly important are the assumptions driving prepayments and the expected changes in balances and pricing of the indeterminate life deposit portfolios. Core deposits are a more significant funding source for the Company, making the lives attached to core deposits more important to the accuracy of our modeling of EVE. The Company periodically reassesses its assumptions regarding the indeterminate lives of core deposits utilizing an independent third-party resource to assist.

59

The following table presents the projected impact of a change in interest rates on the balance sheet. This change in interest rates assumes parallel shifts in the yield curve and does not take into account changes in the slope of the yield curve. % Change in Economic Value of Equity Changes in Interest Rates December 31, 2024 +3.00% (26.1%) +2.00% (17.0) +1.00% (8.2) Current — -1.00% 6.8 -2.00% 12.4 -3.00% 16.1 While an instantaneous and severe shift in interest rates is used in this analysis, a gradual shift in interest rates would have a much more modest impact. Since EVE measures the discounted present value of cash flows over the estimated lives of instruments, the change in EVE does not directly correlate to the degree that earnings would be impacted over a shorter time horizon, i.e., the next fiscal year. Further, EVE does not take into account factors such as future balance sheet growth, changes in product mix, change in yield curve relationships, and changing product spreads that could mitigate the adverse impact of changes in interest rates. Effects of Inflation and Changing Prices The consolidated financial statements and related financial data presented herein have been prepared in accordance with U.S. GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the general level of inflation. However, inflation affects financial institutions by increasing their cost of goods and services purchased, as well as the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and shareholders’ equity. Mortgage origination and refinancing tends to slow as interest rates increase, and higher interest rates will likely reduce the Company’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market. Stock Performance Graph The line graph below compares the cumulative total stockholder return on Seacoast common stock with the cumulative total return of the NASDAQ Composite Index and the S&P U.S. BMI Banks - Southeast Region Index for the same period. The graph and table assume that $100 was invested on December 31, 2019 (the last day of trading for the year ended December 31, 2019) in each of Seacoast common stock, the NASDAQ Composite Index and the S&P U.S. BMI Banks - Southeast Region Index. The cumulative total return represents the change in stock price and the amount of dividends received over the period, assuming all dividends were reinvested. 60

Period Ending In de x V al ue Total Return Performance Seacoast Banking Corporation of Florida NASDAQ Composite Index S&P U.S. BMI Banks - Southeast Region Index 12/31/2019 12/31/2020 12/31/2021 12/31/2022 12/31/2023 12/31/2024 75 100 125 150 175 200 225 250 Index December 31, 2019 December 31, 2020 December 31, 2021 December 31, 2022 December 31, 2023 December 31, 2024 Seacoast Banking Corporation of Florida 100.00 96.34 117.13 105.30 99.02 98.54 NASDAQ Composite Index 100.00 144.92 177.06 119.45 172.77 223.87 S&P U.S. BMI Banks - Southeast Region Index 100.00 89.66 128.06 104.16 107.45 139.40 Source: S&P Global Market Intelligence © 2025 61

SELECTED QUARTERLY INFORMATION
QUARTERLY CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

	2024 Quarters				2023 Quarters			
(In thousands, except per share data)	**Fourth**	**Third**	**Second**	**First**	**Fourth**	**Third**	**Second**	**First**
Net interest income:								
Interest income	$185,930	$184,115	$179,808	$175,706	$176,855	$179,846	$174,283	$157,991
Interest expense	70,126	77,450	75,384	70,628	66,036	60,540	47,320	26,839
Net interest income	115,804	106,665	104,424	105,078	110,819	119,306	126,963	131,152
Provision for credit losses	3,699	6,273	4,918	1,368	3,990	2,694	(764)	31,598
Net interest income after provision for credit losses on loans	112,105	100,392	99,506	103,710	106,829	116,612	127,727	99,554
Noninterest income:								
Service charges on deposit accounts	5,138	5,412	5,342	4,960	4,828	4,648	4,560	4,242
Interchange income	1,860	1,911	1,940	1,888	2,433	1,684	5,066	4,694
Wealth management income	4,019	3,843	3,766	3,540	3,261	3,138	3,318	3,063
Mortgage banking fees	326	485	582	381	378	410	576	426
Insurance agency income	1,151	1,399	1,355	1,291	1,066	1,183	1,160	1,101
BOLI income	2,627	2,578	2,596	2,264	2,220	2,197	2,068	1,916
Other income	10,335	7,864	6,647	5,944	5,589	4,920	5,004	6,896
Securities (losses) gains, net	(8,388)	187	(44)	229	(2,437)	(387)	(176)	107
Total noninterest income	17,068	23,679	22,184	20,497	17,338	17,793	21,576	22,445
Noninterest expenses:								
Salaries and wages	42,378	40,697	38,937	40,304	38,435	46,431	45,155	47,616
Employee benefits	6,548	6,955	6,861	7,889	6,678	7,206	7,472	8,562
Outsourced data processing costs	8,307	8,003	8,210	12,118	8,609	8,714	20,222	14,553
Occupancy	7,234	7,096	7,180	8,037	7,512	7,758	8,583	8,019
Furniture and equipment	2,004	2,060	1,956	2,011	2,028	2,052	2,345	2,267
Marketing	2,126	2,729	3,266	2,655	2,995	1,876	2,047	2,238
Legal and professional fees	2,807	2,708	1,982	2,151	3,294	2,679	4,062	7,479
FDIC assessments	2,274	1,882	2,131	2,158	2,813	2,258	2,116	1,443
Amortization of intangibles	5,587	6,002	6,003	6,292	6,888	7,457	7,654	6,727
Other real estate owned expense and net loss (gain) on sale	84	491	(109)	(26)	573	274	(57)	195
Provision for credit losses on unfunded commitments	250	250	251	250	—	—	—	1,239
Other	5,976	5,945	5,869	6,532	6,542	7,210	8,266	7,137
Total noninterest expenses	85,575	84,818	82,537	90,371	86,367	93,915	107,865	107,475
Income before income taxes	43,598	39,253	39,153	33,836	37,800	40,490	41,438	14,524
Provision for income taxes	9,513	8,602	8,909	7,830	8,257	9,076	10,189	2,697
Net income	$ 34,085	$ 30,651	$ 30,244	$ 26,006	$ 29,543	$ 31,414	$ 31,249	$ 11,827
Per Common Share Data								
Net income diluted	$ 0.40	$ 0.36	$ 0.36	$ 0.31	$ 0.35	$ 0.37	$ 0.37	$ 0.15
Net income basic	0.40	0.36	0.36	0.31	0.35	0.37	0.37	0.15

62

Cash dividends declared: Common stock $ 0.18 $ 0.18 $ 0.18 $ 0.18 $ 0.18 $ 0.18 $ 0.18 $ 0.17 Market price common stock: Low close 25.42 22.70 21.59 22.93 19.59 21.51 18.83 21.31 High close 30.71 28.33 24.25 27.28 29.28 27.01 23.85 33.50 Bid price at end of period 27.53 26.49 23.33 24.86 28.46 21.82 21.78 23.18 2024 Quarters 2023 Quarters (In thousands, except per share data) Fourth Third Second First Fourth Third Second First 63

Item 8. Financial Statements and Supplementary Data REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Shareholders and the Board of Directors of Seacoast Banking Corporation of Florida Stuart, Florida Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Seacoast Banking Corporation of Florida (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO. Basis for Opinions The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. 64

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Allowance and Provision for Credit Losses on Loans The allowance for credit losses (the “ACL”) is an accounting estimate of expected credit losses over the contractual term of loans carried at amortized cost as described in Notes 1 and 5 of the consolidated financial statements. The Company's loan portfolio, which is measured at amortized cost, is required to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company estimates expected credit losses for loans at the individual loan level using a discounted cash flow methodology for its commercial loans and using a loss rate methodology for its consumer loans. Expected losses are estimated using a blend of forecast scenarios. Specifically, the forecast scenarios selected were the “U.S. Macroeconomic Outlook Baseline”, "Alternative Scenario 1 - Upside - 10th Percentile" and "Alternative Scenario 3 - Downside - 90th Percentile” scenarios. The forecasted credit losses also incorporate macroeconomic variables such as changes in expectations indicated by the commercial real estate price index, changes in the housing price index, and changes in the unemployment rate. The forecasts of future economic conditions are over a period that the Company has deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments. The Company may incorporate qualitative adjustments to modeled reserves based on an assessment of internal and external influences on credit quality not fully reflected in the quantitative components of the allowance model. These influences may include elements such as changes in concentration, macroeconomic conditions, recent observable asset quality trends, staff turnover, regional market conditions, employment levels, model risk, and loan growth. A significant amount of judgment was required when assessing the conceptual design and statistical methodology of the employed model and whether the model was relevant to the Company’s loan portfolio and suitable for use in the Company’s estimation process, which in turn involved especially complex and subjective judgment. The Company’s discounted cash flow methodology includes probability of default (“PD”) and loss given default (“LGD”) assumptions that required assessing the conceptual soundness and reasonableness of those assumptions. We utilized Crowe LLP employed valuation specialists (“Crowe VS”) to evaluate the soundness of the model’s methodology, conceptual design, and applicability to the Company. Crowe VS also performed procedures to assess the relationships between the Company’s PD and LGD rates and model rates. The principal considerations resulting in our determination included the following: • Significant auditor judgment in evaluating the selection and application of the reasonable and supportable forecasts of economic variables and reasonableness of other model assumptions, including the need to involve Crowe VS. • Significant auditor effort in evaluating probability-weighted forecast scenarios with PD and LGD assumptions that involved the use of management judgment and a high degree of auditor judgment. • Significant audit effort related to testing the completeness and accuracy of internal data used and evaluating the relevance and reliability of proxy loan information. The primary procedures performed to address the critical audit matter included: • Testing the effectiveness of controls over the completeness and accuracy of internal data inputs, including loan segmentation data used in the development of PD and LGD assumptions, and the relevance and reliability of third- party data used in the computation. • Testing the effectiveness of management’s internal controls over the Company’s significant model methods, assumptions and judgments, including qualitative adjustments and information systems. 65

• Testing the effectiveness of controls over the Company’s preparation and review of the allowance for credit losses calculation, including the reasonableness of management's judgments over the economic scenarios selected and weightings applied. • With the assistance of Crowe VS, evaluating the relevance and reliability of third-party data used in management’s methodology. • Substantively testing the completeness and accuracy of internal loan level data used, loan segmentation, the relevance and reliability of third-party data used for qualitative factors, and management’s judgments and assumptions for reasonableness. • Substantive univariate directionality testing with the assistance of Crowe VS and other substantive analytical procedures to test significant assumptions made by management and testing the process of management’s assessment for the incorporation of qualitative adjustments. • Evaluating management’s judgments in the selection and application of reasonable and supportable forecasts, and the reasonableness of forecasted economic scenarios provided by a third-party, assisted by Crowe VS. /s/ Crowe LLP We have served as the Company's auditor since 2014. Fort Lauderdale, Florida February 25, 2025 66

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Interest Income Interest and dividends on securities Taxable $ 99,456 $ 82,926 $ 56,611 Nontaxable 135 354 546 Interest and fees on loans 597,366 581,105 315,717 Interest on interest-bearing deposits and other investments 28,602 24,590 7,620 Total Interest Income 725,559 688,975 380,494 Interest Expense Interest on deposits 198,210 126,535 7,318 Interest on time certificates 70,777 52,254 2,642 Interest on securities sold under agreement to repurchase 9,390 8,323 986 Interest on FHLB borrowings 7,726 6,378 330 Interest on long-term debt 7,485 7,245 3,056 Total Interest Expense 293,588 200,735 14,332 Net Interest Income 431,971 488,240 366,162 Provision for credit losses 16,258 37,518 26,183 Net Interest Income After Provision for Credit Losses 415,713 450,722 339,979 Noninterest income: Service charges on deposit accounts 20,852 18,278 13,709 Interchange income 7,599 13,877 17,171 Wealth management income 15,168 12,780 11,051 Mortgage banking fees 1,774 1,790 3,478 Insurance agency income 5,196 4,510 805 BOLI income 10,065 8,401 5,572 Other 30,790 22,409 15,401 91,444 82,045 67,187 Securities losses, net (includes net losses of $12.0 million for 2024, $2.9 million for 2023 and $0 for 2022 in other comprehensive income reclassifications) (8,016) (2,893) (1,096) Total Noninterest Income 83,428 79,152 66,091 Noninterest expense: Salaries and wages 162,316 177,637 130,100 Employee benefits 28,253 29,918 19,026 Outsourced data processing costs 36,638 52,098 27,510 Occupancy 29,547 31,872 22,338 Furniture and equipment 8,031 8,692 6,420 Marketing 10,776 9,156 6,286 Legal and professional fees 9,648 17,514 20,703 FDIC assessments 8,445 8,630 3,137 Amortization of intangibles 23,884 28,726 9,101 Other real estate owned expense and net loss (gain) on sale 440 985 (1,534) Provision for credit losses on unfunded commitments 1,001 1,239 1,157 Other 24,322 29,155 23,690 For the Year Ended December 31, (In thousands, except per share data) 2024 2023 2022 67

Total Noninterest Expense 343,301 395,622 267,934 Income Before Income Taxes 155,840 134,252 138,136 Provision for income tax expense 34,854 30,219 31,629 Net Income $ 120,986 $ 104,033 $ 106,507 Per share data Net income per share of common stock Diluted $ 1.42 $ 1.23 $ 1.66 Basic 1.43 1.24 1.67 Average common shares outstanding Diluted 85,040 84,329 64,264 Basic 84,367 83,800 63,707 For the Year Ended December 31, (In thousands, except per share data) 2024 2023 2022 See notes to consolidated financial statements. 68

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the Year Ended December 31, (In thousands) 2024 2023 2022 Net Income $ 120,986 $ 104,033 $ 106,507 Other comprehensive income (loss): Unrealized (losses) gains on available-for-sale securities, net of tax benefit of $1.7 million in 2024, tax expense of $7.7 million in 2023, and tax benefit of $57.1 million in 2022 $ (4,913) $ 23,645 $ (181,096) Amortization of unrealized gains on securities transferred to held-to- maturity, net of tax benefit of $14 thousand in 2024, $13 thousand in 2023, and $7 thousand in 2022 (42) (42) (20) Reclassification adjustment for losses included in net income, net of tax benefit of $3.0 million in 2024 and tax benefit of $0.7 million in 2023 8,971 2,191 — Unrealized (losses) gains on derivatives designated as fair value hedges, net of reclassifications to income, net of tax benefit of $0.7 million in 2024 and tax expense of $0.7 million in 2023 (2,005) 1,971 — Unrealized gains on derivatives designated as cash flow hedges, net of reclassifications to income, net of tax expense of $0.1 million in 2023 and tax expense of $26 thousand in 2022 — 390 77 Total other comprehensive income (loss) $ 2,011 $ 28,155 $ (181,039) Comprehensive Income (Loss) $ 122,997 $ 132,188 $ (74,532) See notes to consolidated financial statements. 69

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS Assets Cash and due from banks $ 171,615 $ 167,511 Interest-bearing deposits with other banks 304,992 279,671 Total cash and cash equivalents 476,607 447,182 Time deposits with other banks 3,215 5,857 Debt securities: Securities available-for-sale (at fair value) 2,226,543 1,836,020 Securities held-to-maturity (fair value $507.6 million in 2024 and $558.4 million in 2023) 635,186 680,313 Total debt securities 2,861,729 2,516,333 Loans held for sale 17,277 4,391 Loans 10,299,950 10,062,940 Allowance for credit losses (138,055) (148,931) Loans, net of allowance for credit losses 10,161,895 9,914,009 Bank premises and equipment, net 107,555 113,304 Other real estate owned 6,421 7,560 Goodwill 732,417 732,417 Other intangible assets, net 71,723 95,645 Bank owned life insurance 308,995 298,974 Net deferred tax assets 102,989 113,232 Other assets 325,485 331,345 Total Assets $ 15,176,308 $ 14,580,249 Liabilities Deposits: Noninterest demand $ 3,352,372 $ 3,544,981 Interest-bearing demand 2,667,843 2,790,210 Savings 519,977 651,454 Money market 4,086,362 3,314,288 Other time deposits 821,588 803,393 Brokered time certificates 244,351 122,347 Time certificates of more than $250,000 549,934 550,262 Total Deposits $ 12,242,427 $ 11,776,935 Securities sold under agreements to repurchase, maturing within 30 days 232,071 374,573 FHLB borrowings 245,000 50,000 Long-term debt, net 106,966 106,302 Other liabilities 166,601 164,353 Total Liabilities $ 12,993,065 $ 12,472,163 Commitments and Contingencies (See “Note 9 - Borrowings” and “Note 15 - Contingent Liabilities and Commitments with Off-Balance Sheet Risk”) Shareholders' Equity Common stock, par value $0.10 per share authorized 120,000,000 shares, issued 86,284,017 and outstanding 85,567,712 shares in 2024 and authorized 120,000,000 shares, issued 85,480,183 and outstanding 84,861,498 shares in 2023 8,628 8,486 December 31, (In thousands, except share data) 2024 2023 70

Additional paid-in capital 1,824,935 1,808,883 Retained earnings 526,642 467,305 Treasury stock (716,305 shares in 2024 and 618,685 shares in 2023), at cost (19,095) (16,710) 2,341,110 2,267,964 Accumulated other comprehensive loss, net (157,867) (159,878) Total Shareholders' Equity $ 2,183,243 $ 2,108,086 Total Liabilities & Shareholders' Equity $ 15,176,308 $ 14,580,249 December 31, (In thousands, except share data) 2024 2023 See notes to consolidated financial statements. 71

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS Cash Flows From Operating Activities Net income $ 120,986 $ 104,033 $ 106,507 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 8,609 8,245 6,115 (Accretion of discounts) and amortization of premiums on securities, net (2,963) (949) 576 Amortization of operating lease right-of-use assets 8,221 8,053 6,485 Other amortization and accretion, net 2,379 (15,875) (1,967) Stock based compensation 13,744 13,440 11,155 Origination of loans designated for sale (95,420) (113,151) (186,504) Sale of loans designated for sale 99,548 116,563 221,199 Provision for credit losses 16,258 37,518 26,183 Deferred income taxes 9,552 9,442 (10,398) Losses on securities 8,016 2,935 — Gains on sale of loans (5,499) (4,211) (5,687) Losses (gains) on sale and write-downs of other real estate owned 134 450 (1,749) Losses on disposition of fixed assets and write-downs upon transfer of bank premises to other real estate owned 291 1,842 1,394 Changes in operating assets and liabilities, net of effects from acquired companies: Net (increase) decrease in other assets (5,759) (8,967) 508 Net increase (decrease) in other liabilities 1,805 (8,755) 22,042 Net cash provided by operating activities 179,902 150,613 195,859 Cash Flows From Investing Activities Maturities and repayments of debt securities available-for-sale 382,683 220,114 270,785 Maturities and repayments of debt securities held-to-maturity 45,257 69,471 96,925 Proceeds from sale of debt securities available-for-sale 216,983 113,400 515,183 Purchases of debt securities available-for-sale (993,920) (100,873) (693,625) Purchases of debt securities held-to-maturity — — (206,065) Maturities and redemptions of time deposits with other banks 6,124 1,984 3,237 Purchases of time deposits with other banks (3,482) (4,605) — Net new loans and principal repayments (243,757) 110,665 (513,343) Purchases of loans held for investment (44,556) — (111,292) Proceeds from the sale of loans held for investment 34,399 — — Proceeds from the sale of other real estate owned 2,841 577 15,951 Additions to other real estate owned — — (591) Proceeds from sale of FHLB and Federal Reserve Bank stock 11,314 73,473 — Purchase of FHLB and Federal Reserve Bank stock (20,840) (88,141) (11,924) Proceeds from sale of Visa Class B shares 4,104 — — Redemption of bank owned life insurance — — 25,782 Purchase of bank owned life insurance — — (25,000) Net cash from bank acquisitions — 141,674 281,747 Additions to bank premises and equipment (4,034) (10,293) (12,645) For the Year Ended December 31, (In thousands) 2024 2023 2022 72

Net cash (used in) provided by investing activities (606,884) 527,446 (364,875) Cash Flows From Financing Activities Net increase (decrease) in deposits 465,493 (324,002) (384,403) Net (decrease) increase in repurchase agreements (142,502) 202,544 50,464 Net decrease in FHLB borrowings with original maturities of three months or less — (280,000) (62,500) Repayments of FHLB borrowings with original maturities of more than three months (160,000) (75,000) (7,500) Proceeds from FHLB borrowings with original maturities of more than three months 355,000 110,000 75,000 Stock based employee benefit plans 945 5,100 3,408 Repurchase of common stock (880) (10,868) — Dividends paid (61,649) (60,591) (41,242) Net cash provided by (used in) financing activities 456,407 (432,817) (366,773) Net increase (decrease) in cash and cash equivalents 29,425 245,242 (535,789) Cash and cash equivalents at beginning of period 447,182 201,940 737,729 Cash and cash equivalents at end of period $ 476,607 $ 447,182 $ 201,940 Supplemental disclosure of cash flow information: Cash paid for interest $ 287,272 $ 191,225 $ 13,743 Cash paid (refunded) for taxes, net 18,497 (5,921) 29,591 Recognition of operating lease right-of-use assets, other than through bank acquisition, net of terminations — 2,068 3,370 Recognition of operating lease liabilities, other than through bank acquisition, net of terminations — 2,080 3,370 Supplemental disclosure of non-cash investing activities:1 Transfer of loans from held for investment to held for sale $ 19,775 $ — $ — Transfer from loans to other real estate owned 953 — — Transfer from bank premises to other real estate owned 883 6,286 1,674 1See "Note 17 - Business Combinations" for non-cash transactions related to business combinations. For the Year Ended December 31, (In thousands) 2024 2023 2022 See notes to consolidated financial statements. 73

SEACOAST BANKING CORPORATION OF FLORIDA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Paid-in	Retained	Treasury	Accumulated Other Comprehensive	
(Dollars and shares in thousands)	Shares	Amount	Capital	Earnings	Stock	Income (Loss)	Total
Balance at December 31, 2021	58,504	$ 5,850	$ 963,851	$ 358,598	$ (10,569)	$ (6,994)	$ 1,310,736
Comprehensive income (loss)	—	—	—	106,507	—	(181,039)	(74,532)
Stock-based compensation expense	21	—	11,155	—	—	—	11,155
Common stock issued for stock-based employee benefit plans	367	40	(97)	—	(2,450)	—	(2,507)
Common stock issued for stock options	522	52	5,864	—	—	—	5,916
Issuance of common stock, pursuant to acquisition	12,204	1,220	396,016	—	—	—	397,236
Conversion of options, pursuant to acquisition	—	—	1,013	—	—	—	1,013
Dividends on common stock ($0.64 per share)	—	—	—	(41,242)	—	—	(41,242)
Balance at December 31, 2022	71,618	$ 7,162	$1,377,802	$ 423,863	$ (13,019)	$ (188,033)	$ 1,607,775
Comprehensive income	—	—	—	104,033	—	28,155	132,188
Stock-based compensation expense	30	—	13,440	—	—	—	13,440
Common stock issued for stock-based employee benefit plans	970	100	8,691	—	(3,691)	—	5,100
Issuance of common stock, pursuant to acquisition	12,792	1,279	409,459	—	—	—	410,738
Conversion of options, pursuant to acquisition	—	—	10,304	—	—	—	10,304
Repurchase of common stock	(549)	(55)	(10,813)	—	—	—	(10,868)
Dividends on common stock ($0.71 per share)	—	—	—	(60,591)	—	—	(60,591)
Balance at December 31, 2023	84,861	$ 8,486	$1,808,883	$ 467,305	$ (16,710)	$ (159,878)	$ 2,108,086
Comprehensive income	—	—	—	120,986	—	2,011	122,997
Stock-based compensation expense	—	—	13,744	—	—	—	13,744
Common stock issued for stock-based employee benefit plans	747	142	2,308	—	(1,505)	—	945
Repurchase of common stock	(40)	—	—	—	(880)	—	(880)
Dividends on common stock ($0.72 per share)	—	—	—	(61,649)	—	—	(61,649)
Balance at December 31, 2024	85,568	$ 8,628	$1,824,935	$ 526,642	$ (19,095)	$ (157,867)	$ 2,183,243

See notes to consolidated financial statements.

74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Seacoast Banking Corporation of Florida and Subsidiaries Note 1 - Significant Accounting Policies General: Seacoast Banking Corporation of Florida (“Seacoast” or the “Company”) is a financial holding company with one operating subsidiary bank, Seacoast National Bank (“Seacoast Bank”). The Company provides integrated financial services including commercial and consumer banking, wealth management, and mortgage and insurance services to customers at 77 full- service branches across Florida, and through advanced mobile and online banking solutions. See the Glossary of Defined Terms at the beginning of this Report for terms used herein. The consolidated financial statements include the accounts of Seacoast and all its majority-owned subsidiaries but exclude trusts created for the issuance of trust preferred securities. In consolidation, all significant intercompany accounts and transactions are eliminated. The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the applicable industries. Certain prior period amounts have been reclassified to conform to the current period presentation. Use of Estimates: The preparation of consolidated financial statements requires management to make judgments in the application of certain accounting policies that involve significant estimates and assumptions. The Company has established policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time and the use of revised estimates and assumptions could materially affect amounts reported in subsequent financial statements. Specific areas, among others, requiring the application of management’s estimates include the determination of the allowance for credit losses, acquisition accounting and purchased loans, intangible assets and impairment testing, and other fair value measurements. Cash and Cash Equivalents: Cash and cash equivalents include cash and due from banks and interest-bearing bank balances. Cash equivalents have original maturities of three months or less, and accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value. Time Deposits with Other Banks: Time deposits with other banks consist of certificates of deposit with original maturities greater than three months and are carried at cost. Securities Purchased and Sold Agreements: Securities purchased under resale agreements and securities sold under repurchase agreements are generally accounted for as collateralized financing transactions and are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company’s policy to take possession of securities purchased under resale agreements, which are primarily U.S. government and government agency securities. The fair value of securities purchased and sold is monitored and collateral is obtained from or returned to the counterparty when appropriate. Securities: Debt securities are classified as available-for-sale or held-to-maturity. Debt securities available-for-sale may be sold as part of the Company's asset/liability management or in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, and are stated at fair value. Unrealized gains or losses are reflected as a component of shareholders' equity net of tax or included in noninterest income as appropriate. Debt securities held-to-maturity that the Company has the ability and intent to hold to maturity are carried at amortized cost. Equity securities with readily determinable fair values are considered marketable and measured at fair value with unrealized gains or losses included in noninterest income as securities gains or losses. Equity investments that do not have readily determinable fair values are considered non-marketable and are accounted for at cost under the measurement alternative to fair value, with adjustments for impairment and observable price changes if applicable. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flow analyses, using observable market data where available. Realized gains and losses are included in noninterest income as investment securities gains (losses). Interest and dividends on securities, including amortization of premiums and accretion of discounts on debt securities, is recognized in interest income on 75 an accrual basis using the interest method. The Company anticipates prepayments of principal in the calculation of the effective yield for collateralized mortgage obligations and mortgage-backed securities by obtaining estimates of prepayments from independent third parties. The adjusted cost of each specific security sold is used to compute realized gains or losses on the sale of securities on a trade date basis. Credit losses on securities: For securities classified as HTM, management estimates expected credit losses over the remaining expected life and recognizes this estimate as an allowance for credit losses. Debt securities that are available-for-sale are considered impaired if the fair value is less than amortized cost. Impairments are analyzed at an individual security level on a quarterly basis and both quantitative and qualitative assessments are utilized to determine if a security has a credit loss. Qualitative assessments consider a range of factors including: percent decline in fair value, rating downgrades, subordination, duration, amortized loan-to-value, and the ability of the issuers to pay all amounts due in accordance with the contractual terms. Quantitative assessments are based on a discounted cash flow analysis, which includes evaluating the timing and amount of the expected cash flows. If any portion of the decline in fair value is related to credit, then the credit loss is recognized as an allowance for credit loss and the noncredit portion is recognized in other comprehensive income. Loans Held for Sale: The Company has elected to account for residential mortgage loans originated as held for sale at fair value. Changes in fair value are measured and recorded in Mortgage Banking Fees in noninterest income each period. The Company designates other loans as held for sale when it has the intent to sell them. These loans are recorded at the lower of cost or estimated fair value on an individual basis. When such loans are transferred to held for sale, any previously recorded allowance for credit losses is reversed into earnings and the loan is recorded at its amortized cost basis. Prior to the transfer, write-downs on the loans are recorded as charge-offs, establishing a new cost basis upon transfer. Loans Held for Investment: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are considered held for investment. Loans originated by Seacoast and held for investment are recognized at the principal amount outstanding, net of unearned income and amounts charged off. Unearned income includes discounts, premiums and deferred loan origination fees reduced by loan origination costs. Unearned income on loans is amortized to interest income over the life of the related loan using the effective interest rate method. Interest income is recognized on an accrual basis. Loans acquired through business acquisitions are recorded at fair value on the acquisition date. Loans that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination are classified as PCD. Acquired loans that do not meet the definition of PCD are classified by the Company as acquired Non-PCD. Expected credit losses on loans not considered PCD are recognized through the provision for credit losses when the initial allowance is recorded. A loan for which the terms have been modified with principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay or a term extension and for which the borrower is experiencing financial difficulty, is considered to be a TBM. Allowance for credit losses on loans: The allowance for credit losses represents management's best estimate of expected credit losses related to the loan portfolio at the balance sheet date. The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount to be collected on loans. Loan balances deemed uncollectible are charged off against the allowance for credit losses and recoveries are credited to the allowance. In order to adjust the allowance to the current estimate of expected credit losses, charges or credits to the provision for credit losses are reflected in the Consolidated Statements of Income. The Company excludes accrued interest on loans from its determination of allowance as such amounts are generally reversed against interest income when a loan is placed in nonperforming status. Portfolio segments represent the level at which the Company develops and documents its methodology for determining its allowance for credit losses. See "Note 4 - Loans," for a description of each of the segments, which are disaggregated by similar risk characteristics such as customer and/or collateral type. The allowance for credit losses is measured on a collective basis when similar risk characteristics exist. Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Economic forecast data is sourced from Moody’s, a firm recognized for its research, analysis, and economic forecasts. The forecasts of future economic conditions are over a period that has been deemed reasonable and supportable, and in segments where it can no longer develop reasonable and supportable forecasts, the Company reverts to longer-term historical loss experience to estimate losses over the remaining life of the loans. The forecast may utilize one scenario or a composite of scenarios based on management's judgment and expectations around the current and future macroeconomic outlook. Expected credit losses are estimated for commercial loans using a discounted cash flow over the contractual term of the loans, adjusted for expected prepayments when appropriate. A loss rate methodology is utilized for consumer loans. 76

Adjustments may be made to baseline reserves based on an assessment of internal and external influences on credit quality not fully reflected in the quantitative components of the allowance model. These influences may include elements such as changes in concentration, macroeconomic conditions, recent observable asset quality trends, staff turnover, regional market conditions, employment levels, model risk, and loan growth. Based upon management's assessments of these factors, the Company may apply qualitative adjustments to the allowance. Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not also included in the collective evaluation. For loans that are individually evaluated, the allowance is determined through review of data specific to the borrower and the related collateral, if any. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate. The allowance for PCD loans is determined at the time of acquisition as the estimated expected credit loss of the outstanding balance or par value, based on the methodologies described previously for loans. The allowance recognized at acquisition is added to the acquisition date purchase price to determine the asset’s amortized cost basis. It is the Company's practice to ensure that the charge-off policy aligns with regulatory requirements. Losses on unsecured consumer loans are recognized at 90 days past due. In compliance with Federal Financial Institution Examination Council guidelines, secured consumer loans, including residential real estate, are typically charged off or charged down between 120 and 180 days past due, depending on the collateral type. Commercial loans and real estate loans are typically placed on nonaccrual status when principal or interest is past due for 90 days or more, unless the loan is both secured by collateral having realizable value sufficient to discharge the debt in-full and the loan is in process of collection. Secured loans may be charged down to the estimated value of the collateral with previously accrued unpaid interest reversed against interest income. Subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects. Initial charge-off amounts are based on valuation estimates derived from appraisals or other market information. Generally, updated appraisals are not received until the foreclosure process is completed; however, collateral values are evaluated periodically based on market information and incremental charge-offs are recorded if it is determined that collateral values have declined from their initial estimates. Derivative Instruments and Hedging Activities: The Company enters into derivative contracts, including swaps, to meet the needs of customers who request such services and to manage the Company's exposure to interest rate fluctuations. Derivative contracts are carried at fair value and recorded in the consolidated balance sheet within Other Assets or Other Liabilities. The gain or loss resulting from changes in the fair value of interest rate swaps designated and qualifying as cash flow hedging instruments is initially reported as a component of other comprehensive income and subsequently reclassified into earnings through interest income in the same period in which the hedged transaction affects earnings. The gain or loss resulting from changes in the fair value of interest rate swaps designated as fair value hedges is classified in the statement of income or comprehensive income in the line item associated with the instrument being hedged. The Company discontinues hedge accounting prospectively when it is determined that the derivative contract is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is terminated, management determines that the designation of the derivative as a hedging instrument is no longer appropriate or, for a cash flow hedge, the occurrence of the forecasted transaction is no longer probable. When hedge accounting on a cash flow hedge is discontinued, any subsequent changes in fair value of the derivative are recognized in earnings. The cumulative unrealized gain or loss related to a discontinuing cash flow hedge continues to be reported in AOCI and is subsequently reclassified into earnings in the same period in which the hedged transactions affects earnings, unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period, in which case the cumulative unrealized gain or loss in AOCI is reclassified into earnings immediately. Cash flows resulting from derivative financial instruments that are accounted for as hedges are classified in the cash flow statement in the same category as the cash flows from the hedged items. Loan Commitments and Letters of Credit: Loan commitments and letters of credit are an off-balance sheet item and represent commitments to make loans or lines of credit available to borrowers. The face amount of these commitments represents an exposure to loss, before considering customer collateral or ability to repay. Such commitments are recognized as loans when funded. The Company estimates a reserve for potential losses on unfunded commitments, which is reported separately from the allowance for credit losses, within Other Liabilities. Changes to the allowance for credit losses on unfunded commitments are recorded in noninterest expense on the income statement. The reserve is based upon the same quantitative and qualitative factors applied to the collectively evaluated loan portfolio. Fees on commitments are typically deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. 77

Fair Value Measurements: The Company measures or monitors the fair value of many of its assets and liabilities. Certain assets are measured on a recurring basis, including available-for-sale securities, equity securities and derivatives. These assets are carried at fair value on the Company’s balance sheets. Additionally, fair value is measured on a non-recurring basis to evaluate assets or liabilities for impairment. Examples include collateral-dependent loans, OREO, loan servicing rights, and long-lived assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The Company applies the following fair value hierarchy: Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments. Level 2 – Assets and liabilities valued based on observable market data for similar instruments. Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed, and considers risk premiums that a market participant would require. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at and/or marked to fair value, the Company considers the principal market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement. Bank Premises and Equipment: Bank premises and equipment are stated at cost, less accumulated depreciation and amortization. Premises and equipment include certain costs associated with the acquisition of leasehold improvements. Depreciation and amortization are recognized principally by the straight-line method, over the estimated useful lives as follows: buildings - 25-40 years, leasehold improvements - 5-25 years, furniture and equipment - 3-12 years. Leasehold improvements amortize over the shorter of the lease term or estimated useful life. Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable. If impaired, the assets are written down to fair value with a corresponding increase to noninterest expense. Other Real Estate Owned: OREO consists of real estate taken in foreclosure of defaulted loan balances. These assets are carried at an amount equal to the loan balance prior to foreclosure plus costs incurred for improvements to the property, but no more than the estimated fair value of the property less estimated selling costs. Any valuation adjustments required at the date of transfer are charged to the allowance for credit losses. Subsequently, unrealized losses and realized gains and losses are included in other noninterest expense. Operating results from OREO are recorded in other noninterest expense. OREO may also include bank premises no longer utilized in the course of the Company's business (closed branches) that are initially recorded at the lower of carrying value or fair value, less costs to sell. If the fair value of the premises is less than carrying value, a write down is recorded through noninterest expense. Costs to maintain the property are expensed. Intangible Assets. The Company’s intangible assets consist of goodwill, CDI, customer relationship intangibles and loan servicing rights. Goodwill results from business combinations and represents the difference between the purchase price and the fair value of net assets acquired. Goodwill may be adjusted for up to one year from the acquisition date in the event new information is obtained which, if known at the date of the acquisition, would have impacted the fair value of the acquired assets and liabilities. Goodwill is considered to have an indefinite useful life and is not amortized, but rather tested for impairment annually in the fourth quarter, or more often if circumstances arise that may indicate risk of impairment. If impaired, goodwill is written down with a corresponding impact to noninterest expense. The Company recognizes CDI that result from either whole bank acquisitions or branch acquisitions. CDI is initially measured at fair value and then amortized over periods ranging from six to eight years generally on an accelerated basis. Customer relationship intangibles are measured at fair value and amortized on a straight-line basis over ten years. The Company evaluates other identifiable intangibles for impairment annually, or more often if circumstances arise that may indicate risk of impairment. If impaired, the intangible asset is written down with a corresponding increase to noninterest expense. Bank Owned Life Insurance: The Company, through its subsidiary bank, has purchased or acquired through bank acquisitions, life insurance policies on certain key executives and members of management. BOLI is recorded at the amount that can be 78 realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Other Investments: Included in Other Assets are investments in funds generating affordable housing tax credits, and investments in SBICs, which are privately owned and operated companies licensed by the SBA to invest in small businesses. Investments generating tax credits are accounted for using the proportional amortization method. Under this method, the investor amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits allocated to the investor. The amortization is recorded in income tax expense within the income statement, which is the location the related tax credits are recorded. SBIC investments are accounted for using the net asset value practical expedient as provided in the financial statements received from the SBICs. Prior to the fourth quarter of 2024, SBIC investments were accounted for at cost less impairment, if any. Income from SBIC investments is recognized in noninterest income. Seacoast Bank is a member of the FHLB and FRB systems. Members are required to own a certain amount of FHLB and FRB stock based on the level of borrowings and other factors, and may invest in additional amounts. The FHLB and FRB stock are accounted for at cost less impairment, if any. Both cash and stock dividends are recognized in earnings. Leases: Arrangements are analyzed at inception to determine the existence of a lease. ROUAs represent the right to use the underlying asset and lease liabilities represent the obligation to make lease payments for the lease term. Operating lease ROUAs and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the appropriate term and information available at commencement date in determining the present value of lease payments. The lease term may include options to extend the lease when it is reasonably certain that the option will be exercised. ROUAs and operating lease liabilities are reported in Other Assets and Other Liabilities, respectively, in the Consolidated Balance Sheet. Lease expense for lease payments is recognized on a straight-line basis over the lease term and is classified as Occupancy or Furniture and Equipment expense based on the subject asset. Revenue Recognition: The Company recognizes two types of revenue in its Consolidated Statements of Income, interest income and noninterest income. The Company's principal source of revenue is interest income from loans and securities which is recognized on an accrual basis using the effective interest method. Noninterest income includes revenue from various types of transactions and services provided to customers. The Company recognizes revenue from contracts with customers as performance obligations are satisfied. Performance obligations are typically satisfied in one year or less. Relevant activity includes: • Service Charges on Deposits: Seacoast Bank offers a variety of deposit-related services to its customers through several delivery channels including branch offices, ATMs, telephone, mobile, and internet banking. Transaction-based fees are recognized when services, each of which represents a performance obligation, are satisfied. Service fees may be assessed monthly, quarterly, or annually; however, the account agreements to which these fees relate can be canceled at any time by Seacoast and/or the customer. Therefore, the contract term is considered a single day (a day- to-day contract). • Wealth Management Income: The Company earns trust fees from fiduciary services provided to trust customers, which include custody of assets, recordkeeping, collection and distribution of funds. Fees are earned over time and accrued monthly as the Company provides services, and are generally assessed based on the market value of the trust assets under management at a particular date or over a particular period. The Company also earns commissions and fees from investment brokerage services provided to its customers through an arrangement with a third-party service provider. Commissions received from the third-party service provider are recorded monthly and are based upon customer activity. Fees are earned over time and accrued monthly as services are provided. The Company acts as an agent in this arrangement and therefore presents the brokerage commissions and fees net of related costs. • Interchange Income: Fees earned on card transactions depend upon the volume of activity, as well as the fees permitted by the payment network. Such fees are recognized by the Company upon fulfilling its performance obligation to approve the card transaction. • Insurance Agency Income: Insurance commissions are earned upon the sale of insurance products as agent and are paid by the insurance companies upon the completion of application requirements and receipt of client payment to the insurance company. The commissions are recognized upon the placement date of the insurance policies, representing the Company’s related performance obligations. Commission payment is normally received within the policy period. 79

Treasury Stock and Share Repurchases: The Company's repurchases of shares of its common stock are recorded at cost as additional paid-in capital and result in a reduction of shareholders' equity. Activity in treasury stock represents shares traded to offset employee payroll taxes on vested shares. Shares held in treasury are also used for employee share purchases through the Company's employee stock purchase plan. Stock-Based Compensation: For restricted stock awards, which generally vest based on continued service with the Company, the deferred compensation is measured as the fair value of the shares on the date of grant, and the deferred compensation is amortized as salaries and wages expense in accordance with the applicable vesting schedule, generally straight-line over three years. Some award shares vest based upon the Company achieving certain performance goals and the amortization expense recorded within salaries and wages is based on an estimate of the most likely results on a straight line basis. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with market assumptions. The fair value is amortized on a straight-line basis over the vesting period, generally five years. The Company accounts for forfeitures as they occur. Income Taxes: Deferred tax assets and liabilities are determined based on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their related tax bases and are measured using the enacted tax rates and laws that are in effect. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in rates is recognized as income or expense in the period in which the change occurs. Recently Adopted Accounting Standards Effective for the reporting period for the year ended December 31, 2024, the Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures. ASU 2023-07 requires disclosure of significant segment expenses and other segment items on an interim and annual basis. The standard is effective for fiscal years beginning after December 15, 2023 and for interim periods beginning after December 15, 2024. Reportable segment disclosures are included in “Note 18- Business Segments.” Issued Accounting Standards In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. ASU 2023-09 requires disclosure of specific categories in the income tax rate reconciliation and requires additional information for reconciling items that meet a quantitative threshold. The standard requires an annual disclosure of income taxes paid, net of refunds received, disaggregated by federal, state and foreign taxes and to disaggregate the information by jurisdiction based on a quantitative threshold. The standard is effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its disclosures. In November 2024, the FASB issued ASU 2024-03, Expense Disaggregation Disclosures. ASU 2024-03 requires disclosure of disaggregated prescribed expenses within relevant income statement captions. The standard is effective for fiscal years beginning after December 15, 2026 and for interim periods after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of the changes to its existing disclosures. Note 2 - Earnings Per Share Basic earnings per share are computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are based on the weighted-average number of common shares outstanding during each period, plus common share equivalents, calculated for share-based awards outstanding using the treasury stock method. In 2024, 2023 and 2022, options to purchase shares of the Company's common stock totaling 327,186, 344,230 and 1,505, respectively, were antidilutive. 80

For the Year Ended December 31, (In thousands, except per share data) 2024 2023 2022 Basic earnings per share Net Income $ 120,986 $ 104,033 $ 106,507 Average common shares outstanding 84,367 83,800 63,707 Net income per share $ 1.43 $ 1.24 $ 1.67 Diluted earnings per share Net Income $ 120,986 $ 104,033 $ 106,507 Average common shares outstanding 84,367 83,800 63,707 Add: Dilutive effect of employee restricted stock and stock options 673 529 557 Average diluted shares outstanding 85,040 84,329 64,264 Net income per share $ 1.42 $ 1.23 $ 1.66 Note 3 - Securities The amortized cost, gross unrealized gains and losses and fair value of AFS and HTM securities at December 31, 2024 and December 31, 2023 are summarized as follows: December 31, 2024 (In thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value Available-for-Sale Debt Securities U.S. Treasury securities and obligations of U.S. government agencies $ 28,233 $ 29 $ (522) $ 27,740 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 1,777,274 1,237 (190,536) 1,587,975 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 206,537 1,195 (10,283) 197,449 Private mortgage-backed securities and collateralized mortgage obligations 129,475 149 (8,382) 121,242 Collateralized loan obligations 278,342 788 (166) 278,964 Obligations of state and political subdivisions 7,139 — (1,449) 5,690 Other Debt Securities 7,389 94 — 7,483 Totals $ 2,434,389 $ 3,492 $ (211,338) $ 2,226,543 Held-to-Maturity Debt Securities Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ 546,444 $ — $ (117,620) $ 428,824 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 88,742 — (9,972) 78,770 Totals $ 635,186 $ — $ (127,592) $ 507,594 81

December 31, 2023 (In thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value Available-for-Sale Debt Securities U.S. Treasury securities and obligations of U.S. government agencies $ 37,718 $ 205 $ (478) $ 37,445 Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 1,152,753 780 (184,152) 969,381 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 385,013 2,824 (19,565) 368,272 Private mortgage-backed securities and collateralized mortgage obligations 135,878 36 (10,911) 125,003 Collateralized loan obligations 300,855 11 (1,411) 299,455 Obligations of state and political subdivisions 10,486 — (1,096) 9,390 Other debt securities 26,599 576 (101) 27,074 Totals $ 2,049,302 $ 4,432 $ (217,714) $ 1,836,020 Held-to-Maturity Debt Securities Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities $ 590,676 $ — $ (111,746) $ 478,930 Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities 89,637 — (10,208) 79,429 Totals $ 680,313 $ — $ (121,954) $ 558,359 During the year ended December 31, 2024, debt securities with a fair value of $217.0 million were sold, with gross losses of $12.0 million. During 2023, debt securities with a fair value of $22.1 million obtained in the acquisition of Professional were sold. No gain or loss was recognized on the sale. There were $91.3 million in other sales of securities during 2023, with gross gains of $25 thousand and gross losses of $3.0 million. During 2022, debt securities with a fair value of $515.2 million obtained in bank acquisitions were sold. No gain or loss was recognized on these sales, and there were no other sales of securities in 2022. Also included in “Securities losses, net” is a decrease of $0.1 million in 2024, an increase of $42 thousand in 2023 and a decrease of $1.1 million in 2022 in the value of investments in mutual funds that invest in CRA-qualified debt securities. At December 31, 2024, debt securities with a fair value of $1.4 billion were pledged primarily as collateral for public deposits and secured borrowings. The amortized cost and fair value of securities HTM and AFS at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because prepayments of the underlying collateral for these securities may occur, due to the right to call or repay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately. 82

(In thousands)	Held-to-Maturity Amortized Cost	Held-to-Maturity Fair Value	Available-for-Sale Amortized Cost	Available-for-Sale Fair Value
Due in less than one year	$ —	$ —	$ 1	$ 1
Due after one year through five years	—	—	6,288	6,283
Due after five years through ten years	—	—	7,306	7,226
Due after ten years	—	—	21,777	19,920
	$ —	$ —	$ 35,372	$ 33,430
Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	$ 546,444	$ 428,824	$ 1,777,274	$ 1,587,975
Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	88,742	78,770	206,537	197,449
Private mortgage-backed securities and collateralized mortgage obligations	—	—	129,475	121,242
Collateralized loan obligations	—	—	278,342	278,964
Other debt securities	—	—	7,389	7,483
Totals	$ 635,186	$ 507,594	$ 2,434,389	$ 2,226,543

The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models, discounted cash flows analyses, or using observable market data. The tables below indicate the fair value of AFS debt securities with unrealized losses for which no allowance for credit losses has been recorded.

	December 31, 2024					
	Less than 12 months		12 months or longer		Total[1]	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 4,825	$ (13)	$ 18,060	$ (509)	$ 22,885	$ (522)
Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	648,967	(7,578)	739,363	(182,958)	1,388,330	(190,536)
Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	13,200	(222)	107,041	(10,061)	120,241	(10,283)
Private mortgage-backed securities and collateralized mortgage obligations	7,178	(16)	101,242	(8,366)	108,420	(8,382)
Collateralized loan obligations	43,410	(152)	7,596	(14)	51,006	(166)
Obligations of state and political subdivisions	319	(15)	5,371	(1,434)	5,690	(1,449)
Totals	$ 717,899	$ (7,996)	$ 978,673	$ (203,342)	$ 1,696,572	$ (211,338)

[1]*Comprised of 377 individual securities*

83

(In thousands)	December 31, 2023					
	Less than 12 months		12 months or longer		Total[1]	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities and obligations of U.S. government agencies	$ 24,933	$ (143)	$ 3,594	$ (335)	$ 28,527	$ (478)
Residential mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	91,867	(9,320)	826,324	(174,832)	918,191	(184,152)
Commercial mortgage-backed securities and collateralized mortgage obligations of U.S. government-sponsored entities	24,251	(1,270)	262,666	(18,295)	286,917	(19,565)
Private mortgage-backed securities and collateralized mortgage obligations	3,945	(69)	119,475	(10,842)	123,420	(10,911)
Collateralized loan obligations	60,087	(223)	232,545	(1,188)	292,632	(1,411)
Obligations of state and political subdivisions	326	(2)	9,064	(1,094)	9,390	(1,096)
Other debt securities	10,579	(101)	—	—	10,579	(101)
Totals	$ 215,988	$ (11,128)	$ 1,453,668	$ (206,586)	$ 1,669,656	$ (217,714)

[1]*Comprised of 504 individual securities*

At December 31, 2024, the Company had unrealized losses of $0.5 million on U.S. Treasury securities and obligations of U.S. government agencies having a fair value of $22.9 million. These securities are either explicitly or implicitly guaranteed by the full faith and credit of the U.S. government. The Company does not expect individual securities issued by the U.S. Treasury, a U.S. agency, or a sponsored U.S. agency to incur future losses of principal. Based on the assessment of all relevant factors, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality, and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2024, no allowance for credit losses has been recorded.

At December 31, 2024, the Company had unrealized losses of $200.8 million on commercial and residential mortgage-backed securities and collateralized mortgage obligations issued by government-sponsored entities having a fair value of $1.5 billion. These securities are either explicitly or implicitly guaranteed by the U.S. government and have a long history of no credit losses. The implied government guarantee of principal and interest payments and the high credit rating of the portfolio provide a sufficient basis for the current expectation that there is no risk of loss if default were to occur. Based on the assessment of all relevant factors, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2024, no allowance for credit losses has been recorded.

At December 31, 2024, the Company had $8.4 million of unrealized losses on private label residential and commercial mortgage-backed securities and collateralized mortgage obligations having a fair value of $108.4 million. The securities have weighted average credit support of 22%. Of the $108.4 million, $99.0 million are private label residential securities with unrealized losses of $8.2 million and $9.4 million are private label commercial securities with unrealized losses of $0.2 million. Based on the evaluation of available information relevant to collectibility, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2024, no allowance for credit losses has been recorded.

At December 31, 2024, the Company had $0.2 million of unrealized losses in floating rate CLOs having a fair value of $51.0 million. CLOs are special purpose vehicles and those in which the Company has invested are nearly all first-lien, broadly syndicated corporate loans across a diversified band of industries while providing support to senior tranche investors. As of December 31, 2024, all positions held by the Company are in AAA and AA tranches, with weighted average credit support of 36% and 31%, respectively. The Company evaluates the securities for potential credit losses by modeling expected loan-level defaults, recoveries, and prepayments for each CLO security. Based on the evaluation of available information relevant to collectibility, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movement and not changes in credit quality and expects to recover the entire amortized cost basis of these securities. Therefore, at December 31, 2024, no allowance for credit losses has been recorded.

84

At December 31, 2024, the Company had $1.4 million of unrealized losses on municipal securities having a fair value of $5.7 million. These securities are highly rated issuances of state or local municipalities, all of which are continuing to make timely contractual payments. Based on the evaluation of available information relevant to collectibility, the Company believes that the unrealized loss positions on these debt securities are a function of changes in investment spreads and interest rate movements and not changes in credit quality and expects to recover the entire amortized cost basis of these securities. As a result, as of December 31, 2024, no allowance for credit losses has been recorded. All HTM debt securities are issued by government-sponsored entities, which are either explicitly or implicitly guaranteed by the U.S. government and have a long history of no credit losses. The implied government guarantee of principal and interest payments and the high credit rating of the HTM portfolio provide sufficient basis for the current expectation that there is no risk of loss if a default were to occur. As a result, as of December 31, 2024, no allowance for credit losses has been recorded. The Company has the intent and ability to hold these securities until maturity. Included in Other Assets at December 31, 2024 and December 31, 2023, is $77.3 million and $67.7 million, respectively, of FHLB and FRB stock stated at par value. The Company has not identified events or changes in circumstances which may have a significant adverse effect on the fair value of these cost method investment securities. Accrued interest receivable on AFS and HTM debt securities of $9.2 million and $1.0 million, respectively, at December 31, 2024, and $7.9 million and $1.1 million, respectively, at December 31, 2023, is included in Other Assets. Also included in Other Assets are investments in CRA- qualified mutual funds carried at fair value of $13.5 million and $13.6 million at December 31, 2024 and December 31, 2023, respectively. At December 31, 2023, the Company held 11,330 shares of Visa Class B stock. During 2024, the Company sold all of its Visa Class B stock, receiving net proceeds of $4.1 million. The ownership of Visa stock was related to prior ownership in Visa's network while Visa operated as a cooperative and was recorded on the Company's financial records at a zero basis. 85

Note 4 - Loans Loans held for investment are categorized into the following segments: • Construction and land development: Loans are extended to both commercial and consumer customers which are collateralized by and for the purpose of funding land development and construction projects, including commercial, 1-4 family residential, multi-family, and non-farm residential properties where the primary source of repayment is from proceeds of the sale, refinancing or permanent financing of the property. • Commercial real estate - owner-occupied: Loans are extended to commercial customers for the purpose of acquiring or refinancing real estate to be occupied by the borrower's business. These loans are collateralized by the subject property and the repayment of these loans is largely dependent on the performance of the company occupying the property. • Commercial real estate - non owner-occupied: Loans are extended to commercial customers for the purpose of acquiring or refinancing commercial property where occupancy by the borrower is not their primary intent. These loans are viewed primarily as cash flow loans, collateralized by the subject property, and the repayment of these loans is largely dependent on rental income from third parties or from the sale of the property. • Residential real estate: Loans are extended to consumer customers and collateralized primarily by 1-4 family residential properties and include fixed and variable rate mortgages, home equity mortgages, and HELOCs. Loans are primarily written based on conventional loan agency guidelines, including loans that exceed agency value limitations. Sources of repayment are largely dependent on the occupant of the residential property. • Commercial and financial: Loans are extended to commercial customers. The purpose of the loans can be working capital, physical asset expansion, asset acquisition or other business purposes. Loans may be collateralized by assets owned by the borrower or the borrower's business. Commercial loans are based primarily on the historical and projected cash flow of the borrower's business and secondarily on the capacity of credit enhancements, guarantees and underlying collateral provided by the borrower. • Consumer: Loans are extended to consumer customers. The segment includes both installment loans and lines of credit which may be collateralized or non-collateralized. 86

The following tables present net loan balances by segment for portfolio loans, PCD and loans purchased which are not considered credit deteriorated (“Non-PCD”) as of: December 31, 2024 (In thousands) Portfolio Loans Acquired Non-PCD Loans PCD Loans Total Construction and land development $ 568,148 $ 79,370 $ 535 $ 648,053 Commercial real estate - owner occupied 1,177,538 477,459 31,632 1,686,629 Commercial real estate - non-owner occupied 2,243,056 1,156,849 103,903 3,503,808 Residential real estate 1,882,955 719,589 14,241 2,616,785 Commercial and financial 1,424,689 199,146 27,519 1,651,354 Consumer 155,786 37,282 253 193,321 Totals $ 7,452,172 $ 2,669,695 $ 178,083 $ 10,299,950 December 31, 2023 (In thousands) Portfolio Loans Acquired Non-PCD Loans PCD Loans Total Construction and land development $ 519,426 $ 247,654 $ 542 $ 767,622 Commercial real estate - owner occupied 1,079,633 552,627 38,021 1,670,281 Commercial real estate - non-owner occupied 1,844,588 1,323,222 152,080 3,319,890 Residential real estate 1,714,748 710,129 20,815 2,445,692 Commercial and financial 1,237,090 318,683 52,115 1,607,888 Consumer 175,969 74,854 744 251,567 Totals $ 6,571,454 $ 3,227,169 $ 264,317 $ 10,062,940 The amortized cost basis of loans included net deferred costs of $43.9 million and $43.1 million at December 31, 2024 and December 31, 2023, respectively. At December 31, 2024, the remaining fair value adjustments on acquired loans were $128.1 million, or 4.3% of the outstanding acquired loan balances, compared to $174.0 million, or 4.8% of the acquired loan balances at December 31, 2023. The discount is accreted into interest income over the remaining lives of the related loans on a level yield basis. During 2024, $26.8 million in commercial real estate non-owner occupied loans previously held for investment were sold, resulting in a gain of $2.4 million and approximately $20.0 million in consumer loans were sold or transferred to held-for-sale. Accrued interest receivable is included within Other Assets and was $38.1 million and $39.4 million at December 31, 2024 and 2023, respectively. Loans to directors and executive officers totaled $1.4 million and $0.3 million at December 31, 2024 and 2023, respectively. 87

The following table presents the status of net loan balances as of December 31, 2024 and December 31, 2023.

	December 31, 2024					
(In thousands)	Current	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater Than 90 Days	Nonaccrual	Total
Portfolio Loans						
Construction and land development	$ 567,896	$ 127	$ —	$ —	$ 125	$ 568,148
Commercial real estate - owner occupied	1,172,287	3,083	—	—	2,168	1,177,538
Commercial real estate - non-owner occupied	2,225,216	833	—	—	17,007	2,243,056
Residential real estate	1,866,295	5,466	450	—	10,744	1,882,955
Commercial and financial	1,411,623	1,075	106	—	11,885	1,424,689
Consumer	152,129	331	5	—	3,321	155,786
Total Portfolio Loans	$ 7,395,446	$ 10,915	$ 561	$ —	$ 45,250	$ 7,452,172
Acquired Non-PCD Loans						
Construction and land development	$ 78,728	$ 8	$ 99	$ —	$ 535	$ 79,370
Commercial real estate - owner occupied	473,118	2,414	—	—	1,927	477,459
Commercial real estate - non-owner occupied	1,151,541	148	—	—	5,160	1,156,849
Residential real estate	706,566	1,064	131	—	11,828	719,589
Commercial and financial	195,853	—	—	35	3,258	199,146
Consumer	32,375	11	1	—	4,895	37,282
Total Acquired Non-PCD Loans	$ 2,638,181	$ 3,645	$ 231	$ 35	$ 27,603	$ 2,669,695
PCD Loans						
Construction and land development	$ 43	$ —	$ —	$ —	$ 492	$ 535
Commercial real estate - owner occupied	26,987	—	—	—	4,645	31,632
Commercial real estate - non-owner occupied	96,188	—	—	—	7,715	103,903
Residential real estate	12,752	—	—	167	1,322	14,241
Commercial and financial	22,153	—	—	—	5,366	27,519
Consumer	200	—	—	—	53	253
Total PCD Loans	$ 158,323	$ —	$ —	$ 167	$ 19,593	$ 178,083
Total Loans	$10,191,950	$ 14,560	$ 792	$ 202	$ 92,446	$ 10,299,950

88

(In thousands)	December 31, 2023 Current	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater Than 90 Days	Nonaccrual	Total
Portfolio Loans						
Construction and land development	$ 519,383	$ 19	$ —	$ —	$ 24	$ 519,426
Commercial real estate - owner occupied	1,078,732	—	—	—	901	1,079,633
Commercial real estate - non-owner occupied	1,840,485	685	—	—	3,418	1,844,588
Residential real estate	1,701,862	4,373	1,515	169	6,829	1,714,748
Commercial and financial	1,221,941	1,372	145	50	13,582	1,237,090
Consumer	174,798	763	290	—	118	175,969
Total Portfolio Loans	$ 6,537,201	$ 7,212	$ 1,950	$ 219	$ 24,872	$ 6,571,454
Acquired Non-PCD Loans						
Construction and land development	$ 245,674	$ 891	$ 289	$ —	$ 800	$ 247,654
Commercial real estate - owner occupied	545,374	1,691	133	—	5,429	552,627
Commercial real estate - non-owner occupied	1,310,100	11,577	—	—	1,545	1,323,222
Residential real estate	704,417	2,586	888	153	2,085	710,129
Commercial and financial	315,229	50	36	35	3,333	318,683
Consumer	71,986	568	618	618	1,064	74,854
Total Acquired Non-PCD Loans	$ 3,192,780	$ 17,363	$ 1,964	$ 806	$ 14,256	$ 3,227,169
PCD Loans						
Construction and land development	$ 442	$ 100	$ —	$ —	$ —	$ 542
Commercial real estate - owner occupied	34,667	—	—	—	3,354	38,021
Commercial real estate - non-owner occupied	148,308	—	—	—	3,772	152,080
Residential real estate	18,923	497	169	154	1,072	20,815
Commercial and financial	34,337	—	—	—	17,778	52,115
Consumer	651	85	8	—	—	744
Total PCD Loans	$ 237,328	$ 682	$ 177	$ 154	$ 25,976	$ 264,317
Total Loans	$ 9,967,309	$ 25,257	$ 4,091	$ 1,179	$ 65,104	$ 10,062,940

89

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest subsequently received on such loans is accounted for under the cost-recovery method, whereby interest income is not recognized until the loan balance is paid down to zero. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, and future payments are reasonably assured. The Company recognized interest income of $1.3 million, $0.5 million, and $1.6 million on nonaccrual loans during the years ended December 31, 2024, 2023, and 2022, respectively. The following tables present net balances of loans on nonaccrual status and the related allowance for credit losses, if any, as of: December 31, 2024 (In thousands) Nonaccrual Loans With No Related Allowance Nonaccrual Loans With an Allowance Total Nonaccrual Loans Construction and land development $ 492 $ 660 $ 1,152 Commercial real estate - owner occupied 2,622 6,118 8,740 Commercial real estate - non-owner occupied 29,449 433 29,882 Residential real estate 6,462 17,432 23,894 Commercial and financial 2,703 17,806 20,509 Consumer 2,416 5,853 8,269 Totals $ 44,144 $ 48,302 $ 92,446 December 31, 2023 (In thousands) Nonaccrual Loans With No Related Allowance Nonaccrual Loans With an Allowance Total Nonaccrual Loans Construction and land development $ — $ 824 $ 824 Commercial real estate - owner occupied 4,859 4,825 9,684 Commercial real estate - non-owner occupied 3,938 4,797 8,735 Residential real estate 1,792 8,194 9,986 Commercial and financial 4,868 29,825 34,693 Consumer — 1,182 1,182 Totals $ 15,457 $ 49,647 $ 65,104 Loans by Risk Rating The Company utilizes an internal asset classification system as a means of identifying problem and potential problem loans. The following classifications are used to categorize loans under the internal classification system: • Pass: Loans that are not problem loans or potential problem loans are considered to be pass-rated. • Special Mention: Loans that do not currently expose the Company to sufficient risk to warrant classification in the Substandard or Doubtful categories, but possess weaknesses that deserve management’s close attention are deemed to be Special Mention. • Substandard: Loans with the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. • Doubtful: Loans that have all the weaknesses inherent in those classified Substandard with the added characteristic that the weakness present makes collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. 90

The following tables present the risk rating of loans and gross charge-offs by year of origination as of:

	December 31, 2024							
(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving	Total
Construction and Land Development								
Risk Ratings:								
Pass	$ 113,993	$ 160,801	$ 161,122	$ 39,276	$ 8,547	$ 36,342	$ 126,659	$ 646,740
Special Mention	—	—	—	—	—	75	—	75
Substandard	—	—	183	90	—	965	—	1,238
Doubtful	—	—	—	—	—	—	—	—
Total	$ 113,993	$ 160,801	$ 161,305	$ 39,366	$ 8,547	$ 37,382	$ 126,659	$ 648,053
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1
Commercial real estate - owner occupied								
Risk Ratings:								
Pass	$ 184,312	$ 139,197	$ 260,266	$ 257,711	$ 153,702	$ 628,391	$ 20,674	$ 1,644,253
Special Mention	—	—	4,975	2,344	2,418	7,965	1	17,703
Substandard	89	1,061	2,821	377	5,870	14,106	349	24,673
Doubtful	—	—	—	—	—	—	—	—
Total	$ 184,401	$ 140,258	$ 268,062	$ 260,432	$ 161,990	$ 650,462	$ 21,024	$ 1,686,629
Gross Charge-Offs	$ —	$ —	$ 179	$ —	$ —	$ 162	$ —	$ 341
Commercial real estate - non-owner occupied								
Risk Ratings:								
Pass	$ 495,361	$ 236,306	$ 820,739	$ 581,892	$ 237,777	$ 1,012,209	$ 24,752	$ 3,409,036
Special Mention	27	—	4,773	1,269	5,265	25,245	—	36,579
Substandard	—	—	10,462	10,684	16,437	20,610	—	58,193
Doubtful	—	—	—	—	—	—	—	—
Total	$ 495,388	$ 236,306	$ 835,974	$ 593,845	$ 259,479	$ 1,058,064	$ 24,752	$ 3,503,808
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ 89	$ 1,396	$ —	$ 1,485
Residential real estate								
Risk Ratings:								
Pass	$ 130,178	$ 173,606	$ 492,412	$ 631,313	$ 153,786	$ 490,156	$ 517,136	$ 2,588,587
Special Mention	—	22	—	—	—	164	3,434	3,620
Substandard	693	1,019	5,068	1,212	105	7,041	9,440	24,578
Doubtful	—	—	—	—	—	—	—	—
Total	$ 130,871	$ 174,647	$ 497,480	$ 632,525	$ 153,891	$ 497,361	$ 530,010	$ 2,616,785
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ 40	$ 62	$ 32	$ 134

91

	December 31, 2024							
(In thousands)	2024	2023	2022	2021	2020	Prior	Revolving	Total
Commercial and financial								
Risk Ratings:								
Pass	$ 373,569	$ 180,423	$ 253,120	$ 232,427	$ 82,964	$ 117,276	$ 362,701	$ 1,602,480
Special Mention	—	382	755	2,839	232	1,904	2,163	8,275
Substandard	—	115	8,547	9,810	6,147	10,604	5,376	40,599
Doubtful	—	—	—	—	—	—	—	—
Total	$ 373,569	$ 180,920	$ 262,422	$ 245,076	$ 89,343	$ 129,784	$ 370,240	$ 1,651,354
Gross Charge-Offs	$ —	$ —	$ 2,762	$ 10,669	$ —	$ 3,111	$ 1,074	$ 17,616
Consumer								
Risk Ratings:								
Pass	$ 14,627	$ 14,049	$ 26,332	$ 20,721	$ 11,682	$ 30,022	$ 67,562	$ 184,995
Special Mention	—	5	1	—	—	—	54	60
Substandard	75	25	4,953	40	2,435	737	1	8,266
Doubtful	—	—	—	—	—	—	—	—
Total	$ 14,702	$ 14,079	$ 31,286	$ 20,761	$ 14,117	$ 30,759	$ 67,617	$ 193,321
Gross Charge-Offs	$ 789	$ 457	$ 5,471	$ 4,828	$ 255	$ 221	$ 267	$ 12,288
Consolidated								
Total	$ 1,312,924	$ 907,011	$ 2,056,529	$ 1,792,005	$ 687,367	$ 2,403,812	$ 1,140,302	$ 10,299,950
Gross Charge-Offs	$ 789	$ 457	$ 8,412	$ 15,497	$ 384	$ 4,953	$ 1,373	$ 31,865

	December 31, 2023							
(In thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Total
Construction and Land Development								
Risk Ratings:								
Pass	$ 80,750	$ 295,043	$ 107,158	$ 20,199	$ 21,942	$ 28,902	$ 210,716	$ 764,710
Special Mention	—	1,407	—	—	—	393	289	2,089
Substandard	—	—	—	—	—	499	324	823
Doubtful	—	—	—	—	—	—	—	—
Total	$ 80,750	$ 296,450	$ 107,158	$ 20,199	$ 21,942	$ 29,794	$ 211,329	$ 767,622
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate - owner occupied								
Risk Ratings:								
Pass	$ 145,642	$ 272,384	$ 281,870	$ 165,475	$ 171,897	$ 551,177	$ 36,952	$ 1,625,397
Special Mention	—	159	1,335	—	524	9,122	1	11,141
Substandard	—	6,024	1,057	6,991	7,116	12,491	64	33,743
Doubtful	—	—	—	—	—	—	—	—
Total	$ 145,642	$ 278,567	$ 284,262	$ 172,466	$ 179,537	$ 572,790	$ 37,017	$ 1,670,281
Gross Charge-Offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

92

(In thousands)	2023	2022	2021	2020	2019	Prior	Revolving	Total
				December 31, 2023				
Commercial real estate - non-owner occupied								
Risk Ratings:								
Pass	$ 234,226	$ 784,525	$ 657,499	$ 288,747	$ 397,031	$ 841,062	$ 25,954	$ 3,229,044
Special Mention	—	29,381	2,092	2,964	—	12,120	—	46,557
Substandard	—	685	8,723	9,398	10,427	14,806	250	44,289
Doubtful	—	—	—	—	—	—	—	—
Total	$ 234,226	$ 814,591	$ 668,314	$ 301,109	$ 407,458	$ 867,988	$ 26,204	$ 3,319,890
Gross Charge-Offs	$ —	$ —	$ 11	$ —	$ —	$ —	$ 109	$ 120
Residential real estate								
Risk Ratings:								
Pass	$ 177,000	$ 450,366	$ 649,086	$ 160,889	$ 95,288	$ 413,719	$ 479,047	$ 2,425,395
Special Mention	208	—	—	—	58	482	4,004	4,752
Substandard	95	—	919	123	314	8,960	5,134	15,545
Doubtful	—	—	—	—	—	—	—	—
Total	$ 177,303	$ 450,366	$ 650,005	$ 161,012	$ 95,660	$ 423,161	$ 488,185	$ 2,445,692
Gross Charge-Offs	$ —	$ —	$ —	$ 44	$ —	$ 159	$ 153	$ 356
Commercial and financial								
Risk Ratings:								
Pass	$ 315,560	$ 336,071	$ 333,113	$ 127,069	$ 66,165	$ 89,002	$ 269,108	$ 1,536,088
Special Mention	136	2,167	1,064	1,005	503	1,103	2,191	8,169
Substandard	—	18,558	21,643	1,380	5,889	11,842	3,961	63,273
Doubtful	—	—	—	—	—	358	—	358
Total	$ 315,696	$ 356,796	$ 355,820	$ 129,454	$ 72,557	$ 102,305	$ 275,260	$ 1,607,888
Gross Charge-Offs	$ 1,198	$ 117	$ 659	$ 3,007	$ 582	$ 12,584	$ 418	$ 18,565
Consumer								
Risk Ratings:								
Pass	$ 20,557	$ 66,699	$ 45,534	$ 19,747	$ 20,300	$ 19,080	$ 56,473	$ 248,390
Special Mention	5	334	279	77	5	194	65	959
Substandard	66	930	891	103	51	177	—	2,218
Doubtful	—	—	—	—	—	—	—	—
Total	$ 20,628	$ 67,963	$ 46,704	$ 19,927	$ 20,356	$ 19,451	$ 56,538	$ 251,567
Gross Charge-Offs	$ 74	$ 1,910	$ 2,218	$ 362	$ 263	$ 666	$ 261	$ 5,754
Consolidated								
Total	$ 974,245	$ 2,264,733	$ 2,112,263	$ 804,167	$ 797,510	$ 2,015,489	$ 1,094,533	$ 10,062,940
Gross Charge-Offs	$ 1,272	$ 2,027	$ 2,888	$ 3,413	$ 845	$ 13,409	$ 941	$ 24,795

93

Troubled Borrower Modifications The following tables present the amortized cost of TBM loans that were modified during the years ended December 31, 2024 and December 31, 2023. December 31, 2024 (In thousands) Rate Reduction or Rate Reduction with Term Extension Term Extension and/or Payment Delay Total1 % of Total Class of Loans Construction and land development $ — $ 115 $ 115 0.02 % Commercial real estate - owner occupied 2,945 — 2,945 0.17 Commercial real estate - non-owner occupied 174 — 174 — Residential real estate 112 360 472 0.02 Commercial and financial 2,450 1,820 4,270 0.26 Consumer2 — 71 71 0.04 Totals $ 5,681 $ 2,366 $ 8,047 0.08% 1At December 31, 2024, there were no unfunded lending related commitments associated with TBMs. 2Excludes $0.8 million of consumer TBMs held for sale, with term extensions and/or payment delays. December 31, 2023 (In thousands) Term Extension and/or Payment Delay1 % of Total Class of Loans Residential real estate $ 818 0.03 % Commercial and financial 12,711 0.79 Consumer 3,988 1.59 Totals $ 17,517 0.17% 1At December 31, 2023, there were no unfunded lending related commitments associated with TBMs. 94

The following tables present the payment status of TBM loans that were modified in the twelve months prior to December 31, 2024 and in the twelve months prior to December 31, 2023.

	December 31, 2024					
(In thousands)	Current	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater Than 90 Days	Nonaccrual	Total
Construction and land development	$ 115	$ —	$ —	$ —	$ —	$ 115
Commercial real estate - owner occupied	—	—	—	—	2,945	2,945
Commercial real estate - non-owner occupied	—	—	—	—	174	174
Residential real estate	142	—	—	—	330	472
Commercial and financial	1,878	—	—	—	2,393	4,271
Consumer[1]	—	—	—	—	71	71
Totals	$ 2,134	$ —	$ —	$ —	$ 5,913	$ 8,047

[1]*Excludes $0.8 million of consumer TBM loans held for sale.*

	December 31, 2023					
(In thousands)	Current	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing Greater Than 90 Days	Nonaccrual	Total
Residential real estate	$ 596	$ —	$ —	$ —	$ 222	$ 818
Commercial and financial	244	—	—	—	12,467	12,711
Consumer	3,166	211	156	143	312	3,988
Totals	$ 4,006	$ 211	$ 156	$ 143	$ 13,001	$ 17,517

TBM loans that had a payment default during the year ending December 31, 2024 and were modified in the 12 months before default were immaterial as of December 31, 2024.

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Note 5 - Allowance for Credit Losses

Activity in the allowance for credit losses is summarized as follows:

(In thousands)	For the Year Ended December 31, 2024 Beginning Balance	Provision for Credit Losses	Charge-Offs	Recoveries	Ending Balance
Construction and land development	$ 8,637	$ (1,404)	$ (1)	$ 20	$ 7,252
Commercial real estate - owner occupied	5,529	6,629	(341)	8	11,825
Commercial real estate - non-owner occupied	48,288	(3,096)	(1,485)	159	43,866
Residential real estate	39,016	(150)	(134)	436	39,168
Commercial and financial	34,343	7,789	(17,616)	3,017	27,533
Consumer	13,118	6,490	(12,288)	1,091	8,411
Total	$ 148,931	$ 16,258	$ (31,865)	$ 4,731	$ 138,055

(In thousands)	For the Year Ended December 31, 2023 Beginning Balance	Initial Allowance on PCD Loans Acquired During the Period	Provision for Credit Losses	Charge-Offs	Recoveries	Ending Balance
Construction and land development	$ 6,464	$ 5	$ 2,160	$ —	$ 8	$ 8,637
Commercial real estate - owner occupied	6,051	139	(663)	—	2	5,529
Commercial real estate - non-owner occupied	43,258	647	4,315	(120)	188	48,288
Residential real estate	29,605	400	8,858	(356)	509	39,016
Commercial and financial	15,648	17,527	17,644	(18,565)	2,089	34,343
Consumer	12,869	161	5,204	(5,754)	638	13,118
Total	$ 113,895	$ 18,879	$ 37,518	$ (24,795)	$ 3,434	$ 148,931

(In thousands)	For the Year Ended December 31, 2022 Beginning Balance	Initial Allowance on PCD Loans Acquired During the Period	Provision for Credit Losses	Charge-Offs	Recoveries	TDR Allowance Adjustments	Ending Balance
Construction and land development	$ 2,751	$ 518	$ 3,127	$ —	$ 68	$ —	$ 6,464
Commercial real estate - owner occupied	8,579	38	(2,566)	—	—	—	6,051
Commercial real estate - non-owner occupied	36,617	880	5,871	(179)	69	—	43,258
Residential real estate	12,811	229	16,284	(84)	393	(28)	29,605
Commercial and financial	19,744	1,699	(5,367)	(1,233)	807	(2)	15,648
Consumer	2,813	1,911	8,834	(1,415)	733	(7)	12,869
Total	$ 83,315	$ 5,275	$ 26,183	$ (2,911)	$ 2,070	$ (37)	$ 113,895

Management establishes the allowance using relevant available information from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Forecast data is sourced from Moody's, a firm widely recognized for its research, analysis, and economic forecasts. The forecasts of future economic conditions are over the expected remaining life of the loan using economic forecasts that revert to long-term historical averages over time.

As of December 31, 2024 and December 31, 2023, the Company utilized a multiple scenario model comprised of a blend of Moody's economic scenarios and considered the uncertainty associated with the assumptions in the scenarios, including

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continued actions taken by the Federal Reserve with regard to monetary policy and interest rates and the potential impact of those actions. Outcomes could differ from the scenarios utilized, and the Company incorporated qualitative considerations reflecting the risk of uncertain economic conditions, and for additional dimensions of risk that may not be captured in the quantitative model. The following section discusses changes in the level of the allowance for credit losses for the year ended December 31, 2024. The allowance decreased $10.9 million, or 7.3%, during 2024 to $138.1 million, or 1.34%, of loans held for investment as of December 31, 2024. In the Construction and Land Development segment, the decrease in the allowance is primarily due to a decrease in outstanding loan balances. In this segment, the primary source of repayment typically stems from proceeds of the sale or permanent financing of the underlying property. Therefore, industry, collateral type and estimated collateral values are among the relevant factors in assessing expected losses. In the Commercial Real Estate - Owner-Occupied segment, the allowance increased due to continued uncertainty in connection with commercial real estate valuations broadly. Risk characteristics include, but are not limited to, collateral type, note structure, and loan seasoning. In the Commercial Real Estate - Non-Owner-Occupied segment, the allowance decrease is driven by an improvement in the economic forecast, partially offset by the impact of higher outstanding loan balances. Repayment is often dependent upon rental income from the successful operation of the underlying property or from the sale of the property. Loan performance may be adversely affected by general economic conditions or conditions specific to the real estate market, including property types. Collateral type, note structure, and loan seasoning are among the risk characteristics analyzed for this segment. The Residential Real Estate segment includes residential mortgage, home equity loans and HELOCs. The allowance reflects higher loan balances partially offset by an improvement in macroeconomic factors. Risk characteristics considered for this segment include, but are not limited to, borrower FICO score, lien position, loan to value ratios, and loan seasoning. In the Commercial and Financial segment, borrowers are primarily small to medium-sized professional firms and other businesses, and loans are generally supported by projected cash flows of the business, collateralized by business assets, and/or guaranteed by the business owners. The decrease in the allowance is primarily due to resolution of several impaired relationships that were previously reserved. Industry, collateral type, estimated collateral values, and loan seasoning are among the relevant factors in assessing expected losses. Consumer loans include installment and revolving lines, loans for automobiles, boats, and other personal or family purposes. Risk characteristics considered for this segment include, but are not limited to, collateral type, loan to value ratios, loan seasoning and FICO scores. The decrease in allowance for Consumer was driven by the decision to sell approximately $20 million in acquired unsecured loans, resulting in a decrease in loan balances and charge-offs of $2.9 million upon the transfer to held-for-sale. Note 6 – Derivatives Interest Rate Contracts The Company offers interest rate swaps when requested by customers to allow them to hedge the risk of rising interest rates on their variable rate loans. Upon entering into these swaps, the Company enters into offsetting positions with counterparties in order to minimize the interest rate risk. These back-to-back swaps are freestanding financial derivatives with the fair values reported in Other Assets and Other Liabilities. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under the arrangements for financial statement presentation purposes. Gains and losses on these back-to-back swaps, which offset, are recorded through noninterest income. Interest Rate Swaps Designated as Fair Value Hedges The Company has entered into interest rate swap contracts to hedge the risk of changes in fair value of the AFS securities portfolio due to changes in SOFR. The Company considers these derivatives to be highly effective at offsetting changes in interest rates and assesses the effectiveness on a quarterly basis. The effect of changes in interest rates on the fair value of these derivative contracts is recognized in other comprehensive income. These derivative instruments are primarily for risk management purposes. For the year ended December 31, 2024, the Company recognized, through other comprehensive income, 97 net losses of $2.7 million, and reclassified net gains of $0.4 million out of accumulated other comprehensive income into interest income. For the year ended December 31, 2023, the Company recognized net gains through other comprehensive income of $2.6 million and reclassified net gains of $35 thousand out of accumulated other comprehensive income into interest income.

The Company has entered into interest rate swap contracts to hedge the risk of changes in the fair value of a pool of residential mortgages due to changes in SOFR. These fair value hedges utilize the portfolio layer method. The Company considers these derivatives to be highly effective at offsetting changes in interest rates and assesses the effectiveness on a quarterly basis. The effect of changes in interest rates on the fair value of these derivative contracts is recognized in interest income. These derivative instruments are primarily for risk management purposes. For the years ended December 31, 2024 and December 31, 2023, the Company recognized gains through interest income of $2.3 million and $16 thousand, respectively.

(In thousands)	Notional Amount	Fair Value	Balance Sheet Category
December 31, 2024			
Interest rate contracts[1]	$ 910,640	$ 28,184	Other Assets and Other Liabilities
Securities fair value hedges	400,000	436	Other Assets
Residential mortgage fair value hedges	400,000	121	Other Assets and Other Liabilities
December 31, 2023			
Interest rate contracts[1]	$ 605,735	$ 28,804	Other Assets and Other Liabilities
Securities fair value hedges	400,000	2,677	Other Assets
Residential mortgage fair value hedges	200,000	75	Other Liabilities

[1]Interest rate contracts include risk participation agreements with notional amounts of $28.9 million and $9.4 million at December 31, 2024, and December 31, 2023, respectively with nominal fair value in both periods.

The following table presents amounts recorded on the Consolidated Balance Sheet related to cumulative basis adjustments for fair value hedges.

	Carrying amount of the hedged items at December 31,		Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items at December 31,	
(In thousands)	2024	2023	2024	2023
Securities available-for-sale [1]	$ 460,126	$ 584,108	$ 35	$ 2,643
Loans, net [2]	596,632	633,693	283	44

[1] At December 31, 2024, and December 31, 2023, the amortized cost basis and unallocated basis adjustments used in hedging relationships was $553.8 million and $680.6 million, respectively. Refer to "Note 3 - Securities" for a reconciliation of the amortized cost and fair value of AFS securities.

[2] These amounts represent the amortized cost basis of closed portfolios used to designate hedging relationships in which the hedged item is the stated amount of assets in the closed portfolios anticipated to be outstanding for the designated hedge period. At December 31, 2024, the portfolio layer method was $400 million, of which $400 million was designated as hedged. At December 31, 2023, the portfolio layer method was $200 million, of which $200 million was designated as hedged.

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Note 7 - Bank Premises and Equipment Bank premises and equipment consisted of the following: December 31, 2024 Premises (including land of $35,167) $ 135,362 $ (40,235) $ 95,127 Furniture and equipment 47,024 (34,596) 12,428 Total $ 182,386 $ (74,831) $ 107,555 December 31, 2023 Premises (including land of $35,588) $ 138,773 $ (36,500) $ 102,273 Furniture and equipment 42,507 (31,476) 11,031 Total $ 181,280 $ (67,976) $ 113,304 (In thousands) Cost Accumulated Depreciation & Amortization Net Carrying Value Note 8 - Goodwill and Acquired Intangible Assets The following table presents changes in the carrying amount of goodwill: For the Year Ended December 31, (In thousands) 2024 2023 2022 Beginning of year $ 732,417 $ 480,319 $ 252,154 Changes from business combinations — 252,098 228,165 Total $ 732,417 $ 732,417 $ 480,319 The Company performs an analysis for goodwill impairment annually in the fourth quarter or more frequently as considered necessary. The Company performed a qualitative goodwill assessment in the fourth quarter of 2024, and concluded that a quantitative goodwill impairment test was not necessary as it was not more likely-than-not that the fair value of the Company’s reporting unit was below the carrying amount. Based on the analyses performed, the Company concluded that goodwill was not impaired during the periods presented. Acquired intangible assets primarily consist of CDI, which are intangible assets arising from the purchase of deposits separately or from bank acquisitions. The change in balance for CDI is as follows: For the Year Ended December 31, (In thousands) 2024 2023 2022 Beginning of year $ 91,702 $ 71,285 $ 12,998 Acquired CDI, including measurement period adjustments — 49,143 67,388 Amortization expense (23,628) (28,726) (9,101) End of year $ 68,074 $ 91,702 $ 71,285 99

The gross carrying amount and accumulated amortization of the Company's CDI subject to amortization as of: December 31, 2024 December 31, 2023 (In thousands) Gross Carrying Amount Accumulated Amortization Gross Carrying Amount Accumulated Amortization Core deposit intangible $ 125,720 $ (57,646) $ 135,212 $ (43,511) The annual amortization expense for the Company's CDI for each of the five years subsequent to December 31, 2024 is $19.9 million, $16.4 million, $13.0 million, $9.3 million and $6.1 million, respectively. Certain customer relationships were acquired in 2022 through the acquisition of Drummond and its insurance agency subsidiary. The gross carrying amount assigned to these relationships as of December 31, 2024 is $2.6 million and the accumulated amortization is $0.6 million. The intangible asset is being amortized on a straight line basis over 10 years. The carrying value of servicing rights retained from the sale of the guaranteed portion of SBA loans totaled $1.7 million at December 31, 2024 and 2023. Note 9 - Borrowings A significant portion of the Company's short-term borrowings were comprised of securities sold under agreements to repurchase with overnight maturities: For the Year Ended December 31, (In thousands) 2024 2023 Maximum amount outstanding at any month end $ 352,272 $ 374,573 Weighted-average interest rate at end of year 2.66% 3.48% Average amount outstanding $ 269,255 $ 270,999 Weighted-average interest rate during the year 3.43% 3.07% Securities sold under agreements to repurchase are accounted for as secured borrowings. For securities sold under agreements to repurchase, the Company is required to pledge collateral with value sufficient to fully collateralize borrowings. Company securities pledged were as follows by collateral type and maturity as of: December 31, (In thousands) 2024 2023 Fair value of pledged securities - overnight and continuous: Mortgage-backed securities and collateralized mortgage obligations of U.S. government- sponsored entities $ 237,074 $ 396,378 At December 31, 2024, the Company had available secured lines of credit totaling $4.0 billion, inclusive of lendable collateral of $2.6 billion and $1.4 billion at the Federal Reserve and the FHLB, respectively. Of the $1.4 billion at the FHLB, $245.0 million was outstanding at December 31, 2024. During 2024, the average interest rate on FHLB borrowings was 4.20% and the weighted-average interest rate on balances outstanding at December 31, 2024 was 4.19%. 100

The following table details the maturities of our FHLB borrowings at December 31, 2024:

(In thousands)	Contractual Interest Rate	Carrying Value
2025	N/A	$ —
2026	4.2 - 4.7%	135,000
2027	4.1 %	90,000
2028	N/A	—
2029	3.9 %	20,000
Thereafter	N/A	—
Total		$ 245,000

The following table summarizes the Company's junior subordinated trust preferred debentures and related common equity securities as of December 31, 2024:

(In thousands)

Description	Issuance Date	Acquisition Date[1]	Maturity Date	Junior Subordinated Debt	Trust Preferred Securities	Common Equity Securities	Contractual Interest Rate	Interest Rate at December 31, 2024
SBCF Capital Trust I	3/31/2005	NA	3/31/2035	$ 20,619	$ 20,000	$ 619	3 month SOFR +201bps	6.34%
SBCF Statutory Trust II	12/16/2005	NA	12/16/2035	20,619	20,000	619	3 month SOFR +159bps	5.95%
SBCF Statutory Trust III	6/29/2007	NA	6/15/2037	12,372	12,000	372	3 month SOFR +161bps	5.97%
The BANKshares, Inc. Statutory Trust I	12/19/2002	10/1/2014	12/26/2032	5,155	5,000	155	3 month SOFR +351bps	7.84%
The BANKshares, Inc. Statutory Trust II	3/17/2004	10/1/2014	3/17/2034	4,124	4,000	124	3 month SOFR +305bps	7.40%
The BANKshares, Inc. Capital Trust I	12/15/2005	10/1/2014	12/15/2035	5,155	5,000	155	3 month SOFR +165bps	6.17%
Grand Bank Capital Trust I	10/29/2004	7/17/2015	10/29/2034	7,217	7,000	217	3 month SOFR +198bps	6.57%
				$ 75,261	$ 73,000	$ 2,261		

[1] *Acquired junior subordinated debentures were recorded at their acquisition date fair values, which collectively was $5.6 million lower than face value; this amount is being amortized into interest expense over the remaining term to maturity.*

Interest on the trust preferred securities is calculated on the basis of 3-month SOFR plus spread and is re-set quarterly. The trust preferred securities may be redeemed without penalty, upon approval of the FRB or upon occurrence of certain events affecting their tax or regulatory capital treatment. The proceeds of the offering of trust preferred securities and common equity securities were used by SBCF Capital Trust I and SBCF Statutory Trust II to purchase the $41.2 million junior subordinated deferrable interest notes issued by the Company, and by SBCF Statutory Trust III to purchase the $12.4 million junior subordinated deferrable interest notes issued by the Company, all of which have terms substantially similar to the trust preferred securities.

The Company has the right to defer payments of interest on the notes at any time or from time to time at the Company's election. Interest can be deferred for a period not longer than five years. If the Company elects to defer interest, it may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. As of December 31, 2024, 2023 and 2022, all interest payments on trust preferred securities were current.

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Distributions on the trust preferred securities are payable quarterly. The Company has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Company also agrees, on a subordinated basis, to pay expenses and liabilities of the Trusts other than those arising under the trust preferred securities. The obligations of the Company under the junior subordinated notes, the trust agreement establishing the Trusts, the guarantees and agreements as to expenses and liabilities, in aggregate, constitute a full and conditional guarantee by the Company of the Trusts' obligations under the trust preferred securities. In 2022, the Company obtained $12.3 million in senior notes through the acquisition of Apollo. Contractual interest is paid on a semiannual basis at a fixed rate of 5.50% until October 30, 2025, at which point the rate converts to a floating rate of 3-month SOFR plus 533 basis points. At and after October 30, 2025, the notes are redeemable at par. The debt was recorded at fair value, resulting in a $0.4 million premium that is being amortized into interest expense over the remaining term to maturity. In 2023, the Company acquired $25.0 million in subordinated debt through the acquisition of Professional. Contractual interest is paid on a semiannual basis at a fixed interest rate of 3.375% until January 30, 2027, at which point the rate converts to a 3- month SOFR rate plus 203 basis points paid quarterly. At and after January 30, 2027, the notes are redeemable at par. The debt was recorded at fair value, resulting in a $3.9 million discount that is being accreted into interest expense over the remaining term to maturity. Note 10 - Employee Benefits and Stock Compensation The Company’s defined contribution plan covers substantially all employees after one year of service and includes a matching benefit for employees who can elect to defer a portion of their compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plan. The Company's contributions to this plan charged to expense were $5.2 million in 2024, $4.8 million in 2023, and $3.5 million in 2022. The Company, through its Compensation and Governance Committee of the Board of Directors (the “Compensation Committee”), offers equity compensation to employees and non-employee directors of Seacoast and Seacoast Bank in the form of various share-based awards, including stock options, RSAs, or RSUs. The awards may vest over time, have certain performance based criteria, or both. Stock options are granted with an exercise price at least equal to the market price of the Company’s stock at the date of grant. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. Compensation cost is amortized on a straight-line basis over the vesting period. Vesting is determined by the Compensation Committee at the time of grant, generally over five years. The options have a maximum term of ten years. The fair value of RSAs and RSUs are estimated based on the price of the Company’s common stock on the date of grant. Compensation cost is measured straight-line for RSAs and ratably for RSUs over the vesting period of the awards and reversed for awards that are forfeited due to unfulfilled service or performance criteria. To the extent the Company has treasury shares available, stock options exercised or stock grants awarded may be issued from treasury shares. If treasury shares are insufficient, the Company can issue new shares. Vesting of share-based awards is immediately accelerated on death or disability of the recipient. The Compensation Committee may, at its discretion, accelerate vesting upon retirement or upon the event of a change-in-control. Awards are currently granted under the Seacoast 2021 Incentive Plan (“2021 Plan”), with 3,750,000 authorized shares for issuance, plus shares of underlying awards outstanding under the 2013 Incentive Plan (the “Prior Plan”) that thereafter terminate or expire unexercised or are cancelled, forfeited or lapse for any reason under the Prior Plan. 102

The impact of share-based compensation on the Company’s financial results is presented below: For the Year Ended December 31, (In thousands) 2024 2023 2022 Share-based compensation expense1 $ 13,744 $ 13,440 $ 11,155 Income tax benefit $ (3,483) $ (3,406) $ (2,827) 1 Excludes $10.3 million in 2023 and $10.4 million in 2022 associated with replacement awards granted in bank acquisitions. The total unrecognized compensation cost and the weighted-average period over which unrecognized compensation cost is expected to be recognized related to non-vested share-based compensation arrangements at December 31, 2024 is presented below: (In thousands) Unrecognized Compensation Cost Weighted-Average Period Remaining (Years) Restricted stock awards $ 16,339 1.80 Restricted stock units 6,829 2.21 Total $ 23,168 1.92 Restricted Stock Awards RSAs are granted to various employees and vest over time, generally three years. Compensation cost of RSAs is based on the market value of the Company’s common stock at the date of grant and is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur. A summary of the status of the Company’s non-vested RSAs as of December 31, 2024, and changes during the year then ended, is presented below: Restricted Award Shares Weighted-Average Grant-Date Fair Value Non-vested at January 1, 2024 763,212 $ 27.45 Granted 613,534 25.00 Forfeited/Canceled (78,272) 26.71 Vested (340,952) 28.78 Non-vested at December 31, 2024 957,522 $ 25.47 Information regarding restricted stock awards during each of the following years is presented below: For the Year Ended December 31, 2024 2023 2022 Weighted-average grant date fair value $ 25.00 $ 24.57 $ 33.08 Fair value of awards vested1 $ 9,813 $ 8,156 $ 6,923 1Based on grant date fair value, in thousands. 103

Restricted Stock Units RSUs allow the grantee to earn 0%-225% of the target award based on the Company's achievement of performance goals relating to average annual earnings per share growth and average annual return on average tangible equity relative to a group of peer companies, each measured over a three year period beginning with the year of grant. A summary of the status of the Company’s non-vested RSUs as of December 31, 2024, and changes during the year then ended, is presented below: Restricted Award Units Weighted-Average Grant-Date Fair Value Non-vested at January 1, 2024 383,701 $ 29.31 Granted 260,999 25.75 Forfeited/Canceled (40,208) 31.00 Vested (82,966) 36.52 Non-vested at December 31, 2024 521,526 $ 26.25 Information regarding restricted stock units during each of the following years is presented below: For the Year Ended December 31, 2024 2023 2022 Weighted-average grant date fair value $ 25.75 $ 22.84 $ 34.11 Fair value of awards vested1 $ 3,030 $ 1,997 $ 2,305 1Based on grant date fair value, in thousands. Stock Options The fair value of options and warrants granted is estimated on the date of grant using the Black-Scholes options-pricing model. In 2023 and 2022, a total of 1,016,619 options to purchase shares of Seacoast stock were granted to option holders of acquired entities in accordance with the terms of the merger agreements. The Company did not grant any stock options in 2024. For the Year Ended December 31, 2024 2023 2022 Risk-free interest rates N/A 4.25% 2.21 % Expected dividend yield N/A 2.45% 1.95 % Expected volatility N/A 64.32% 32.09 % Expected lives (years) N/A 1.8 1.0 A summary of the Company’s stock options as of December 31, 2024, and changes during the year then ended, is presented below: Options Weighted- Average Exercise Price Outstanding at January 1, 2024 823,963 $ 20.48 Granted — — Exercised (185,606) 13.31 Expired (17,715) 30.04 Outstanding and Exercisable at December 31, 2024 620,642 $ 22.38 Weighted-Average Remaining Contractual Term (Years) 2.70 Aggregate Intrinsic Value (000s) $ 3,933 104

The following table presents information related to stock options during each of the following years: For the Year Ended December 31, 2024 2023 2022 Weighted-average grant date fair value N/A $ 12.63 $ 14.28 Intrinsic value of stock options exercised, in thousands $ 2,487 5,969 8,860 Supplemental Executive Retirement Plan The Company sponsors a SERP, which is a non-qualified deferred compensation arrangement that provides the Company's CEO with supplemental retirement benefits. The present value of the accumulated benefit, which is recorded as an accrued liability, was $0.5 million and $0.4 million as of December 31, 2024 and 2023, respectively. Employee Stock Purchase Plan The ESPP authorizes the Company to issue up to 800,000 common shares of the Company’s common stock to eligible employees of the Company. These shares may be purchased by employees at a price equal to 95% of the fair market value of the shares on the purchase date. Employee contributions to the ESPP are made through payroll deductions. 2024 2023 2022 ESPP shares purchased 32,840 35,630 20,972 Weighted-average employee purchase price $ 24.42 $ 22.56 $ 30.76 Note 11 - Lease Commitments The Company is the lessee in various noncancellable operating leases for land, buildings, and equipment. Certain leases contain provisions for variable lease payments that are linked to the consumer price index. Lease cost consists of: For the Year Ended December 31, (In thousands) 2024 2023 2022 Operating lease cost $ 10,622 $ 10,667 $ 8,111 Variable lease cost 3,023 2,827 1,599 Short-term lease cost 556 919 427 Sublease income (574) (639) (704) Total lease cost $ 13,627 $ 13,774 $ 9,433 The following table provides supplemental information related to leases: As of and For the Year Ended December 31, (In thousands, except for weighted-average data) 2024 2023 Operating lease right-of-use assets $ 40,935 $ 46,772 Operating lease liabilities 44,717 50,545 Cash paid during the year for amounts included in the measurement of operating lease liabilities 10,600 10,005 Right-of-use assets recorded during the year in exchange for new or renewed operating lease obligations 2,815 4,139 Right-of-use assets obtained during the year through bank acquisition — 3,909 Weighted-average remaining lease term for operating leases 6.4 years 7.0 years Weighted-average discount rate for operating leases 5.10% 4.94% 105

The Company’s lease agreements often include one or more options to renew at the Company’s discretion. If, at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company includes the extended term in the calculation of the lease liability. Maturities of lease liabilities as of December 31, 2024 are as follows: (In thousands) Payments Due 2025 $ 10,211 2026 9,023 2027 8,003 2028 6,961 2029 4,727 Thereafter 12,311 Total undiscounted cash flows 51,236 Less: Net present value adjustment (6,519) Total $ 44,717 Note 12 - Income Taxes The provision for income taxes is as follows: For the Year Ended December 31, (In thousands) 2024 2023 2022 Current Federal $ 19,415 $ 14,716 $ 2,770 State 5,887 6,061 (1,266) Deferred Federal 8,882 9,524 23,710 State 670 (82) 6,415 $ 34,854 $ 30,219 $ 31,629 The difference between the total expected tax expense (computed by applying the U.S. Federal tax rate of 21% to pretax income) and the reported income tax provision relating to income before income taxes is as follows: For the Year Ended December 31, (In thousands) 2024 2023 2022 Tax rate applied to income before income taxes $ 32,727 $ 28,193 $ 29,009 Increase (decrease) resulting from the effects of: Nondeductible acquisition costs — 300 924 Tax exempt interest on loans and securities (852) (639) (406) Income from bank owned life insurance (2,108) (2,217) (935) State income taxes (1,377) (1,256) (1,081) Tax credit investments (641) (402) (406) Stock compensation 66 (446) (992) Executive compensation disallowance 111 638 402 Other 371 69 (36) Federal tax provision 28,297 24,240 26,479 State tax provision 6,557 5,979 5,150 Total income tax provision $ 34,854 $ 30,219 $ 31,629 106

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of: December 31, (In thousands) 2024 2023 Allowance for credit losses $ 38,093 $ 40,710 Other real estate owned 220 91 Accrued stock compensation 4,296 4,556 Federal tax loss carryforward 2,364 2,660 State tax loss carryforward 1,160 1,084 Lease liabilities 11,334 12,811 Net unrealized securities losses 49,446 50,817 Deferred compensation 3,118 2,828 Accrued interest and fee income 22,244 34,665 Other 4,951 7,027 Gross deferred tax assets 137,226 157,249 Less: Valuation allowance — — Deferred tax assets net of valuation allowance 137,226 157,249 Core deposit intangible (18,040) (24,301) Net unrealized derivatives gains 9 (670) Premises and equipment (841) (1,771) Right-of-use assets (10,375) (11,854) Other (4,990) (5,421) Gross deferred tax liabilities (34,237) (44,017) Net deferred tax assets $ 102,989 $ 113,232 Included in the table above is the effect of temporary differences associated with the Company's investments in debt securities accounted for under ASC Topic 320, Investments - Debt Securities, for which no deferred tax expense or benefit was recognized. These items are recorded as Accumulated Other Comprehensive Income in the shareholders' equity section of the consolidated balance sheet. In 2024, net unrealized losses on debt securities of $207.3 million resulted in a deferred tax asset of $49.4 million. In 2023, unrealized losses of $212.7 million resulted in a deferred tax asset of $50.8 million. At December 31, 2024, the Company's net DTAs of $103.0 million consisted of $87.0 million of net U.S. federal DTAs and $20.7 million of net state DTAs. At December 31, 2023, the Company's net DTAs of $113.2 million consisted of $91.0 million of net U.S. federal DTAs and $22.2 million of net state DTAs. Management assesses the necessity of a valuation allowance recorded against DTAs at each reporting period. The determination of whether a valuation allowance for net DTAs is appropriate is subject to considerable judgment and requires an evaluation of positive and negative evidence. Based on an assessment of relevant evidence, including favorable trending in asset quality and certainty regarding the amount of future taxable income that the Company forecasts, management concluded that it was more likely than not that its net DTAs will be realized based upon future taxable income. Management's determination in the realization of projected future taxable income is based upon analysis of the Company's risk profile and its trending financial performance, including credit quality. The Company believes it can reasonably predict future results of operations that result in taxable income at sufficient levels over the future period of time that the Company has available to realize its net DTA. Management expects to realize the $103.0 million in net DTAs well in advance of the statutory carryforward period. At December 31, 2024, approximately $2.4 million of DTAs related to federal net operating losses which will expire in annual installments beginning in 2029 through 2032. Additionally, $1.2 million of the DTAs related to state net operating losses which will expire in annual installments beginning in 2029 through 2034. Remaining DTAs are not related to net operating losses or credits and therefore, have no expiration date. 107

The Company recognizes interest and penalties, as appropriate, as part of the provisioning for income taxes. No interest or penalties were accrued at December 31, 2024. In accordance with ASC Topic 718, Compensation – Stock Compensation, the Company recognized net expense of $0.2 million and benefits of $0.5 million and $1.1 million in 2024, 2023, and 2022, respectively, of discrete tax benefits related to share- based compensation. In accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures, amortization of the Company's low-income housing credit investments of $3.2 million, $2.8 million and $2.5 million was reflected as income tax expense for the years ended December 31, 2024, 2023, and 2022, respectively. The amounts of affordable housing tax credits, amortization and tax benefits recorded as income tax expense for the year ended December 31, 2024 were $3.0 million, $3.2 million, and $0.8 million, respectively. The amounts of affordable housing tax credits, amortization and tax benefits recorded as income tax expense for the year ended December 31, 2023 were $2.7 million, $2.8 million and $1.5 million, respectively, and for the year ended December 31, 2022 were $2.0 million, $2.5 million and $1.0 million, respectively. The carrying value of the affordable housing credit investments was $36.3 million and $39.5 million at December 31, 2024 and 2023, respectively, of which $18.3 million and $26.3 million, respectively, was unfunded. The Company has no unrecognized income tax benefits or provisions due to uncertain income tax positions. No federal or state income tax return examinations are currently in process. The Company does not expect to record or realize any material unrecognized tax benefits during 2024. The following are the major tax jurisdictions in which the Company operates and the earliest tax year, exclusive of the impact of the net operating loss carryforwards, subject to examination: Jurisdiction Tax Year United States of America 2021 Florida 2021 108

Note 13 - Regulatory Capital

Required Regulatory Capital

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by the regulators, which could have a direct material impact on the financial statements. These requirements involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated pursuant to regulatory guidance. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total, Tier 1 capital and common equity Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, all as defined in the regulations.

At December 31, 2024 and 2023, the Company and Seacoast Bank, its wholly-owned banking subsidiary, were both considered "well-capitalized" based on the applicable U.S. regulatory capital ratio requirements as reflected in the table below:

			Minimum to meet "Well Capitalized" Requirements		Minimum for Capital Adequacy Purpose[1]	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Seacoast Banking Corporation of Florida						
(Consolidated)						
At December 31, 2024:						
Total Risk-Based Capital Ratio	$ 1,785,247	16.18%	N/A	N/A	$ 882,582	≥ 8.00%
Tier 1 Capital Ratio	1,633,819	14.81	N/A	N/A	661,937	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,561,325	14.15	N/A	N/A	496,453	≥ 4.50
Leverage Ratio	1,633,819	11.19	N/A	N/A	584,274	≥ 4.00
At December 31, 2023:						
Total Risk-Based Capital Ratio	$ 1,713,797	15.92%	N/A	N/A	$ 861,355	≥ 8.00%
Tier 1 Capital Ratio	1,565,710	14.54	N/A	N/A	646,017	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,493,499	13.87	N/A	N/A	484,512	≥ 4.50
Leverage Ratio	1,565,710	11.00	N/A	N/A	569,317	≥ 4.00
Seacoast National Bank						
(A Wholly Owned Bank Subsidiary)						
At December 31, 2024:						
Total Risk-Based Capital Ratio	$ 1,685,451	15.30%	$ 1,101,383	≥ 10.00%	$ 881,106	≥ 8.00%
Tier 1 Capital Ratio	1,555,986	14.13	881,106	≥ 8.00	660,830	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,555,980	14.13	715,899	≥ 6.50	495,622	≥ 4.50
Leverage Ratio	1,555,986	10.66	729,699	≥ 5.00	583,760	≥ 4.00
At December 31, 2023:						
Total Risk-Based Capital Ratio	$ 1,593,431	14.82%	$ 1,075,494	≥ 10.00%	$ 860,395	≥ 8.00%
Tier 1 Capital Ratio	1,466,878	13.64	860,395	≥ 8.00	645,296	≥ 6.00
Common Equity Tier 1 Capital Ratio	1,466,874	13.64	699,071	≥ 6.50	483,972	≥ 4.50
Leverage Ratio	1,466,878	10.32	711,039	≥ 5.00	568,831	≥ 4.00

[1]Excludes the Basel III capital conservation buffer of 2.5%, which if not exceeded may constrain dividends, equity repurchases and compensation.

N/A - not applicable.

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Note 14 - Seacoast Banking Corporation of Florida (Parent Company Only) Financial Information Balance Sheets December 31, (In thousands) 2024 2023 Assets Cash $ 96 $ 466 Securities purchased under agreement to resell with subsidiary bank, maturing within 30 days 95,734 101,191 Investment in subsidiaries 2,190,338 2,109,341 Other assets 5,879 4,837 $ 2,292,047 $ 2,215,835 Liabilities and Shareholders' Equity Long-term debt $ 106,966 $ 106,302 Other liabilities 1,941 1,551 Shareholders' equity 2,183,140 2,107,982 $ 2,292,047 $ 2,215,835 Statements of Income Year Ended December 31, (In thousands) 2024 2023 2022 Income Interest/other $ 3,547 $ 3,573 $ 897 Dividends from subsidiary Bank 59,600 40,655 48,424 Total income 63,147 44,228 49,321 Interest expense 7,668 7,408 3,090 Other expenses 779 996 1,023 Total expenses 8,447 8,404 4,113 Income before income taxes and equity in undistributed income of subsidiaries 54,700 35,824 45,208 Income tax benefit (1,029) (1,015) (675) Income before equity in undistributed income of subsidiaries 55,729 36,839 45,883 Equity in undistributed income of subsidiaries 65,257 67,194 60,624 Net income $ 120,986 $ 104,033 $ 106,507 110

Statements of Cash Flows Year Ended December 31, (In thousands) 2024 2023 2022 Cash flows from operating activities Adjustments to reconcile net income to net cash provided by operating activities: Net Income $ 120,986 $ 104,033 $ 106,507 Equity in undistributed income of subsidiaries (65,257) (67,194) (60,624) Net increase in other assets (1,042) (3,029) (13,823) Net increase in other liabilities 1,056 22,646 499 Net cash provided by operating activities 55,743 56,456 32,559 Cash flows from investing activities Net cash from bank acquisitions — 10,237 17,610 Net advances with subsidiary 5,471 270 (13,300) Net cash provided by investment activities 5,471 10,507 4,310 Cash flows from financing activities Dividends paid (61,649) (60,591) (41,242) Stock based employment benefit plans 945 4,904 4,374 Repurchase of common stock (880) (10,868) — Net cash used in financing activities (61,584) (66,555) (36,868) Net change in cash (370) 408 1 Cash at beginning of year 466 58 57 Cash at end of year $ 96 $ 466 $ 58 Supplemental disclosure of cash flow information: Cash paid during the period for interest $ 5,511 $ 5,315 $ 2,890 Note 15 - Contingent Liabilities and Commitments with Off-Balance Sheet Risk The Company and its subsidiaries, because of the nature of their business, are at all times subject to numerous legal actions, threatened or filed. Management presently believes that none of the legal proceedings to which it is a party are likely to have a materially adverse effect on the Company’s consolidated financial condition, operating results or cash flows. The Company's subsidiary bank is party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and limited partner equity commitments. The subsidiary bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contract or notional amount of those instruments. The subsidiary bank uses the same credit policies in making commitments and standby letters of credit as they do for on balance sheet instruments. 111

Unfunded commitments for the Company as of: (In thousands) 2024 2023 Contract or Notional Amount Financial instruments whose contract amounts represent credit risk: Commitments to extend credit $ 2,850,271 $ 2,651,206 Standby letters of credit and financial guarantees written: Secured 41,546 35,669 Unsecured 812 2,830 Unfunded limited partner equity commitment 25,458 20,004 December 31, Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments include home equity lines, commercial and consumer lines of credit and construction loans. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The subsidiary bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, equipment, and commercial and residential real estate. Standby letters of credit are conditional commitments issued by the subsidiary bank to guarantee the performance of a customer to a third party. These instruments have fixed termination dates and most end without being drawn; therefore, they do not represent a significant liquidity risk. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The subsidiary bank holds collateral supporting these commitments for which collateral is deemed necessary. Collateral held for secured standby letters of credit at December 31, 2024 totaled $36.8 million. Unfunded limited partner equity commitments at December 31, 2024 totaled $25.5 million that the Company has committed to small business investment companies under the SBIC Act to be used to provide capital to small businesses and entities that provide low income housing tax credits. 112

Note 16 - Fair Value Under ASC Topic 820, fair value measurements for items measured at fair value on a recurring and nonrecurring basis at December 31, 2024 and December 31, 2023 included: Fair Value Quoted Prices in Active Markets for Identical Assets Significant Other Observable Inputs Significant Other Unobservable Inputs (In thousands) Measurements Level 1 Level 2 Level 3 At December 31, 2024 Financial Assets Debt securities available-for-sale1 $ 2,226,543 $ 196 $ 2,226,347 $ — Derivative financial instruments2 28,741 — 28,741 — Loans held for sale2 17,277 — 17,277 — Loans3 1,839 — — 1,839 Other real estate owned3 6,421 — — 6,421 Equity securities4 13,521 13,521 — — Financial Liabilities Derivative financial instruments2 $ 28,305 $ — $ 28,305 $ — At December 31, 2023 Financial Assets Debt securities available-for-sale1 $ 1,836,020 $ 192 $ 1,835,828 $ — Derivative financial instruments2 31,481 — 31,481 — Loans held for sale2 4,391 — 4,391 — Loans3 15,242 — — 15,242 Other real estate owned3 7,560 — — 7,560 Equity securities4 13,623 13,623 — — Financial Liabilities Derivative financial instruments2 $ 28,879 $ — $ 28,879 $ — 1See “Note 3 - Securities” for further detail of fair value of individual investment categories. 2Recurring fair value basis determined using observable market data. 3Fair value is measured on a nonrecurring basis. 4Investment in shares of mutual funds that invest primarily in CRA-qualified debt securities, reported at fair value in Other Assets. Recurring fair value basis is determined using market quotations. Debt securities available-for-sale: Level 1 securities consist of U.S. Treasury securities. Other securities are reported at fair value utilizing Level 2 inputs. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flow analyses, using observable market data where available. Derivative financial instruments: The fair value of these derivatives is based on a discounted cash flow approach. Due to the observable nature of the inputs used in deriving the fair value of these derivative contracts, the valuation of interest rate swaps is classified as Level 2. The fair values of these instruments are based upon the estimated amount the Company would receive or pay to terminate the instruments, taking into account current interest rates and, when appropriate, the current credit worthiness of the counterparties. Loans held for sale: Fair values are based upon estimated values to be received from independent third party purchasers. These loans are intended for sale and the Company believes the fair value is the best indicator of the resolution of these loans. Fair market value changes occur due to changes in interest rates, the borrower’s credit, the secondary loan market and the market for a borrower’s debt. Interest income is recorded based on contractual terms of the loan in accordance with Company's policy on loans held for investment. Loans and other real estate owned: Fair values of collateral-dependent real estate loans and OREO are based on recent real 113 estate appraisals less estimated costs of sale. Evaluations may use either a single valuation approach or a combination of approaches, such as comparative sales, cost and/or income approach. Adjustments to comparable sales may be made by an appraiser to reflect local market conditions or other economic factors and may result in changes in the fair value of an asset over time, but none were made by management. As such, the fair values of these loans and properties are considered Level 3 in the fair value hierarchy. Collateral-dependent loans measured at fair value totaled $3.0 million with a specific reserve of $1.2 million at December 31, 2024, compared to $17.8 million with a specific reserve of $2.6 million at December 31, 2023. For recurring fair value measurements, transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company's monthly and/or quarterly valuation process. During the years ended December 31, 2024 and 2023, there were no such transfers. The carrying amount and fair value of the Company's other financial instruments that were not disclosed previously in the balance sheet and for which carrying amount is not fair value as of December 31, 2024 and December 31, 2023 is as follows: Carrying Quoted Prices in Active Markets for Identical Assets Significant Other Observable Inputs Significant Other Unobservable Inputs (In thousands) Amount Level 1 Level 2 Level 3 At December 31, 2024 Financial Assets Held-to-maturity debt securities1 $ 635,186 $ — $ 507,594 $ — Time deposits with other banks 3,215 — 3,194 — Loans, net 10,160,056 — — 10,019,964 Financial Liabilities Deposits 12,242,427 — — 12,242,205 FHLB borrowings 245,000 — 243,795 — Long-term debt 106,966 — 95,563 — At December 31, 2023 Financial Assets Held-to-maturity debt securities1 $ 680,313 $ — $ 558,359 $ — Time deposits with other banks 5,857 — 5,756 — Loans, net 9,898,767 — — 9,805,693 Financial Liabilities Deposits 11,776,935 — — 11,775,613 FHLB borrowings 50,000 — 49,745 — Long-term debt 109,458 — 100,851 — 1See “Note 3 - Securities” for further detail of recurring fair value basis of individual investment categories. The short maturity of Seacoast’s assets and liabilities results in having a significant number of financial instruments whose fair value equals or closely approximates carrying value. Such financial instruments are reported in the following balance sheet captions: cash and due from banks, interest-bearing deposits with other banks, short-term FHLB borrowings and securities sold under agreement to repurchase. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value at December 31, 2024 and December 31, 2023: Held-to-maturity debt securities: These debt securities are reported at fair value utilizing Level 2 inputs. The estimated fair value of a security is determined based on market quotations when available or, if not available, by using quoted market prices for similar securities, pricing models or discounted cash flow analyses, using observable market data where available. The Company reviews the prices supplied by independent pricing services, as well as their underlying pricing methodologies, for reasonableness and to ensure such prices are aligned with traditional pricing matrices. From time to time, the Company will validate, on a sample basis, prices supplied by the independent pricing service by comparison to prices obtained from other brokers and third-party sources or derived using internal models. 114

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial or mortgage. Each loan category is further segmented into fixed and adjustable-rate interest terms as well as performing and nonperforming categories. The fair value of loans is calculated by discounting scheduled cash flows through the estimated life including prepayment considerations, using estimated market discount rates that reflect the risks inherent in the loan. The fair value approach considers market-driven variables including credit related factors and reflects an "exit price" as defined in ASC Topic 820.

Investments at NAV: The Company has equity investments in SBICs accounted for under the fair value practical expedient of NAV totaling $21.1 million at December 31, 2024, which are not included in the fair value hierarchy. Prior to the fourth quarter of 2024, SBIC investments were accounted for at cost less impairment, if any and as of December 31, 2023, the SBIC investments totaled $15.6 million. These investments are made primarily through various SBIC funds as a strategy to provide expansion and growth opportunities to small businesses and are subject to various risks, including market, liquidity and credit risk. SBIC's are generally structured to operate for approximately 10 years and the Company's investments are not redeemable. Distributions are received through the liquidation of the underlying assets, which is expected to occur over the next 5-10 years. At December 31, 2024, unfunded commitments related to these investments were $7.1 million.

Deposit Liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for funding of similar remaining maturities.

Note 17 - Business Combinations

Acquisition of Professional Holding Corp.

On January 31, 2023, the Company completed its acquisition of Professional. Simultaneously, upon completion of the merger of Professional and the Company, Professional Bank was merged with and into Seacoast Bank. Prior to the acquisition, Professional Bank operated nine branches across South Florida. The transaction further expanded the Company's presence in the tri-county South Florida market, which includes Miami-Dade, Broward, and Palm Beach counties, Florida's largest MSA and the 8th largest in the nation. The Company acquired 100% of the outstanding common stock of Professional. Under the terms of the merger agreement, Professional shareholders received 0.8909 shares of Seacoast common stock for each share of Professional common stock held immediately prior to the merger, and Professional option holders received options to purchase Seacoast common stock, with the number of shares underlying each such option and the applicable exercise price adjusted using the same 0.8909 exchange ratio.

(In thousands, except per share data)		January 31, 2023
Number of Professional common shares outstanding		14,358
Per share exchange ratio		0.8909
Number of shares of SBCF common stock issued		12,792
Multiplied by common stock price per share at January 31, 2023	$	32.11
Value of SBCF common stock issued	$	410,738
Cash paid for fractional shares		5
Fair value of Professional options converted		10,304
Total purchase price	$	421,047

The acquisition of Professional was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. The Company recognized goodwill of $251.7 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values.

As part of the acquisition of Professional, options to purchase shares of Seacoast common stock were granted to replace outstanding Professional options. These options were fully vested upon acquisition. The full value of the replacement options, $10.3 million, was associated with pre-combination service and was therefore included in the calculation of the total purchase consideration.

115

Initially Measured Measurement As Adjusted (In thousands) January 31, 2023 Period Adjustments January 31, 2023 Assets: Cash and cash equivalents $ 141,680 $ — $ 141,680 Investment securities 167,059 — 167,059 Loans 1,991,713 (5,544) 1,986,169 Bank premises and equipment 2,478 — 2,478 Core deposit intangibles 48,885 — 48,885 Goodwill 248,091 3,583 251,674 BOLI 55,071 — 55,071 Other Assets 74,232 2,561 76,793 Total Assets $ 2,729,209 $ 600 $ 2,729,809 Liabilities: Deposits $ 2,119,341 $ — $ 2,119,341 Subordinated debt 21,141 — 21,141 Other Liabilities 167,680 600 168,280 Total Liabilities $ 2,308,162 $ 600 $ 2,308,762 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. January 31, 2023 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 156,048 $ 151,012 Commercial real estate - owner occupied 293,473 274,068 Commercial real estate - non-owner occupied 752,393 692,746 Residential real estate 509,305 483,611 Commercial and financial 392,396 350,628 Consumer 33,656 32,153 PPP Loans 1,951 1,951 Total acquired loans $ 2,139,222 $ 1,986,169 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) January 31, 2023 Book balance of loans at acquisition $ 155,031 Allowance for credit losses at acquisition (18,879) Non-credit related discount (12,361) Total PCD loans acquired $ 123,791 The acquisition of Professional resulted in the addition of $45.5 million in allowance for credit losses, including the $18.9 million identified in the table above for PCD loans, and $26.6 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. Included within the $18.9 million initial PCD allowance is $5.5 million recorded as a measurement period adjustment during the three months ended June 30, 2023, reflecting information obtained by the Company relating to events or circumstances existing at the acquisition date. 116

The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. The core deposit intangible asset acquired from Professional is being amortized over eight years using an accelerated method of amortization. Acquisition of Apollo Bancshares, Inc. On October 7, 2022, the Company completed its acquisition of Apollo. Simultaneously, upon completion of the merger of Apollo and the Company, Apollo Bank was merged with and into Seacoast Bank. Prior to the acquisition, Apollo Bank operated five branches in Miami-Dade County. As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company’s operating results. Under the terms of the merger agreement, Apollo shareholders received 1.006529 shares of Seacoast common stock for each share of Apollo common stock, and the minority interest holders in Apollo Bank received 1.195651 shares of Seacoast common stock for each share of Apollo Bank common stock. (In thousands, except per share data) October 7, 2022 Number of Apollo common shares outstanding 3,766 Per share exchange ratio 1.0065 Number of shares of SBCF common stock issued 3,791 Number of Apollo Bank minority interest shares outstanding 609 Per share exchange ratio 1.1957 Number of shares of SBCF common stock issued 728 Total number of shares of SBCF common stock issued 4,519 Multiplied by common stock price per share at October 7, 2022 $ 30.83 Value of SBCF common stock issued $ 139,307 Cash paid for fractional shares 5 Fair value of Apollo options and warrants converted 6,530 Total purchase price $ 145,842 The acquisition of Apollo was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $90.5 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. As part of the acquisition of Apollo, options and warrants were granted to replace outstanding Apollo awards. These awards were fully vested upon acquisition. The full value of the replacement awards, $6.5 million, was associated with pre- combination service and was therefore included in the calculation of the total purchase consideration. 117

Initially Measured Measurement As Adjusted (In thousands) October 7, 2022 Period Adjustments October 7, 2022 Assets: Cash and cash equivalents $ 41,001 $ — $ 41,001 Investment securities 203,596 — 203,596 Loans 666,522 — 666,522 Bank premises and equipment 7,809 — 7,809 Core deposit intangibles 28,699 — 28,699 Goodwill 90,237 251 90,488 Other Assets 52,724 (251) 52,473 Total Assets $ 1,090,588 $ — $ 1,090,588 Liabilities: Deposits $ 854,774 $ — $ 854,774 Other Liabilities 89,972 — 89,972 Total Liabilities $ 944,746 $ — $ 944,746 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. October 7, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 74,126 $ 70,654 Commercial real estate - owner-occupied 131,093 121,600 Commercial real estate - non owner-occupied 374,673 340,561 Residential real estate 76,254 75,957 Commercial and financial 50,125 46,695 Consumer 11,307 11,055 Total acquired loans $ 717,578 $ 666,522 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) October 7, 2022 Book balance of loans at acquisition $ 107,744 Allowance for credit losses at acquisition (2,658) Non-credit related discount (14,191) Total PCD loans acquired $ 90,895 The acquisition of Apollo resulted in the addition of $7.8 million in allowance for credit losses, including the $2.7 million identified in the table above for PCD loans, and $5.1 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. 118

Acquisition of Drummond Banking Company.

On October 7, 2022, the Company completed its acquisition of Drummond. Simultaneously, upon completion of the merger of Drummond and the Company, Drummond's wholly owned subsidiary bank, Drummond Community Bank, was merged with and into Seacoast Bank. Prior to the acquisition, Drummond Community Bank operated 18 branches across North Florida.

As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company's operating results. The Company acquired 100% of the outstanding common stock of Drummond. Under the terms of the merger agreement, each share of Drummond common stock was converted into the right to receive 51.9561 shares of Seacoast common stock.

(In thousands, except per share data)		**October 7, 2022**
Number of Drummond common shares outstanding		99
Per share exchange ratio		51.9561
Number of shares of SBCF common stock issued		5,136
Multiplied by common stock price per share at October 7, 2022	$	30.83
Total purchase price	$	158,332

The acquisition of Drummond was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. The Company recognized goodwill of $103.6 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values.

(In thousands)		**Initially Measured October 7, 2022**		**Measurement Period Adjustments**		**As Adjusted October 7, 2022**
Assets:						
Cash and cash equivalents	$	31,805	$	—	$	31,805
Investment securities		327,852		—		327,852
Loans		544,694		—		544,694
Bank premises and equipment		29,370		—		29,370
Core deposit and other intangibles		32,983		—		32,983
Goodwill		103,476		173		103,649
Other Assets		49,812		(173)		49,639
Total Assets	$	1,119,992	$	—	$	1,119,992
Liabilities:						
Deposits	$	881,281	$	—	$	881,281
Other Liabilities		80,379		—		80,379
Total Liabilities	$	961,660	$	—	$	961,660

119

The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. October 7, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 155,041 $ 140,401 Commercial real estate - owner-occupied 112,768 106,152 Commercial real estate - non owner-occupied 26,520 24,744 Residential real estate 85,767 78,663 Commercial and financial 88,026 82,067 Consumer 118,880 112,667 Total acquired loans $ 587,002 $ 544,694 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) October 7, 2022 Book balance of loans at acquisition $ 58,878 Allowance for credit losses at acquisition (2,566) Non-credit related discount (4,607) Total PCD loans acquired $ 51,705 The acquisition of Drummond resulted in the addition of $12.5 million in allowance for credit losses, including the $2.6 million identified in the table above for PCD loans, and $9.9 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. Acquisition of Business Bank of Florida, Corp. On January 3, 2022, the Company completed its acquisition of BBFC. Simultaneously, upon completion of the merger of BBFC and the Company, BBFC’s wholly owned subsidiary bank, Florida Business Bank, was merged with and into Seacoast Bank. Prior to the acquisition, Florida Business Bank operated one branch in Melbourne, Florida. As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company’s operating results. The Company acquired 100% of the outstanding common stock of BBFC. Under the terms of the merger agreement, each share of BBFC common stock was converted into the right to receive 0.7997 of a share of Seacoast common stock. (In thousands, except per share data) January 3, 2022 Number of BBFC common shares outstanding 1,112 Per share exchange ratio 0.7997 Number of shares of SBCF common stock issued 889 Multiplied by common stock price per share on January 3, 2022 $ 35.39 Value of SBCF common stock issued $ 31,480 Fair value of BBFC options converted 497 Total purchase price $ 31,977 The acquisition of BBFC was accounted for under the acquisition method in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $8.0 million for this acquisition that is nondeductible for tax purposes. 120

Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. As part of the BBFC acquisition, options were granted to replace outstanding BBFC options. These options were fully vested upon acquisition. The full value of the replacement options, $0.5 million, was associated with pre-combination service and was therefore included in the calculation of the total purchase consideration. (In thousands) Measured January 3, 2022 Assets: Cash $ 38,332 Investment securities 26,011 Loans 121,774 Bank premises and equipment 2,102 Core deposit intangibles 2,621 Goodwill 7,962 Total Assets $ 198,802 Liabilities: Deposits 166,326 Other liabilities 499 Total Liabilities $ 166,825 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. January 3, 2022 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 8,677 $ 8,414 Commercial real estate - owner-occupied 45,403 44,564 Commercial real estate - non owner-occupied 53,065 52,034 Residential real estate 5,377 5,421 Commercial and financial 11,335 11,280 Consumer 59 61 Total acquired loans $ 123,916 $ 121,774 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) January 3, 2022 Book balance of loans at acquisition $ 714 Allowance for credit losses at acquisition (15) Non-credit related discount (48) Total PCD loans acquired $ 651 The acquisition of BBFC resulted in the addition of $1.8 million in allowance for credit losses, including the $15 thousand identified in the table above for PCD loans, and $1.8 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. 121

Acquisition of Sabal Palm Bancorp, Inc. On January 3, 2022, the Company completed its acquisition of Sabal Palm. Simultaneously, upon completion of the merger of Sabal Palm and the Company, Sabal Palm’s wholly owned subsidiary bank, Sabal Palm Bank, was merged with and into Seacoast Bank. Prior to the acquisition, Sabal Palm Bank operated three branches in the Sarasota area. As a result of this acquisition, the Company expects to expand its customer base and leverage economies of scale to positively affect the Company’s operating results. The Company acquired 100% of the outstanding common stock of Sabal Palm. Under the terms of the merger agreement, each share of Sabal Palm common stock was converted into the right to receive 0.2203 of a share of Seacoast common stock. (In thousands, except per share data) January 3, 2022 Number of Sabal Palm common shares outstanding 7,536 Per share exchange ratio 0.2203 Number of shares of SBCF common stock issued 1,660 Multiplied by common stock price per share on January 3, 2022 $ 35.39 Value of SBCF common stock issued $ 58,762 Fair value of Sabal Palm options converted 3,336 Total purchase price $ 62,098 The acquisition of Sabal Palm was accounted for under the acquisition method in accordance with ASC Topic 805, Business Combinations. The Company recognized goodwill of $26.5 million for this acquisition that is nondeductible for tax purposes. Determining fair values of assets and liabilities, especially the loan portfolio, core deposit intangibles, and deferred taxes, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. As part of the Sabal Palm acquisition, options were granted to replace outstanding Sabal Palm options. These options were fully vested upon acquisition. The full value of the replacement options,$3.3 million, was associated with pre-combination service and was therefore included in the calculation of the total purchase consideration. (In thousands) Measured January 3, 2022 Assets: Cash $ 170,609 Time deposits with other banks 6,473 Loans 246,152 Bank premises and equipment 1,745 Core deposit intangibles 5,587 Goodwill 26,489 Other Assets 5,189 Total Assets $ 462,244 Liabilities: Deposits 395,952 Other liabilities 4,194 Total Liabilities $ 400,146 The table below presents information with respect to the fair value and unpaid principal balance of acquired loans at the acquisition date. 122

January 31, 2023 (In thousands) Book Balance Fair Value Loans: Construction and land development $ 9,256 $ 9,009 Commercial real estate - owner-occupied 57,690 56,591 Commercial real estate - non owner-occupied 89,153 87,280 Residential real estate 71,469 72,227 Commercial and financial 21,109 20,813 Consumer 233 232 Total acquired loans $ 248,910 $ 246,152 The table below presents the carrying amount of loans for which, at the date of acquisition, there was evidence of more than insignificant deterioration of credit quality since origination: (In thousands) January 31, 2023 Book balance of loans at acquisition $ 3,703 Allowance for credit losses at acquisition (37) Non-credit related discount (663) Total PCD loans acquired $ 3,003 The acquisition of Sabal Palm resulted in the addition of $3.4 million in allowance for credit losses, including the $37 thousand identified in the table above for PCD loans, and $3.4 million for non-PCD loans recorded through the provision for credit losses at the date of acquisition. The Company believes the deposits assumed in the acquisition have an intangible value. In determining the valuation amount, deposits were analyzed based on factors such as type of deposit, deposit retention, interest rates and age of deposit relationships. Acquisition Costs There were no acquisition costs included in the Company's income statement for the year ended December 31, 2024. Acquisition costs included in the Company's income statement for the years ended December 31, 2023 and 2022 were $33.2 million and $27.9 million, respectively. Note 18 - Business Segment For the year ended December 31, 2024, the Company adopted ASU 2023-07, Improvements to Reportable Segment Disclosures, which enhanced the disclosure of reportable segments and other items on an interim and annual basis. The Company's one reportable segment provides integrated financial services including commercial and consumer banking, wealth management, and mortgage and insurance services to customers. Segment revenues are driven primarily by interest and fees on loans, interest on cash and cash equivalents and on investment securities, and fees on depository products and services. The Company manages business activities, allocates resources and evaluates financial performance on an organization-wide basis. The chief operating decision maker ("CODM") is the CEO. The financial results of the segment are presented using the same policies described in "Note 1 - Significant Accounting Policies." The CODM evaluates the performance of the segment and allocates resources based on net income that is also reported on the Consolidated Statements of Income as consolidated net income and segment assets that are reported on the Consolidated Balance Sheets as total consolidated assets. Net income is used to monitor budget versus actual results. The CODM also uses net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation. The significant segment expenses that are regularly provided to the CODM are interest expense, provision for credit losses, salaries and wages, employee benefits, outsourced data processing costs, and occupancy, which are 123 all reflected in the Consolidated Statements of Income. Certain noncash expenses, such as depreciation and amortization expense, are disclosed in the Consolidated Statement of Cash Flows. Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures (a) Evaluation of Disclosure Controls and Procedures The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company's CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, as defined in SEC Rule 13a-15 under the Exchange Act, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In connection with the preparation of this Annual Report on Form 10-K, as of the end of the period covered by this report, an evaluation was performed, with the participation of the CEO and CFO, of the effectiveness of the Company's disclosure controls and procedures, as required by Rule 13a-15 of the Exchange Act. Based upon that evaluation, the CEO and CFO concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report. (b) Management’s Report on Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework 2013. Based on this assessment, management believes that, as of December 31, 2024, the Company's internal control over financial reporting was effective. The Company's independent registered public accounting firm, Crowe LLP, has issued an audit report on our internal control over financial reporting which is included herein. (c) Change in Internal Control Over Financial Reporting During the three months ended December 31, 2024, there were no changes in the internal control over financial reporting that occurred or that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. Item 9B. Other Information Trading arrangements During the three months ended December 31, 2024, there were no Rule 10b5-1 plans or non-Rule 10b5-1 trading arrangements adopted, modified or terminated by any director or officer of the Company. 124

Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections Not applicable. Part III Item 10. Directors, Executive Officers and Corporate Governance Information concerning our directors and executive officers is set forth under the headings “Proposal 1 - Election of Directors,” “Corporate Governance,” “Section 16(a) Beneficial Ownership Reporting Compliance” and “Certain Transactions and Business Relationships” in the 2025 Proxy Statement, incorporated herein by reference. Insider Trading Policy The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, or the Company itself, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's Trading Policy has been filed as Exhibit 19 to this Annual Report on Form 10-K. Item 11. Executive Compensation Information regarding the compensation paid by us to our directors and executive officers is set forth under the headings “Executive Compensation”, “Compensation Discussion & Analysis”, “Compensation and Governance Committee Report” and “2024 Director Compensation” in the 2025 Proxy Statement which are incorporated herein by reference. 125

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The following table sets forth information about the Company's common stock that may be issued under all of its existing compensation plans as of December 31, 2024. Equity Compensation Plan Information Plan Category (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights1 Weighted- average exercise price of outstanding options, warrants and rights Number of securities remaining available for future issuance under equity compensation plans (excluding securities represented in column (a)) Equity compensation plans approved by shareholders 620,642 $ 22.38 1,379,936 Equity compensation plans not approved by shareholders — — — Totals 620,642 $ 22.38 1,379,936 1Includes 259,860 shares available to be issued upon exercise of the remaining unexercised substitute options granted in connection with bank acquisitions. Additional information regarding the ownership of the Company's common stock is set forth under the headings “Proposal 1 - Election of Directors” and “Director, Executive Officers and Certain Beneficial Stock Ownership” in the 2025 Proxy Statement, and is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information regarding certain relationships and transactions between the Company and its officers, directors and significant shareholders is set forth under the heading “Certain Transactions and Business Relationships” and “Corporate Governance” in the 2025 Proxy Statement and is incorporated herein by reference. Item 14. Principal Accountant Fees and Services Information concerning the Company's principal accounting fees and services is set forth under the heading “Relationship with Independent Registered Public Accounting Firm; Audit and Non- Audit Fees” in the 2025 Proxy Statement, and is incorporated herein by reference. 126

Part IV Item 15. Exhibits, Financial Statement Schedules (a)(1) (a)(2) The Consolidated Financial Statements and the report of the Independent Registered Public Accounting Firm (PCAOB ID: 173) thereon listed in Item 8 are set forth commencing on page 64. List of financial statement schedules All schedules normally required by Form 10-K are omitted, since either they are not applicable or the required information is shown in the financial statements or the notes thereto. (a)(3) Listing of exhibits PLEASE NOTE: It is inappropriate for readers to assume the accuracy of, or rely upon any covenants, representations or warranties that may be contained in agreements or other documents filed as Exhibits to, or incorporated by reference in, this report. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this report, may reflect the parties’ negotiated risk allocation in the particular transaction, may be qualified by materiality standards that differ from those applicable for securities law purposes, may not be true as of the date of this report or any other date, and may be subject to waivers by any or all of the parties. Where exhibits and schedules to agreements filed or incorporated by reference as Exhibits hereto are not included in these Exhibits, such exhibits and schedules to agreements are not included or incorporated by reference herein. The following Exhibits are attached hereto or incorporated by reference herein (unless indicated otherwise, all documents referenced below were filed pursuant to the Exchange Act by Seacoast Banking Corporation of Florida, Commission File No. 0-13660): Exhibit 2.1 Agreement and Plan of Merger dated August 23, 2021 by and among the Company, Seacoast Bank, Business Bank of Florida, Corp. and Florida Business Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed August 27, 2021. Exhibit 2.2 Agreement and Plan of Merger dated August 23, 2021 by and among the Company, Seacoast Bank, Sabal Palm Bancorp, Inc. and Sabal Palm Bank incorporated herein by reference from Exhibit 2.2 to the Company’s Form 8- K, filed August 27, 2021. Exhibit 2.3 Agreement and Plan of Merger dated November 12, 2021 by and among the Company, Seacoast Bank, Sabal Palm Bancorp, Inc. and Sabal Palm Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K filed November 18, 2021. Exhibit 2.4 Agreement and Plan of Merger dated March 29, 2022 by and among the Company, Seacoast Bank, Apollo Bancshares, Inc. and Apollo Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed April 1, 2022. Exhibit 2.5 Agreement and Plan of Merger dated May 4, 2022 by and among the Company, Seacoast Bank, Drummond Banking Company and Drummond Community Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed May 10, 2022. Exhibit 2.6 Agreement and Plan of Merger dated August 7, 2022 by and among the Company, Seacoast Bank, Professional Holding Corp. and Professional Bank incorporated herein by reference from Exhibit 2.1 to the Company’s Form 8-K, filed August 11, 2022. Exhibit 3.1.1 Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed May 10, 2006. Exhibit 3.1.2 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed December 23, 2008. 127

Exhibit 3.1.3 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.4 to the Company’s Form S-1, filed June 22, 2009. Exhibit 3.1.4 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed July 20, 2009. Exhibit 3.1.5 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed December 3, 2009. Exhibit 3.1.6 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K/A, filed July 14, 2010. Exhibit 3.1.7 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed June 25, 2010. Exhibit 3.1.8 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed June 1, 2011. Exhibit 3.1.9 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed December 13, 2013. Exhibit 3.1.10 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed May 30, 2018. Exhibit 3.1.11 Articles of Amendment to the Amended and Restated Articles of Incorporation Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed May 23, 2023. Exhibit 3.2 Amended and Restated By-laws of the Company Incorporated herein by reference from Exhibit 3.1 to the Company’s Form 8-K, filed October 26, 2020. Exhibit 4.1 Description of Securities Incorporated herein by reference from Exhibit 4.1 to the Company’s Form 10-K, filed on February 26, 2021. Exhibit 4.2 Specimen Common Stock Certificate Incorporated herein by reference from Exhibit 4.1 to the Company’s Form 10-K, filed on March 17, 2014. Exhibit 4.3 Junior Subordinated Indenture Dated as of March 31, 2005, between the Company and Wilmington Trust Company, as Trustee (including the form of the Floating Rate Junior Subordinated Note, which appears in Section 2.1 thereof), incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed April 5, 2005. Exhibit 4.4 Guarantee Agreement Dated as of March 31, 2005 between the Company, as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, incorporated herein by reference from Exhibit 10.2 to the Company’s Form 8-K filed April 5, 2005. Exhibit 4.5 Amended and Restated Trust Agreement Dated as of March 31, 2005, among the Company, as Depositor, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee and the Administrative Trustees named therein, as Administrative Trustees (including exhibits containing the related forms of the SBCF Capital Trust I Common Securities Certificate and the Preferred Securities Certificate), incorporated herein by reference from Exhibit 10.3 to the Company’s Form 8- K filed April 5, 2005. Exhibit 4.6 Indenture Dated as of December 16, 2005, between the Company and U.S. Bank National Association, as Trustee (including the form of the Junior Subordinated Debt Security, which appears as Exhibit A to the Indenture), incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed December 21, 2005. Exhibit 4.7 Guarantee Agreement Dated as of December 16, 2005, between the Company, as Guarantor, and U.S. Bank National Association, as Guarantee Trustee, incorporated herein by reference from Exhibit 10.2 to the Company’s Form 8-K filed December 21, 2005. 128

Exhibit 4.8 Amended and Restated Declaration of Trust Dated as of December 16, 2005, among the Company, as Sponsor, Dennis S. Hudson, III and William R. Hahl, as Administrators, and U.S. Bank National Association, as Institutional Trustee (including exhibits containing the related forms of the SBCF Statutory Trust II Common Securities Certificate and the Capital Securities Certificate), incorporated herein by reference from Exhibit 10.3 to the Company’s Form 8-K filed December 21, 2005. Exhibit 4.9 Indenture Dated June 29, 2007, between the Company and LaSalle Bank, as Trustee (including the form of the Junior Subordinated Debt Security, which appears as Exhibit A to the Indenture), incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed July 3, 2007. Exhibit 4.10 Guarantee Agreement Dated June 29, 2007, between the Company, as Guarantor, and LaSalle Bank, as Guarantee Trustee, incorporated herein by reference from Exhibit 10.2 to the Company’s Form 8-K filed July 3, 2007. Exhibit 4.11 Amended and Restated Declaration of Trust Dated June 29, 2007, among the Company, as Sponsor, Dennis S. Hudson, III and William R. Hahl, as Administrators, and LaSalle Bank, as Institutional Trustee (including exhibits containing the related forms of the SBCF Statutory Trust III Common Securities Certificate and the Capital Securities Certificate), incorporated herein by reference from Exhibit 10.3 to the Company’s Form 8-K filed July 3, 2007. Exhibit 10.1 Executive Deferred Compensation Plan* Incorporated herein by reference from Exhibit 10.1 to the Company’s Form 10-K, filed on February 27, 2024. Exhibit 10.2 Amended and Restated Directors Deferred Compensation Plan* Incorporated herein by reference from Exhibit 10.2 to the Company’s Form 10-K, filed on February 27, 2024. Exhibit 10.3 2013 Incentive Plan* Incorporated herein by reference from Appendix A to the Company’s Proxy Statement on Form DEF 14A, filed April 9, 2013. Exhibit 10.4 Amended Seacoast Banking Corporation of Florida 2021 Incentive Plan* Incorporated herein by reference to Appendix C to the Company’s Definitive Proxy Statement on DEF 14A, filed with the Commission on April 10, 2023. Exhibit 10.5 Form of Change of Control Agreement with Charles Shaffer* Incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K, filed November 3, 2014. Exhibit 10.9 Employment Agreement with Charles Shaffer* Dated December 31, 2020 by and between the Company and Charles Shaffer, incorporated herein by reference from Exhibit 10.1 to the Company's Form 8-K, filed January 4, 2021. Exhibit 10.10 Supplemental Executive Retirement Agreement* Dated December 10, 2021, by and between Seacoast National Bank and Charles M. Shaffer, incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K, filed December 15, 2021. Exhibit 10.11 Change in Control Agreement* Dated January 20, 2021, by and between Tracey Dexter and Seacoast Banking Corporation of Florida incorporated herein by reference from Exhibit 10.1 to the Company’s Form 8-K filed January 22, 2021. Exhibit 10.12 Amended Executive Employment Agreement* Dated December 15, 2023 by and between Julie Kleffel and SBCF, incorporated herein by reference from Exhibit 10.12 to the Company’s Form 10-K, filed on February 27, 2024. Exhibit 10.13 Employment Agreement* Dated December 15, 2023 by and between Austen Carroll and SBCF, incorporated herein by reference from Exhibit 10.13 to the Company’s Form 10-K, filed on February 27, 2024. Exhibit 19 Insider Trading Policy Exhibit 21 Subsidiaries of Registrant 129

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm Exhibit 31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Exhibit 31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Exhibit 32.1** Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Section 111 the Emergency Economic Stability Act, as amended Exhibit 32.2** Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Section 111 the Emergency Economic Stability Act, as amended Exhibit 97.1 Compensation Recoupment Policy Incorporated herein by reference from Exhibit 97.1 to the Company’s Form 10-K, filed on February 27, 2024. Exhibit 101 The following materials from Seacoast Banking Corporation of Florida’s Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline XBRL: (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Shareholders' Equity and (vi) the Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags. Exhibit 104 The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL. * Management contract or compensatory plan or arrangement. ** The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K and are “furnished” to the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed “filed” by the Company for purposes of Section 18 of the Exchange Act. (b) Exhibits The response to this portion of Item 15 is submitted under item (a)(3) above. (c) Financial Statement Schedules None. Item 16. Form 10-K Summary Not applicable. 130

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SEACOAST BANKING CORPORATION OF FLORIDA (Registrant) By: /s/ Charles M. Shaffer Charles M. Shaffer Chairman and Chief Executive Officer Date: February 25, 2025 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Date /s/ Charles M. Shaffer February 25, 2025 Charles M. Shaffer, Chairman and Chief Executive Officer (principal executive officer) /s/ Tracey L. Dexter February 25, 2025 Tracey L. Dexter, Executive Vice President and Chief Financial Officer (principal financial and accounting officer) /s/ Dennis J. Arczynski February 25, 2025 Dennis J. Arczynski, Director /s/ Eduardo J. Arriola February 25, 2025 Eduardo J. Arriola, Director /s/ Jacqueline L. Bradley February 25, 2025 Jacqueline L. Bradley, Director /s/ H. Gilbert Culbreth, Jr. February 25, 2025 H. Gilbert Culbreth, Jr., Director /s/ Christopher E. Fogal February 25, 2025 Christopher E. Fogal, Director /s/ Maryann Goebel February 25, 2025 Maryann Goebel, Director /s/ Dennis S. Hudson, III February 25, 2025 Dennis S. Hudson, III, Director 131

Date /s/ Robert J. Lipstein February 25, 2025 Robert J. Lipstein, Director /s/ Alvaro J. Monserrat February 25, 2025 Alvaro J. Monserrat, Director /s/ Thomas E. Rossin February 25, 2025 Thomas E. Rossin, Director /s/ Joseph B. Shearouse, III February 25, 2025 Joseph B. Shearouse III, Director 132

BR811707-0425-10K